FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 14, 2003

Amersham plc
(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: April 14, 2003	By:

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated April 14, 2003

1.	Schedule 10 — Notification Of Major Interests In Shares, Wellington Management Company, LLP. April 7 2003.

2.	Amersham plc Annual Report and Accounts 2002. For the year ended December 31 2002.

3.	Chairman’s Letter and Notice of Annual General Meeting (May 7 2003)

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Wellington Management Company, LLP and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company, LLP and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

7 April 2003

12)	Total holding following this notification

36,461,910 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

5.20%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 7 April 2003

‘It all makes sense...’

Annual Report & Accounts 2002

‘We’ve brought our businesses closer together...

Our business idea	01
Our products and markets	10
Group at a glance	11
Businesses at a glance	12
Market report—medical diagnostics/radiotherapy	14
Market report—life sciences	17
Report & Accounts	21
Financial highlights	22
Chairman’s statement	23
Chief Executive’s review	24
Financial review	31
Social responsibility and environment	34
Board of Directors	36
Report of the Directors	38
Corporate governance statement	40
Directors’ remuneration report	43
Group profit and loss account	51
Statement of total recognised gains and losses	52
Reconciliation of movement in equity shareholders’ funds	52
Group and parent company balance sheets	53
Group cash flow statement	54
Accounting policies	55
Notes to the financial statements	58
Directors’ responsibilities for financial statements	87
Report of the auditors	88
Supplemental financial information	89
Five year summary	92
Shareholder information	93
Financial calendar	93
Glossary	94

It all makes sense... Our business idea

...let us show how it will benefit you’

In March 2002 we bought the remaining stake in Amersham Biosciences, giving us sole ownership of this business as well as Amersham Health. We now have full control of the three key areas of our business — protein separations, discovery systems and medical diagnostics. As a unified company we can work closer together than before, with greater teamwork and co-ordination. Together, we can use our resources to the full.

We occupy a new high ground. We can see the totality of technologies, skills and intellectual capital we’ve built up over the past five years. We can sharpen our focus on the scientific, commercial and financial factors that will help us exploit our many growth opportunities.

‘Aligning science with market opportunities’

Which opportunities do we pursue? Where, within the many strands of our business, will new investment create the most positive return?

Over to our Portfolio Committee. Composed of senior company executives drawn from science and commercial management, as well as outstanding external scientists, the committee is charged with maximising our investments in science, commercially and strategically. As part of this role, it identifies the wider market opportunities that spring from our crossbusiness co-ordination.

It all makes sense... Our business idea

The Portfolio Committee meets at least twice a year. It monitors the progress of our total science portfolio, and reviews and approves our investment in research. Through the Chief Executive, the committee also recommends to the Board the overall balance of investment in science within the group.

The range of opportunities available from our science and commercial base is virtually unmatched within the total healthcare market we cover. Our discovery systems business area, for instance, is looking at significant new opportunities in the diagnostic field. Similarly, our medical diagnostics business area is rapidly giving us greater insight into changes in the body at the molecular level. The Portfolio Committee’s task is to make sure we make the most of these exciting opportunities.

Amersham’s
Portfolio Committee

Andrew Carr
President, Amersham
Biosciences

Bill Castell
Chief Executive

Bill Clarke
EVP R&D, Amersham Health

Jean-Michel Cosséry
EVP Product Strategy,
Amersham Health

Peter Ehrenheim
President, protein separations

Mike Hayes
Chief Technology Officer,
Amersham Biosciences

Giles Kerr
Finance Director

Peter Loescher
President, Amersham Health

Keith Peters
Regius Professor of Physic,
Cambridge and Non-Executive
Director, Amersham plc

Tony Rollins
VP, Group Intellectual Property

James Rothman
Vice Chairman, Sloan-
Kettering Institute and Chief
Scientist, discovery systems

Mike Stevens
Director, Corporate
Development

Mathias Uhlén
Professor of Biotechnology,
Royal Institute of Technology,
Stockholm and Non-Executive
Director, Amersham plc

‘Our breadth creates new opportunities for our customers’

We have an extraordinary breadth of knowledge and skills in functional biology, informatics, chemistry, physics and diagnostic medicine. This breadth is a valuable strategic asset, enabling us to stay abreast of, and to some extent drive, advances in biomedical research. It also gives us a broad exposure to customers in academic and pharmaceutical research, biopharmaceutical manufacturing and the medical profession. This is a vital benefit as our businesses sharpen their focus on key customers in the markets they share.

The pharmaceutical industry is a key customer for each of our businesses. In protein separations we have an it all makes sense... Our business idea

especially direct relationship, providing a service to major pharmaceutical companies. We provide the essential manufacturing technologies used in more than 90 per cent of the biopharmaceutical drugs and vaccines currently on the market. We also provide the protein separation technologies used in laboratory research and drug development.

Within medical diagnostics, we aim to collaborate with pharmaceutical companies on the development of linked diagnostics and therapeutics. In the area of discovery systems, we provide enzyme technology and screening systems to help these companies develop and test new drugs.

Our broad interaction with the pharmaceutical industry gives us unique insight into their needs. This helps us develop distinctive, cutting edge products to help pharmaceutical companies achieve their goals more effectively, and bring medical discoveries more quickly to patients.

‘Maintaining leadership through innovation’

We’re the market leader in medical diagnostics and we intend to maintain this position. In the short to medium term, we’re managing the business through life cycle management. This means extending the life of our products by conducting new clinical trials and obtaining new indications for key products. Our heart diagnostic, Myoview™, has recently been approved for breast tumour imaging, and a new study of our X-ray product, Visipaque™, shows that it provides increased renal safety for at-risk patients.

In the longer term, we’re focusing on the development of molecular diagnostics, which are able to detect cellular changes that are the first signs of disease. We’re also working with GE Medical Systems to develop synthesis systems for producing proprietary PET (positron-emission tomography)

it all makes sense... Our business idea

radiopharmaceuticals of consistently high quality.

A most exciting initiative is the Imanet™ network of research centres, where we partner with pharmaceutical companies such as Pfizer. It’s a win-win situation. Using our advanced imaging technologies to show the effect of new compounds on cells in the body, we help companies test potential new drugs and speed up their drug development. And, importantly, we gain access to new molecules that provide important leads for new molecular diagnostic products, fuelling our future flow of new products.

‘Everyone’s health is a personal matter’

Our discovery systems business generates the new knowledge that feeds advances in diagnostics, protein separations and our basic understanding of disease. These advances are helping us identify the next steps towards personalised medicine and bring genetic discoveries into clinical practice.

This fundamental change in healthcare is already happening. DNA sequencing instruments such as MegaBACE™ are now used to study BRCA1 and BRCA2 genes in women genetically predisposed to breast cancer.

Investigating the role of genetic variation in disease, microarrays are being used to study patient populations to more accurately predict the prognosis for individual patients.

Similarly, through understanding life at the molecular level, molecular diagnostics in our pipeline show promise for detecting pulmonary embolism, brain tumours and angiogenesis with greater accuracy and sensitivity than is currently possible.

As we turn our imagination into reality, it’s no longer a question of if personalised medicine will happen. It’s a question of how quickly it will evolve.

it all makes sense... Our business idea

Amersham and personalised medicine

Amersham’s long-term vision is to enable personalised medicine, in which the diagnosis and treatment of disease will be tailored to individuals based on their genetic makeup.

Our company is well positioned to play a key role in this development.

Personalised medicine will require increased understanding of the role of genes, proteins and cellular processes in disease and how these affect response to treatment — knowledge being enabled by the discovery systems business area in Amersham Biosciences. It will require molecular diagnostics that can detect disease before symptoms show, and link diagnosis more closely to targeted therapeutics — the kind of diagnostics being developed by Amersham Health. It will require protein purification and bioprocess systems — supplied by the protein separations business area of Amersham Biosciences — for manufacturing the new biopharmaceutical drugs and vaccines that will result from biomedical research.

‘Well positioned...’

There’s been an extraordinary acceleration of technologies in our business areas. Investing to keep pace with these changes, we’ve expanded our technology base in protein separations and increased our focus on molecular diagnostics in medical imaging. We’ve also built up our informatics capability, a key part of our enabling technologies as it helps make sense of the enormous amounts of data coming out of genomics, proteomics and molecular biology research. These moves strengthen our position in the global marketplace, underpinning future growth.

Our protein separations and medical diagnostics business areas are growing strongly and generating good revenues. We’re expanding manufacturing capacity in both these areas to meet market needs, and we’ll continue to invest in our core businesses to sustain their profitability in the short and long term. We’re now taking steps to bring discovery systems into profit, focusing on a smaller number of high-value systems and product lines.

We’ll obviously continue to manage our shareholders’ assets responsibly and transparently, following the rules of good corporate governance.

It all makes sense... Our products and markets

Group at a glance

Bringing vision to medical discovery

Amersham is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, we employ over 10,000 people around the world. Amersham shares (AHM) are traded on the London, New York and Oslo stock exchanges, and we are part of the FTSE Index of Britain’s 100 largest public companies.

Our medical diagnostics business, Amersham Health, provides diagnostic imaging agents which highlight organs, tissues and cells inside the human body, for the early detection, diagnosis and management of disease.

Our life sciences business, Amersham Biosciences, provides enabling technologies for gene and protein research, drug screening and testing, and protein separations systems for the manufacture of biopharmaceutical medicines.

We serve a broad range of customers in the healthcare market, from physicians, hospitals and purchasing groups to academic research laboratories, biotechnology firms and pharmaceutical companies. Our innovative products and technologies help our customers to diagnose and treat disease, to carry out research and to develop new treatments.

Business at a glance

Medical diagnostics — 55% of total Amersham sales

Pharmaceutical products used during medical scanning procedures to enhance images and provide information about the structure and functioning of organs, tissues and molecules in the body, for early, accurate diagnosis and management of heart disease, circulatory disorders, lung disease, brain disease and cancer.

Therapy products — 4% of total Amersham sales

Products using radioactive isotopes for the treatment of cancer.

Performance 2002

Sales	Operating profit	R&D expenditure	Employees

£948 million, up 8%	£256 million, up 9%	£95 million, up 14%	5,300

Key products

Myoview™ (kit for preparation of 99mTc tetrafosmin)
Sales £133 million, up 26%

Our fastest-growing medical diagnostic product, this radiopharmaceutical imaging agent is used for visualising blood flow to the heart, and may also be used in breast tumour imaging. Patents to 2009-2010.

Visipaque™ (iodixanol)
Sales £91 million, up 18%

An advanced non-ionic X-ray/CT (computed tomography) product for the diagnosis of coronary artery disease and to aid in stent placement, whose isotonic formulation provides an extra margin of safety and patient comfort. Patents to 2008-2011.

Optison™ (human albumin microspheres containing perflutren)

The leading ultrasound product for the emerging market of contrast-enhanced ultrasound, for visualising the borders of the heart muscle. Patents to 2012-2013.

Research platform Imanet™

Imanet is an expanding network of imaging research centres where Amersham Health works in collaboration with the world’s top pharmaceutical companies. It uses innovative imaging solutions to accelerate drug discovery and development, and to create new molecular diagnostics that will enable physicians, in the future, to more accurately predict and diagnose disease and to tailor treatment accordingly.

Omniscan™ (gadodiamide)
Sales £96 million, up 17%

Our leading product for MRI (magnetic resonance imaging), primarily used for imaging the central nervous system (brain tumours, stroke, spinal lesions); use being extended to cardiovascular disease. Patents to 2007-2009.

Omnipaque™ (iohexol)
Sales £222 million, up 6%

A non-ionic X-ray/CT diagnostic, launched 20 years ago and still the world’s best selling diagnostic imaging product for a wide range of indications in cardiology, neurology and oncology. Off-patent.

DaTSCAN™ (ioflupane I123)

A molecular diagnostic radiopharmaceutical, this is the first product that enables an objective diagnosis of Parkinson’s disease and related syndromes. Marketed only in Europe. Patents to 2012.

Brachytherapy products

Our leading line of radioactive iodine and palladium seed products — OncoSeed™, Rapid Strand™, EchoSeed™, TheraSeed™ — implanted in the prostate gland to treat prostate cancer.

It all makes sense... Our products and markets

Business at a glance

Protein separations — 17% of total Amersham sales

Chromatography purification systems, membrane products and media used in the manufacture of biopharmaceuticals (any biologically-derived drug, eg. insulin, vaccines, DNA-based medicines, monoclonal antibodies, interferon), and for the laboratory scale separation of proteins for research and drug development.

Discovery systems — 24% of total Amersham sales

High throughput systems (instruments, reagents, software) for genomics (DNA sequencing, gene expression and gene variation), proteomics (study of proteins and their role in biological function), and bioassays (analysis of cellular processes in metabolism and disease, used for screening and testing of potential new drugs).

Performance 2002

Sales	Operating profit	R&D expenditure	Employees

£670 million, up 6%	£75 million, flat*	£88 million, up 3%	4,650

*	Up 9% excluding the £8 million dilutive impact of the CodeLink™ and Cimarron acquisitions.

Protein separations — key platforms

Bioprocessing — columns

Our bioprocess systems (instruments, media and software) are used by leading pharmaceutical and biotech companies for the industrial manufacture of over 90 per cent of the biopharmaceuticals on the market or in development. The wide range of chromatography columns includes Chromaflow™ and Streamline™ brands.

Bioprocessing — separations media

Consumables used in bioprocessing. Leading brands include Sepharose™, MabSelect™, and Source™.

Bioprocessing — membrane separation

Hollow fibre filtration membranes used in bioprocessing — an essential step for removing impurities in biologically-based drugs.

Laboratory separations

ÄKTA™ platform — the gold standard in chromatography systems for laboratory purification of proteins before scale-up to manufacturing.

Discovery systems — key platforms

Genomics

DNA sequencing: MegaBACE™ DNA sequencer for decoding the genetic structure of human, animal and plant species. TempliPhi™ template preparation kit for producing DNA samples. Gene expression: CodeLink™ pre-arrayed slides and Lucidea™ custom slides platform, on which thousands of DNA samples are scanned to identify differences in the way genes are expressed.

Bioassays

Instruments include LEADseeker™, which has the ability to screen up to 1,000,000 new drug compounds a day, and IN Cell Analyzer, which enables scientists to study the effects of a potential new drug on living cells in real time. Products also include a range of custom-labelled reagents for toxicology testing.

Proteomics

Ettan™ high throughput protein analysis platform utilising systems such as mass spectrometry and electrophoresis to identify and characterise proteins, and to compare protein expression in diseased and normal tissues, enabling drugs to be targeted to diseases. Products also include the CyDye™ range of fluorescent dyes.

Informatics

Scierra™ platform of software solutions for managing and organising the vast amounts of data being generated in life sciences research.

Market report — medical diagnostics/radiotherapy

Note: Market numbers within text represent internal company estimates unless stated otherwise.

Despite significant advances in the understanding of the underlying causes of disease in recent years, medicine still revolves primarily around the treatment of existing conditions following the appearance of symptoms. To select the most appropriate course of treatment for each individual patient, the physician first needs to make a correct diagnosis but must also establish the location, extent and severity of disease and determine a prognosis.

Medical imaging is uniquely able to provide this information and is a key component of modern healthcare. In 2002, approximately 800 million medical imaging procedures were performed worldwide. Of these, approximately 120 million scans were enhanced or made possible with medical diagnostic products, generating revenues of over £2.8 billion. Medical diagnostics markets are demonstrating strong year on year growth and this is expected to continue.

There are four main imaging modalities — X-ray including computed tomography (CT), magnetic resonance imaging (MRI), radiopharmaceutical imaging and ultrasound. Radiopharmaceutical imaging always requires the use of a diagnostic product, while the other modalities may or may not use a contrast medium to enhance the image, depending on the procedure. The choice of technique depends upon a number of factors including the type of diagnostic information needed, instrument availability, physician preference, and cost/benefit considerations.

For the management of heart disease, for example, the cardiologist might use radiopharmaceutical imaging to determine how well the heart muscle is being perfused with blood, contrast-enhanced ultrasound to improve endocardial border delineation, and X-ray to perform a coronary angiography of the blood vessels. All of these examinations would normally use a medical diagnostic product.

Market developments in 2002

In the US, the rapid growth of the over-50 population where more diagnostic procedures are required, combined with the growing ability to do more procedures due to technological advances in the equipment sector, are expanding the need for medical diagnostics. Pricing has been maintained at fairly stable levels.

In Europe, the tough reimbursement environment continues to affect pricing. The markets are still dominated by state funding,

it all makes sense... Our products and markets

although the private market is increasing. However, the installed hardware base in Europe is expanding and this will allow further volume growth.

The Japanese diagnostic pharmaceutical market continues to show modest volume growth but the overall environment remains challenging due to ongoing healthcare reform measures and government-mandated reimbursement price cuts.

Amersham Health, Bracco, Tyco Healthcare (Mallinckrodt Imaging), Schering and Bristol-Myers Squibb (BMS) Medical Imaging (formerly Dupont), together with their respective licensees, are the major players in the medical diagnostics market, with more than 90 per cent share between them.

Company	Global market share (%)

Amersham Health	38
Bracco	18
Tyco/Mallinckrodt	14
Schering	12
BMS/Dupont	12
Guerbet	2
Others	4

Market drivers

Increasing demand for medical diagnostics is being driven by the ageing population and the rise in prevalence of age-related diseases such as cancer, Alzheimer’s disease, Parkinson’s disease, stroke and heart failure. These diseases represent the highest cost burden to healthcare systems in industrialised nations, and there is tremendous pressure to develop tests that can assist in earlier diagnosis and aid selection of the most appropriate treatments in order to reduce costs.

This has led Amersham Health to focus its product development on disease states, rather than a modality-driven approach, and to include cardiologists, neurologists, oncologists and internal medicine physicians in its customer base, in addition to radiologists, hospitals and purchasing organisations. The aim is to enable physicians and their patients — who are becoming better informed and expect to be included in decisions about managing their disease — to select the imaging procedure and diagnostic product they feel is most appropriate in each case.

Scanner technology is also making significant advances. The emphasis is on improving the speed and functionality of instrumentation, allowing increased numbers of procedures per unit.

Looking further ahead, our rapidly increasing knowledge of genomics raises the very real prospect of being able to be truly proactive in predicting and preventing disease, and to determine which medication is best suited for each individual. Medical imaging technologies which can identify presymptomatic disease, increasingly through monitoring of the expression of genes and the function of the proteins for which they code within cells, will be key to delivering personalised medicine: finding the right therapy, for the right patient, at the right time, with the right outcome.

X-ray/CT medical diagnostics

Total scans	approx 630m
Enhanced scans	approx 75m
Market size	approx £1.4bn

X-ray is the most frequently performed imaging procedure covering all body areas and is often the entry point for the diagnostic work-up. X-ray computed tomography, or CT scanning, has had the greatest impact on the medical diagnostics market. CT scanning allows cross-sectional imaging of the body with exquisite depiction of anatomic detail, and is finding growing use in coronary angiography and interventional procedures. Approximately 40 per cent of CT scans currently involve the use of medical diagnostic products.

The development of multi-slice CT machines, which are capable of performing sub-second imaging of millimetre-thin slices of body tissues, has opened up a host of new applications such as blood vessel imaging and blood clot imaging, many of which require large volumes of medical diagnostic contrast media.

MRI medical diagnostics

Total scans	approx 40m
Enhanced scans	approx 10m
Market size	over £320m
Number of MRI machines	over 15,000

Magnetic resonance imaging (MRI) is often the method of choice for imaging the central nervous system, particularly for detecting cancers in the brain and lesions in the spinal canal and spinal column. More recently, MRI has found use in imaging the blood vessels and depicting brain regions affected by stroke. Roughly 25 per cent of the MRI scans use a medical diagnostic product with every segment of contrast-enhanced MRI experiencing growth, and this trend is expected to continue.

New MRI contrast media are being developed for vascular imaging, cardiac imaging, visualisation of air spaces in the lungs, and for targeting specific tissues such as lymph nodes and blood clots. The ability to identify high-risk patients in the foreseeable future, along with the need for accurate anatomical and functional information, will drive the market for these new products.

Radiopharmaceutical medical diagnostics

Scans (enhanced)	approx 28m
Market size	over £1.1bn
Number of gamma cameras	over 15,000

Radiopharmaceutical imaging provides metabolic and functional information about diseases such as stroke, dementia, coronary artery disease and cancer that complements anatomical imaging such as CT or MRI. Radiopharmaceutical imaging always requires the use of a radiolabelled medical diagnostic product, which binds to and accumulates in the cells or tissues being studied, and the image is obtained with the aid of a gamma camera.

Recent innovations in radiopharmaceutical imaging enable the visualisation of precise cellular activities and subtle changes in organ function, such as changes in brain function due to Parkinsonism.

The latest advance in radiopharmaceutical imaging is positronemission tomography (PET). PET, an advanced molecular imaging technique, can provide images of the entire body and visualises biochemical events at the cellular level. It is an extremely sensitive technique for the early detection of tumours and metastases, and PET procedures are now reimbursed by Medicare in the US for seven types of cancer. The clinical application of PET technology is a rapidly growing emerging market, with around 300,000 procedures performed in the US in 2002. Continued advances in instrumentation and improvements in PET chemistry could expand its use into other significant markets, eg. the management of neurological conditions such as Alzheimer’s disease.

Another significant development is the advent of compound modality instruments combining high-resolution CT images of the anatomy with low-resolution functional (PET or SPECT) images during parts of the same imaging procedure. These enable more accurate localisation of disease and assist the planning of surgical interventions and radiotherapy. Such developments in so-called ‘fusion imaging’ are expected to fuel the growth of both CT and PET imaging.

Ultrasound medical diagnostics

Total scans	approx 140m
Enhanced scans	approx 0.5m
Market size	over £10m
Number of instruments	over 150,000

Ultrasound is used extensively by both hospital and office-based cardiologists to evaluate patients with known or suspected coronary artery disease. The vast majority of cardiac patients are screened by ultrasound, and in 2001 over 25 million ultrasound scans of the heart were performed throughout the world. However, results are often equivocal with patients frequently referred on to more reliable and expensive techniques (eg. CT and MRI).

Only a fraction of the ultrasound scans currently use a medical diagnostic product, the primary use being to improve the assessment of heart wall motion through endocardial border delineation, or visualisation of the surface of the heart muscle. The true utility of ultrasound in cardiology could be realised with the visualisation of myocardial perfusion. This will require advances in instrumentation along with advanced ultrasound diagnostic products, in order to obtain a reliable and robust imaging procedure. In radiology, contrast-enhanced ultrasound has the potential to differentiate between benign and malignant tumours in various tissues. Developments such as these would expand the ultrasound medical diagnostics market.

Radiotherapy market

The most significant therapeutic market for radioisotopes is prostate brachytherapy, a minimally invasive outpatient procedure in which radioactive iodine or palladium seeds are implanted within the prostate gland to irradiate the tumour. The mounting clinical evidence supporting the efficacy of this treatment was further underpinned in 2002 through two important studies, one relating to the treatment of high-risk patients with palladium103 seeds in combination with external beam radiation, and the other demonstrating the benefits of Amersham’s Rapid Strand™ iodine125 delivery system.

In the United States, around 40,000 patients each year, or 25 per cent of those presenting with early stage prostate cancer, are treated with brachytherapy seed implants. Slower market growth and increased competition, with the number of competitors rising from two in 1998 to 14 today, have resulted in significant pricing and market share pressure. In 2002, the US Medicare reimbursement system set a fixed cost for brachytherapy procedures and further changes will take effect in 2003, further intensifying the price pressures.

Brachytherapy is gaining acceptance in Europe and while only a small percentage of early stage prostate cancer patients currently receive seed implants, the market has substantial development potential.

Radiolabelled monoclonal antibodies are being developed for the treatment of several types of cancer. The antibodies target specific tumour cells and then attach to them, allowing the radioactive component to destroy tumour cells while sparing the surrounding healthy cells. 2002 saw the first of these compounds licensed by the US FDA for the treatment of non-Hodgkins lymphoma patients who have failed to respond to previous therapies.

Other radiotherapy products include strontium89, which can target growing bone cancers and help to alleviate pain, and iodine131 for the treatment of thyroid tumours.

it all makes sense... Our products and markets

Market report — life sciences

Note: Market numbers within text represent internal company estimates unless stated otherwise.

Fifty years have passed since the discovery of the double helix structure of DNA heralded a new era of medicine. At the beginning of the 21st century, catalysed by the completion of the human genome, life science continues to be seen as a major driver towards improved healthcare for all. Having the map of the human genome enabled life scientists to move into a new era of understanding biological processes at the cellular level. This new precision in biology will lead to a fundamental shift in the practice of medicine, enabling delivery of the goal of personalised medicine by facilitating better understanding, profiling, prediction and treatment of disease. In addition to technological advances, our knowledge-based society feeds a more informed and responsive public who continue to expect availability of cost-effective healthcare to improve their lives.

Research work in academia is critical for understanding the mechanisms of disease and underpinning improved healthcare; this has been reflected by generally stable sector funding during 2002. Government and charity spending to support the academic segment continued to be strong with double-digit growth. In the US, for example, the National Institutes of Health budget increased 14 per cent to approximately $23 billion in 2002, but it is anticipated that growth in funding will be decreased in future years.

Capital funding of start-up biotechnology companies has been under significant pressure this year, and sources of funding are now shifting from the public markets to a combination of the venture capital community and other private sources. Following the sequencing of the human genome, the market is uncertain about where the next frontier will be found. Companies are now turning towards functional biology, where the interest is in deciphering what the genes and their protein products actually do. In addition, companies that previously commercialised software and genomic data have developed new business strategies, moving from discovery companies to therapeutic developers, eg. Celera’s acquisition of Axys Pharmaceuticals and Millennium’s acquisition of Cor Therapeutics. Consolidation is likely to continue, frequently in association with large pharmaceutical companies through marketing alliances, to create powerful biotechnology players.

Despite the availability of far more potential targets than previously, there has still been a reduction in the number of innovative drugs being registered by pharmaceutical companies. Escalating R&D costs are lessening productivity and placing a greater importance on steps to limit the possibility of failure in the later stages of development. By better understanding the function and variation of genes and proteins in disease and health, pharmaceutical companies will increase their opportunity of identifying disease-relevant targets leading to better-targeted molecular drugs. In an attempt to maximise returns, companies have refocused some of their resources to later stage development to support life-cycle management. These companies also faced additional pressures such as market pricing and increased generic competition. In 2002 these significant issues were coupled with a backdrop of global recessionary pressure, increased focus on corporate governance and contraction of capital budgets.

Notwithstanding the global market challenges of 2002, dynamism and change remain the hallmarks of the biosciences market.

Overview of selected market segments for Amersham Biosciences

	Market
	size
Selected application segment	(£m)	Competitors

Bioprocess (industrial protein separations)	590	Millipore, Merck KgaA, Tosoh Bioscience
Laboratory protein separations	345	Bio-Rad, Applied Biosystems
Genomics — sequencing	500	Applied Biosystems
Genomics — gene expression	400	Affymetrix, Agilent
Proteomics	740	Applied Biosystems, Bio-Rad, Waters
High throughput drug screening	1,200	Cellomics, Molecular Devices, Perkin-Elmer

The market in which Amersham Biosciences competes has a value of approximately £5 billion; selected application segments are shown in the accompanying table. Customers include research and development groups within academic and clinical research laboratories, pharmaceutical companies, biotech companies and biopharmaceutical manufacturing groups.

Key market drivers are the sourcing and allocation of funds in these customer segments and the number of biopharmaceuticals in clinical trials. Total worldwide pharmaceutical/biotech R&D spend increased by approximately nine per cent in 2001; growth has slowed to an estimated six per cent for leading companies in 2002.

The biosciences market is fuelled by integrated systems, instruments, consumables and informatics, to support customers to achieve their goals faster and more efficiently.

Increasingly, sophisticated platforms such as biochips are being applied across genomics and are starting to enter proteomics. These technologies generate large amounts of data in a much shorter time than previously achieved, and have high potential in general research as well as in other applications such as in vitro clinical diagnostics.

Biologically-based drugs (eg. insulin, monoclonal antibodies, vaccines, DNA medicines) continue to grow in importance. Nine out of the 26 drug approvals by the US Food and Drug Administration (FDA) during 2002 were biologics.

Protein separations

Bioprocess

The number of biopharmaceutical candidates in clinical trials and gaining regulatory approval has continued to increase. There are now over 100 such biopharmaceuticals from companies such as Amgen, Eli Lilly, Johnson & Johnson and NovoNordisk. The key purification steps in the production of these drugs require systems, membranes and chromatography media designed and manufactured to the highest standards.

Biotechnology drug candidates in clinical trials comprise a wide range of compounds including anti-sense DNA, monoclonal antibodies, DNA-based gene therapies, growth factors, interferon and vaccines. The growth rates in this area are expected to be maintained or to rise in the future as an increasing number of novel proteins, peptides and anti-sense drugs are brought to market as therapeutic products. There are currently more than 500 biopharmaceuticals in phase I, II and III clinical trials worldwide. The market growth for bioprocess products will be underpinned by the increasing propensity of pharmaceutical companies to look for manufacturing technologies that further improve overall production economy. Because of the relatively large doses required in their use, the increased number of monoclonal antibodies in later stage development has triggered investment in manufacturing capacity to meet the expected demand.

Laboratory separations

Chromatography is one of the core technologies used in protein analysis, and although affected by the slowdown in capital spending on tools, the longer-term growth in this market is being fuelled by the overall market expansion in proteomics. Laboratory chromatography techniques are also used in method development and scale-up for biopharmaceutical manufacturing.

Genomics

The genomics market is heterogeneous and is composed of sub-segments such as gene sequencing, gene expression and genetic variation, which are growing at different rates.

Sequencing efforts are now increasingly focused on exploration of genetic differences in the four nucleotide bases within, and between, a variety of species. Technologies are being applied to improving sample preparation prior to sequencing as well as reducing sample volumes, providing greater ease of use and increasing overall efficiencies.

Measuring and monitoring the level to which different genes are expressed is increasingly performed using microarray platforms with pre-arrayed nucleic acids (biochips) or with technologies to allow researchers to prepare their own arrays.

Tailoring of drug treatments is an important goal of personalised medicine. Analysis of single nucleotide polymorphisms (SNPs) should facilitate a better understanding of individual susceptibility to disease and response to drug treatment. The market is currently very small, but with technological advances it could show dramatic growth.

Proteomics

Proteomics — studies to discover the identity, function and interaction of proteins in living organisms — is experiencing good growth. Proteins are responsible for cellular structure, metabolism and function including signalling and growth, and are therefore the targets of most drug discovery efforts.

In contrast to genomics, the ‘industrialisation’ of proteomics is in its infancy. Unlike DNA, proteins cannot be readily amplified to aid detection and analysis. Also, in contrast to the 35,000 to 45,000 human genes, there may be up to two million different types of proteins, and these have complex differences in their three-dimensional structure which affect their function.

Current trends include the drive towards integrated approaches to provide increased sample throughput, sensitivity and accuracy. Technologies such as microarrays are just starting to be applied for protein analysis, but are considerably more complex than their DNA counterparts.

Bioassays

Researchers use bioassays to measure and quantify the biological processes involved in cellular activities, metabolism and disease. Bioassays are involved at almost every stage of the preclinical drug discovery research and development process. Validation of target molecules, primary screening of possible drug candidates, secondary screening to select lead candidates and finally, testing of the lead candidates to validate their metabolic/toxicological properties are among the hurdles that must be passed before a potential drug candidate can move into clinical trials.

The success of primary screening approaches has now led to development of the market for ‘high information’ secondary screening formats. Researchers are now starting to use such formats to examine how modification of selected genes within cells is translated into physiological changes.

Informatics

The integration of the vast amounts of data generated from increasingly large numbers of sample studies and multiple technology platforms represents one of the key challenges for life science research in the 21st century. While major corporations such as IBM are becoming active in this segment, current market needs are focused on laboratory information management systems (LIMS) which integrate platforms, sample and reagent logistics and enable production research by handling data from sample to end result. The LIMS market is predicted to grow to over £0.5 billion by 2007. (Source: Frost and Sullivan).

‘Creating value...through science’

Financial highlights	21
Chairman’s statement	22
Chief Executive’s review	23
Financial review	30
Social responsibility and environment	33
Board of Directors	35
Report of the Directors	37
Corporate governance statement	39
Directors’ remuneration report	42
Group profit and loss account	50
Statement of total recognised gains and losses	51
Reconciliation of movement in equity shareholders’ funds	51
Group and parent company balance sheets	52
Group cash flow statement	53
Accounting policies	54
Notes to the financial statements	57
Directors’ responsibilities for financial statements	86
Report of the auditors	87
Supplemental financial information	88
Five year summary	91
Shareholder information	92
Financial calendar	92
Glossary	94

Financial highlights

Throughout this report, results are stated before exceptional items and goodwill amortisation. Trading profit represents operating profit before exceptional items and goodwill amortisation and before R&D. Growth rates are at constant exchange unless otherwise indicated.

	12 months	12 months	Growth at constant	Growth at actual
	to 31 Dec 2002	to 31 Dec 2001	exchange rate	exchange rate
		restated*
	£m	£m	%	%

Sales	1,618.2	1,602.5	7#	1
Amersham Health	947.7	922.0	8	3
Amersham Biosciences	670.5	680.5	6#	(1)
Trading profit	494.0	466.3	7	6
Research and development	(184.2)	(173.8)	6	6
Operating profit	309.8	292.5	7	6
Profit before tax	300.3	279.4	8	8
Earnings per share	29.9p	26.6p	15	12
Statutory earnings per share(1)	26.1p	33.2p		(21)
Dividend per share	7.8p	7.1p		10

*	Restated for the introduction of Financial Reporting Standard 19 ‘Deferred taxation’

#	Comparable growth excluding disposed businesses

(1)	After exceptional items and goodwill amortisation

Geographical breakdown

North America	Europe	Japan*	Rest of World

Sales £799 million, up 8%	Sales £428 million, up 8%	Sales £264 million, up 1%	Sales £127 million, up 3%
Employees: 2,900	Employees: 6,200	Employees: 250	Employees: 700

*	Includes share of sales in joint venture, Nihon Medi-Physics (NMP), but does not include NMP employees

Chairman’s statement

Amersham delivered a solid financial performance in 2002, with good sales growth and double-digit growth in earnings per share. Turnover reached £1,618 million, up seven per cent over 2001 at constant exchange rates. Earnings per share before exceptional items and goodwill amortisation were 29.9 pence, a growth of 15 per cent at constant exchange rates. The Board is recommending a final dividend of 5.15 pence per share, giving a full year dividend of 7.8 pence per share, a growth of 10 per cent.

In a year of challenging economic and market conditions, the breadth and balance of our global businesses continued to be a strong asset. In Amersham Biosciences, our protein separations business area grew sales by 15 per cent, and we achieved good sales of reagents in all areas of the life science market. This helped offset a slowdown in instrument sales in discovery systems, due primarily to reductions in capital spending in the US market. Similarly, in Amersham Health our portfolio of patented medical diagnostic products grew sales by 22 per cent, more than offsetting lower bulk sales into Japan. Overall, sales in North America, our largest market, were up by eight per cent to £799 million, sales in Europe rose eight per cent to £428 million, and sales in Japan were up by one per cent at £264 million.

In March, we achieved a key strategic objective. Completing the merger process which began in 1997, we purchased Pharmacia Corp’s 45 per cent stake in Amersham Biosciences to take full ownership of our life sciences business. The purchase was partially financed through the issue of 57.5 million new shares, raising £397 million towards the purchase price of £704 million, with the remainder being drawn from existing bank facilities and cash reserves. Having full ownership of Amersham Biosciences and Amersham Health opens new and exciting opportunities, particularly in research and development, for incorporating genetic knowledge into diagnostics — taking us a big step further towards our long-term vision of enabling personalised medicine.

2002 also saw heightened awareness of corporate governance issues for companies following revelations of corporate mismanagement and accounting fraud, primarily in the US. This has served to focus attention on the role of independent Non-Executive Directors in protecting the interests of shareholders. It has also resulted in new legislation (Sarbanes-Oxley Act) in the US, and a series of recommendations (the Higgs Review) which may be adopted during 2003 in the UK. Amersham’s Board is committed to high standards of corporate governance and we believe our current practices demonstrate this. We have always believed that using the Board to manage the company, exposing it to issues and a wider cross section of our managers provides an indispensable framework of business understanding, without which our corporate governance risks being a theoretical and unsubstantial activity. In this Annual Report, we have supplemented our disclosure and control procedures as required by the US legislation; and we shall review the proposed UK recommendations to ensure that our company continues to follow best practices.

We were extremely pleased to welcome a new Non-Executive Director to the Board this year. Professor Mathias Uhlén, Professor of Biotechnology at the Royal Institute of Technology in Stockholm, Sweden and an internationally recognised expert in proteomics, is a strong addition. Andrew Carr, President of Amersham Biosciences, and Peter Loescher, who has recently joined the company as President of Amersham Health, are new Executive Directors on the Board. We also wish to thank Dr John Padfield for his valuable contributions to the company. John retired from the Board and as the Chief Executive of Amersham Health in December, having delivered strong sales growth in Amersham Health during his three years with our company. John is now pursuing a portfolio of other opportunities and we wish him every success in the next stage of his career.

I shall retire from the Amersham Board at the Annual General Meeting in May 2003, having served as a Non-Executive Director for 14 years including four years as Chairman. Amersham has undergone an amazing transformation during my tenure, evolving from a small spin-off of the UK Atomic Energy Authority into a global leader in medical diagnostics and life sciences, achieved through a consistent application of strategy and two transformational mergers in 1997 with Nycomed and Pharmacia Biotech. We are now a driving force in medical innovation. Being a Director of this company, and playing a role in its development, has been a source of intense pleasure and pride.

On behalf of the Board, I want to express my sincere admiration and appreciation to all Amersham employees. Their dedication and talents have built a great company. I now pass the Chairman’s baton to Donald Brydon, a Non-Executive Director since 1997 and currently Chairman of the Audit Committee. Donald has had an illustrious career in investment management — 32 years and counting! — and he is eminently qualified to guide Amersham on the next stage of its development. My very best wishes to Donald, the Board and management, and to a great team of employees.

/s/ Richard Lapthorne
Richard Lapthorne Chairman

Chief Executive’s review

2002 was a watershed year for Amersham. We achieved our goal of becoming one company focused on enabling molecular medicine. The process of transformation began in 1997, when we merged Amersham’s businesses with Nycomed, now Amersham Health, and Pharmacia Biotech, now Amersham Biosciences. This gave us the global franchise and breadth of skills in medical diagnostics and life sciences that are critical for delivering our strategy in molecular medicine — skills that we have since built on and strengthened in two fully-fledged, profitable businesses. Our purchase of the remaining equity in Amersham Biosciences in March 2002 completed the merger process. We now have full ownership of our three main business areas in medical diagnostics, protein separations and discovery systems. This enables us to draw on the total skills base in molecular medicine across the company to drive towards our long-term vision of enabling personalised medicine.

Our newly formed Portfolio Committee plays an important role in enabling innovation across the company. Composed of colleagues at the most senior level in the company as well as distinguished external scientists, the Portfolio Committee oversees the direction of science in Amersham and approves the investment in research, ensuring that we stay on track both commercially and strategically as we go forward.

Amersham’s business maintained the good momentum we have seen in previous years. Our turnover, at constant exchange rates, grew seven per cent, with sales in Amersham Health up by eight per cent to £948 million and Amersham Biosciences sales up six per cent to £670 million. Trading profit increased by seven per cent to £494 million. After an investment in R&D of £184 million, corresponding to approximately 11 per cent of total sales, we had an operating profit, before exceptional items and goodwill amortisation, of £310 million, up seven per cent at constant exchange rates.

We continue to drive our businesses for profits and cash, and we saw strong performance in 2002 in medical diagnostics, with over 20 per cent growth in sales of our patented diagnostic products, and in protein separations, driven by excellent growth in bioprocess systems for the manufacture of biopharmaceuticals. Each of these business areas has a global market share of 35 to 40 per cent(1) in growing markets, and they consistently deliver good sales and profits.

Our discovery systems business area is fundamental to our focus on molecular medicine, as it develops the innovative technologies that will feed future advances in life sciences

(1)	Company estimates

and medical diagnostics. We intend for this business area to contribute to profits as well as innovation. In 2002, discovery systems’ financial performance did not improve as rapidly as we would like, due to market developments in the life science market, and a restructuring programme has been put in place to accelerate its move into profitability during 2004. The R&D portfolio will be refocused on a smaller number of high-value products and systems and we will drive cost efficiencies by reducing the number of employees and consolidating activities on fewer sites. Amersham will incur one-off costs in the range of £45-50 million, which are expected to result in savings running at the rate of £30-35 million per annum by the end of 2004.

We continue to invest in our businesses to expand capacity and support growth. In medical diagnostics, we expanded manufacturing capacity at several sites in 2002, increasing manufacturing efficiencies and enabling us to meet the growing demand for our diagnostic products. A new £47 million expansion of the Lindesnes (Norway) contrast media plant has been approved, to be completed in 2005. Protein separations also benefited from capacity expansion in 2002 and further investments are planned in 2003. Acquisitions in Amersham Biosciences during the year included a controlling stake in Cimarron in informatics, two filtration companies which added membrane separation to our bioprocess product offering in protein separations, and the CodeLink™ pre-arrayed slides business, which in addition to its use in gene expression has significant further potential for leverage into proteomics and diagnostics.

Amersham Health is a global leader in medical diagnostics and our four leading brands — Omnipaque™, Visipaque™, Omniscan™ and Myoview™ — account for 65 per cent of sales. Our patented portfolio of medical diagnostic products grew sales by 22 per cent in 2002, surpassing sales of our unpatented products, for the first time, in the second half of the year. Amersham Health’s operating profit was up nine per cent to £256 million, growing at a faster rate than sales, and operating margins improved over those of 2001, driven by product mix and manufacturing efficiencies.

New studies are supporting or extending the clinical usefulness of our top three patented medical diagnostic products. In cardiac angiography, Visipaque has been shown to have a significantly improved renal safety profile compared to other X-ray products. Our heart diagnostic, Myoview, is now approved for use in breast tumour imaging, and our magnetic resonance agent, Omniscan, is being developed for the diagnosis of cardiovascular disease. In addition to life cycle projects, Amersham Health has implemented changes in its R&D organisation to improve productivity and significantly reduce the time to market for projects in the pipeline. This has also involved reallocating resources to projects with the greatest commercial opportunities.

Our research in medical diagnostics is focused on the development of molecular diagnostics, targeted towards major diseases such as cancer, Alzheimer’s disease and heart disease. These new molecular diagnostics will improve the way medicine is delivered in the future and our company is among the leaders, working not only in our own research laboratories but also, through our Imanet™ network of imaging research centres, in collaboration with pharmaceutical companies such as Pfizer. Eventually, as we learn more about genetic variation, we will have diagnostics that can identify individuals at high risk for development of particular diseases or side-effects of given drugs. Further we can monitor the expression of genes and proteins within cells. Together this will allow physicians to segment patient populations according to their genetic makeup, leading to tailored prevention and therapies.

Our protein separations business area grew sales by 15 per cent in 2002, accelerating throughout the year as new production plants for manufacturing biopharmaceuticals were brought on stream and new drugs entered clinical trials. There are over 100 biopharmaceuticals on the market and our bioprocess instruments and media are used in the manufacture of over 90 per cent of these products. In addition, two new areas contributed to the progress, the rapid growth in development of DNA medicines and sales of our membrane separation systems. The operating profit was £107 million, up from £96 million in 2001. To increase the visibility of this business area, Peter Ehrenheim, President of protein separations, now reports directly to me.

In discovery systems, we have an excellent technology base in genomics, proteomics and bioassays, backed by a growing informatics capability. Genomics moved into profit in 2002, benefiting from restructuring steps taken at the beginning of 2002 and the Applera litigation settlement. Discovery systems experienced a significant decline in instrument sales as a result of reduced capital spending by pharmaceutical companies. Overall, although sales of reagents, consumables and software remained good, sales in discovery systems were down one per cent and this business area had an operating loss of £32 million. Andrew Carr, President of Amersham Biosciences, is focusing on discovery systems and this will strengthen performance management as it moves towards profitability.

In December 2002, Peter Loescher joined the company as President of Amersham Health. Peter, most recently head of Aventis’ business in Japan and with many years of experience in the international pharmaceutical industry, brings additional strength and diversity to our executive management team. He is also an Executive Director on the Board and a member of our Portfolio Committee.

2002 marked the 20th anniversary of Amersham’s privatisation, and it is illuminating to consider just how dramatically our world has changed since 1982. Twenty years ago, Amersham had a turnover of £63 million from its core business in radioactive products. Today, our turnover exceeds £1.6 billion and we are world leaders in medical diagnostics and in life sciences. We played a part in the sequencing of the human genome — a monumental scientific achievement, science fiction 20 years ago. In 1982, there were no biopharmaceutical drugs. No one imagined being able to screen 1,000,000 potential drug compounds a day. Formal confirmation of Parkinson’s disease was only possible at post-mortem, there was no molecular diagnostic to aid in diagnosis. Our innovation has enabled these advances in healthcare and many more.

Innovation, combined with focused management attention on the commercial opportunities in our global marketplace, has enabled us to make good progress in 2002, as the following detailed review of our business shows.

Amersham Health

Amersham Health is a market-leading, global business specialising in the field of in vivo diagnostic products for the early and accurate detection of disease. Today our products are primarily used to aid in the diagnosis of anatomical and functional abnormalities of soft tissue within the body. Increasingly, however, Amersham is developing products that detect changes in cells at the molecular level. Such changes usually occur well before symptoms or functional changes become apparent.

We focus on the management of heart disease, circulatory disease and stroke; degeneration of the brain such as is seen in Alzheimer’s disease and Parkinson’s disease; lung disease and a range of cancers. In addition, we are a major provider of therapy products to treat prostate and thyroid cancer.

As the cost of healthcare continues to rise and populations age, governments and healthcare providers increasingly recognise the value of investment in early and accurate diagnosis, in order to most effectively manage therapeutic intervention and its associated costs. This, together with increased capability and numbers of scanning machines, greater incidence of disease and improved medical practices (which rely on the identification of the underlying cause of disease), continues to drive growth and demand for our products.

In 2002, turnover increased by eight per cent to £948 million, driven by sales of our portfolio of patented diagnostic products, up 22 per cent to £354 million. In the second half of the year, sales of patented diagnostics surpassed those of our unpatented products for the first time, even though sales of our unpatented diagnostic products also grew by five per cent in 2002.

Trading profit increased 10 per cent to £351 million, driven by growth in higher margin products and manufacturing efficiencies. Our total spend on researching new molecules, developing new products and extending established products into new indications rose 14 per cent to £95 million. After R&D expenses, our operating profit was £256 million, up nine per cent. Excluding profits from the sale of the TARC research facility in 2001, operating profit grew 11 per cent. The operating margin of 26.9 per cent was slightly higher than the 26.1 per cent achieved in 2001.

Excluding Japan, total sales of medical diagnostic products were good in all regions, growing by £60 million to £723 million. In Japan, despite a modest volume increase, sales fell six per cent following a reduction in in-market prices as a result of the Japanese government’s biennial pharmaceutical price review. This affected bulk sales of iohexol (the raw material for Omnipaque™ X-ray diagnostic) into Japan, which were down 13 per cent.

In X-ray diagnostics, sales were £335 million, up eight per cent. Sales in magnetic resonance imaging (MRI) totalled £97 million, up 17 per cent. The radiopharmaceutical diagnostic business grew 14 per cent to £269 million.

Therapy sales were down by £9 million to £62 million in 2002, impacted by continuing price pressure in the US market for brachytherapy seed implants for prostate cancer treatment. However, sales in Europe continued to grow strongly through the opening of new centres using our patented stranded seed product, Rapid Strand™.

Production

We achieved further significant milestones in bringing more of our production in house, which improves process control as well as manufacturing cost efficiency.

In September, we opened the extension to our secondary manufacturing facility in Cork, Ireland and the first shipment of Omnipaque™ and Omniscan™ products into the US started the same month. A major upgrade for the production of our leading radiopharmaceutical, Myoview™, was successfully completed at Gloucester, UK at mid-year and we also received FDA approval to supplement Myoview production at our Oslo, Norway facility in May.

In primary manufacturing, the investment in bulk iohexol capacity completed in 2001 at Lindesnes, Norway showed major volume benefits with record yields achieved by the end of the year. A major £47 million project at Lindesnes to source increased volumes of a significant intermediate for contrast media production in-house was approved in June and will, when completed, help to deliver further unit cost reductions.

In North America, we added five new radiopharmacies to our radiopharmacy distribution network, bringing the number of Amersham owned pharmacies to 30 and the total to 187, giving us excellent customer reach and coverage.

Portfolio development

Our four largest products — Omnipaque™ and Visipaque™ in X-ray, Omniscan™ in MRI and Myoview™ in radiopharmaceutical imaging — are used in a number of disease areas. Life cycle management of these products is key, and we continue to extend their usefulness through new indications and innovative packaging and presentations.

Significant progress was made during the year in refocusing our R&D efforts towards molecular diagnostics, and we now have a higher number of projects for molecular diagnosis of human pathology in development than at any time in the past. We are concentrating on products that can aid the detection and gauge the effectiveness of ongoing treatment in our four areas of focus: cardiology, neurology, oncology and pulmonology.

Cardiology

Cardiovascular disease continues to be one of the most rapidly expanding disease areas globally and a major cause of death in North America and Europe. Amersham offers a broad range of products across the range of modalities to enable physicians to understand the health of a patient’s heart.

Myoview is our leading radiopharmaceutical diagnostic for visualising the supply of blood to the heart, with sales of £133 million in 2002, up 26 per cent. In 2001, this product was approved for use with pharmacological stress agents. In 2002 we completed a phase III trial with Myoview for a new cardiac indication, left ventricular function, and the file has been submitted to the US regulatory authorities.

The safety profile of our third generation X-ray diagnostic, Visipaque, was further strengthened through a landmark study carried out by the Karolinska Institute in Stockholm, Sweden in 2002 and published in the prestigious New England Journal of Medicine in February 2003. The NEPHRIC study showed that Visipaque significantly reduces the relative risk of developing contrast media-induced impairment of renal function, a serious clinical problem in some patient groups. Sales of Visipaque grew 18 per cent to £91 million in 2002. The X-ray diagnostic Omnipaque, which remains the world’s best selling in vivo diagnostic product after 20 years in the market, reached sales of £222 million, up six per cent.

We successfully completed phase II trials to extend the use of our MRI product Omniscan in cardiac perfusion and for monitoring blood flow through the renal arteries. Phase III studies in the US and Europe are being planned and should commence towards the end of 2003.

In the US and Europe, myocardial perfusion has been the primary target market for the development of Sonazoid™, a third generation ultrasound product. The use of ultrasound for this indication has been limited by the slow development of sufficiently robust imaging procedures. Therefore, although Sonazoid has shown excellent safety data, a decision has been taken to suspend work in the US and Europe and to continue to focus on Optison™, our ultrasound product which is marketed for improved visualisation of the surfaces of the heart muscle. In Japan, the development of Sonazoid by our partner, Daiichi Pharmaceutical Co. Ltd., continues. The first use of Sonazoid imaging in Japan will be established in the liver disease market.

In its first full year under Amersham’s ownership, Optison achieved excellent results with sales of £9 million in the new, yet emerging, ultrasound contrast media market. In North America, we have built a specialised sales force for developing this new market through focused education and by working with key opinion leaders. EU marketing authorisation for Optison was granted in June.

Neurology

Omniscan, our leading MRI product, is used in neurology to detect stroke, brain tumours and other brain abnormalities. Omniscan continues to be a market leader in this area and is the number one non-ionic MRI contrast medium sold throughout the world, achieving sales of £96 million in 2002, up 17 per cent.

DaTSCAN™, a molecular diagnostic, is Amersham’s newest entrant to the field of neuro-imaging. It is the only registered product enabling physicians to objectively identify Parkinson’s disease through cellular change in the brain, and to distinguish this from a similar disease, Essential Tremor. DaTSCAN is also being developed for the differentiation of Lewy body from other forms of dementia. Based on supporting proof-of-concept data from external studies, a revised development programme has been initiated to greatly reduce time-to-market and we will proceed directly to phase III studies of DaTSCAN for this new indication.

A technetium-based product, Trodat, also for the diagnosis of Parkinson’s disease, is being developed for the US market and all pre-clinical milestones have been met to date.

Cancer

Myoview, our radiopharmaceutical diagnostic, obtained approval for a new indication in Europe for use in breast tumour imaging in 2002. Breast cancer is one of the most common cancers in women, and while advances have been made in breast cancer treatment, the success of these treatments is highly dependent upon early and accurate diagnosis of the functional status of the disease. Such diagnosis can now be achieved with the use of Myoview.

The new chemical entity NC100692 for the imaging of angiogenesis (blood supply to a tumour) and other potential indications has progressed well in its pre-clinical safety, pharmacology and formulation stages.

Pulmonology

Lung disorders involve a range of problems, from chronic conditions such as asthma to sudden death due to pulmonary embolism. We are beginning to see excellent results from our Thrombus agent, NC100668, which moved into phase II trials in April. This radiopharmaceutical agent has the potential to identify patients with pulmonary embolism earlier than other diagnostic techniques. We also continue to develop the technology relating to Spin Signal™, using Helispin™ to enable early detection of lung disease through high-resolution ventilation imaging of gases using MRI.

Developments in PET imaging

The use of positron-emission tomography (PET) for the early detection of tumours is becoming widely accepted, using fluoro-deoxyglucose (FDG) as the imaging agent. Progress is being made in our collaboration with General Electric Medical Systems on the development of a solid-phase chemistry delivery system for use in an FDG ‘cassette’. Through this collaboration, we will be able to provide hospitals and clinics with PET imaging products such as FDG, with consistently high quality. We are also working to develop new PET diagnostics for neurological indications.

Nihon Medi-Physics (NMP), our joint venture with Sumitomo Chemical in Japan, is planning to invest £68 million in manufacturing facilities to deliver PET diagnostic products to key medical centres in Japan. NMP aims to construct six new manufacturing facilities to supplement its three existing sites. Under current regulations NMP expects to gain a six-year exclusivity period in the Japanese market for its first PET diagnostic product.

We continue to expand our Imanet™ network of imaging research centres, which began in 2001 with the formation of a joint venture with the Medical Research Council in the UK. In 2002 we added a second Imanet centre in conjunction with the University of Uppsala, Sweden. In February 2003, we established a new centre in Finland, TRIS (Turku Research Imaging Solutions Oy), which will work in partnership with Turku PET Centre. Imanet provides diagnostic services, including PET, to assist the pharmaceutical industry in monitoring the effectiveness of new drugs during the development stage. This helps us identify new diagnostic molecules for use in very specific therapeutic applications, and in January 2002 we announced a major research collaboration with Pfizer to achieve this. With contractual work for the majority of the world’s top pharmaceutical companies in addition to the strategic collaboration with Pfizer, Imanet is progressing well financially as well as scientifically. The R&D expenditure in Imanet, which in 2002 included an incremental spend of £3 million, is fully recovered by its revenues.

Amersham Biosciences

Amersham Biosciences is a leading global provider of products and services used in gene, protein and cell research, drug discovery and development, and biopharmaceutical manufacturing. Comprising two business areas, discovery systems and protein separations, we bridge the gap between life sciences and healthcare. In discovery systems, we provide high throughput systems to help researchers in industry and academia understand the genetic and molecular basis of disease and speed up their drug development. In protein separations, we provide research and manufacturing technologies that enable pharmaceutical and biotech companies to bring new biological drugs to the market. Together, our activities cover the entire gene to drug spectrum.

In 2002, we undertook a number of strategic initiatives. We acquired two filtration companies in the US, adding membrane separation to our product range in industrial-scale protein separations. We strengthened our capability in informatics through the acquisition of a controlling stake in our long-term partner, Cimarron. We bought the CodeLink™ pre-arrayed slides technology from Motorola, building our strength in gene expression and providing us with further opportunities in genotyping, proteomics and diagnostics. In addition, we launched important new products in proteomics and bioassays.

Market conditions were difficult in the life sciences discovery systems market in 2002. Pharmaceutical companies, particularly in the US, saw their sales and profits threatened by patent expirations, generic competition and market pricing, and as a result they spent markedly less on life science research instrumentation. We also saw fewer start-up companies emerging from the biotech sector, reduced later stage public funding and more caution on spending by companies in new areas such as high throughput proteomics.

Importantly, customer spending on consumables, reagents and software remained good for all areas of our business, helping to offset a significant decline in instrument sales. Pharmaceutical companies continued to invest in research and development, and we saw good take-up of new instruments that were viewed as truly enabling and that significantly improved the drug development process, particularly in the later stages. Across the breadth of our global franchise, we saw good sales growth in Europe and Japan.

The market picture was quite different for protein separations, where continued strong demand for biopharmaceutical drugs led to good growth in sales of both engineering-based bioprocess systems and the separations media used in the manufacture of these drugs. Indeed, one of the biggest concerns for our biopharmaceutical customers has been the lack of manufacturing capacity, and new plants are being commissioned or existing facilities expanded to meet the growing demand.

With protein separations continuing to be a strong growth driver, total sales in Amersham Biosciences in 2002 were £670 million, up six per cent. Trading profit increased by one per cent to £163 million. As planned, the rate of growth in R&D expenditure was held back, with investment of £88 million, up three per cent. Operating profit was flat at £75 million. Excluding the dilutive impact of the CodeLink and Cimarron acquisitions, operating profit grew nine per cent, benefiting from the excellent margins in protein separations and the settlement in February of the Applera patent litigation.

Protein separations

Our protein separations business area is the market leader in chromatography systems (instruments, software and media) for the purification of proteins on a laboratory and manufacturing scale. The good growth in this market is driven by the increasing number and volume of biopharmaceuticals (such as insulin, monoclonal antibodies and vaccines) on the market or in clinical trials. Our products are used in the manufacture of over 90 per cent of these biologically-based drugs.

Protein separations sales in 2002 were £276 million, up 15 per cent, driven by excellent growth in bioprocess sales and including first-time benefit from filtration or membrane separation products. Operating profit was up from £96 million to £107 million. Our operating margin was 39 per cent. As anticipated, our sales accelerated through the year, with the fourth quarter being particularly strong as biotech and pharmaceutical companies purchased manufacturing instruments and media for new production plants and for new drugs going into clinical trials. We also saw good replenishment sales of media for existing biopharmaceuticals.

In addition, two further areas contributed to the growth for industrial-scale bioprocess systems in 2002. First, the market for products used in the manufacture of DNA-based pharmaceuticals began to grow rapidly, driving sales of our OligoProcess™ systems. Second, the membrane separation businesses, acquired in January, delivered good sales as biopharmaceutical customers took advantage of our broader product offering. Membrane separation has been successfully integrated into Amersham Biosciences and a new site in Massachusetts, USA, will be completed early in 2003.

The laboratory separations area saw lower instrument sales, following the exceptionally high growth in 2001, and as a result of more cautious spending by pharmaceutical companies. Media sales continued to be good, and a new instrument, ÄKTApilot™, launched in December for the production of clinical grade proteins on the benchtop, has been well received by customers.

We continue to innovate to maintain our market share and leadership, and in 2003 we will be increasing our R&D investment in protein separations. During 2002, a new R&D laboratory was established at our site in Uppsala, Sweden. Good progress was made with a number of new products that will be launched in 2003, including a new Streamline™ resin and column and new filtration membranes.

Discovery systems

Our discovery systems business area provides high throughput systems to improve the effectiveness of life science and pharmaceutical R&D, as well as a broad range of laboratory research tools and technology to purify, detect and analyse biological molecules.

Sales in 2002 were £394 million, down one per cent, impacted by market conditions, notably the slowdown in pharmaceutical company spending on capital equipment. Instrument sales, representing about one quarter of discovery systems sales, were down significantly compared with 2001. However, customer spending on consumables, reagents and software remained good. Discovery systems had an operating loss of £32 million, including the dilutive impact of the CodeLink and Cimarron acquisitions. Excluding this, the operating loss was unchanged from 2001.

The steps taken in our genomics business at the beginning of 2002, together with the Applera litigation settlement, moved genomics into profit for the year. We are the market leader in enzymology as applied in genomics, and our good sales of reagents and consumables not only reduce our exposure to the market slowdown in instrumentation sales, but also underpin our vision of developing technologies to enable personalised medicine. TempliPhi™, the DNA template preparation kit, continued to make good progress. All of the five major public genome centres now use TempliPhi, with three of them — the Joint Genome Institute, the Whitehead Institute, and Baylor College of Medicine — using it in daily sequence production. It is also seeing very good acceptance in Japan. New products based on this technology are in development, and the first of these, GenomiPhi™, will be launched in 2003 for use in whole genome amplification.

In July, we acquired the CodeLink pre-arrayed slides business from Motorola Life Sciences. The acquisition takes us into the pre-arrayed (ready-to-use) chip market, building on our well-established business of spotters and scanners for researchers to make their own arrays. CodeLink has a unique, patented manufacturing process that produces arrays of high quality, sensitivity and reproducibility, and with more useable data points than any other pre-arrayed slide. There are currently six CodeLink products on the market, with several more in development including higher density chips with 20,000 DNA spots per slide. CodeLink has been undergoing comparison tests in customer laboratories and the feedback has been very positive. As anticipated, the pre-arrayed slide distribution agreement with Affymetrix in Japan ended in December.

The proteomics product area also saw good sales growth in reagents and consumables. Our market-leading 2D DIGE technology, which allows the protein content of several samples to be simultaneously analysed and compared, continued to grow well and development work is ongoing to expand further the range of DIGE reagents and software. During 2002, we launched our new MALDI mass spectrometer, the Ettan™ MALDI-TOF Pro for protein characterisation, as part of the complete Ettan range of systems for stand alone or integrated protein analysis. In February 2003 we entered into an alliance with Thermo Electron Corporation to co-market mass spectrometry products to life science researchers. The collaboration enables us to offer customers a complete and user-friendly solution, combining our strong franchise and knowledge of the proteomics market with Thermo Electron’s portfolio of mass spectrometry products and extensive sales and support infrastructure.

Bioassays products are used by researchers to quantify the biological processes involved in cellular activity, metabolism and disease. Pharmaceutical customers use our products to identify drug targets and develop potential new drugs, eliminating poor drug candidates and those with side effects as early as possible, thus reducing the time and cost spent in drug development. We launched two new instruments in 2002. The latest generation LEADseeker™ was launched in September and enables researchers to screen over one million drug compounds a day, in a number of different modalities including radiometric, luminescent and fluorescent. The IN Cell Analyzer high throughput system enabling researchers to study the effects of a potential new drug in living cells in real time, continued to be well received by customers, and a number of systems were sold in the last quarter of the year. As well as its use by pharmaceutical companies, the IN Cell Analyzer is also being used in a collaboration between Amersham and the Sloan-Kettering Institute to study the human genome for disease-related genes. We also saw particularly good growth in custom-labelled products used in the drug development process, as pharmaceutical companies began to outsource more of this work.

Informatics and software continue to be critical elements of the life science market, with researchers needing tools to help them manage, store and analyse the vast amounts of data being generated. In May 2002, we announced an agreement to acquire a controlling stake in our long-term partner, Cimarron, an informatics company based in Salt Lake City, Utah, USA. This has given us increased synergy and flexibility in the development of informatics products, and enabled us to better integrate these products with our existing platforms. We launched a number of new products — Laboratory Workflow Systems for sequencing, microarrays and genotyping — towards the end of the year. Total software sales across Amersham Biosciences grew well in 2002.

Restructuring of discovery systems

Discovery systems is a business area with good long-term growth prospects, and its market franchise and strong portfolio position it well for the future. In light of developments in the life sciences market, a restructuring programme has been put in place to accelerate the move into profitability during 2004.

The research and development portfolio will be refocused on a smaller number of high-value, systems-based products linking instruments with reagents, and on high-value, stand-alone consumables. Our sales and marketing team will increase efficiency by more effectively targeting the high growth customer segments. Driving to deliver a more efficient manufacturing cost base and focusing research and development on fewer sites will result in the loss of approximately 400 jobs.

Outlook

Following the good performance in 2002, Amersham is well placed to achieve further good growth in 2003. The following guidance is given before the impact of foreign exchange, which is discussed in the Financial review on page 33.

Amersham Health is expected to continue the good growth in medical diagnostics excluding Japan, and operating margins are anticipated to be at similar levels to those achieved in 2002. Amersham Health sales in Japan are expected to decline at a lower rate than in 2002.

Within Amersham Biosciences, protein separations is expected to see good growth, with sales growth again expected to be stronger in the second half of the year. Increased investment in R&D will bring operating margins down slightly.

Discovery systems is expected to see good sales growth in reagents, consumables and software. Visibility for capital expenditure on instrumentation remains low. The restructuring plans are expected to bring benefits in 2003 moving the business to profitability during 2004.

/s/ Bill Castell
Sir William Castell Chief Executive

Financial review

2002 has proved to be both a challenging and exciting year for Amersham. We have again shown our resilience to the difficult economic conditions, posting a solid set of results with good sales growth and double digit growth in earnings per share. Amersham Health and the protein separations business area in Amersham Biosciences have again delivered strong performance.

In March 2002 we purchased Pharmacia Corp’s 45 per cent shareholding in Amersham Biosciences for £704 million, taking Amersham’s ownership of the business to 100 per cent. This represents a significant development for Amersham and completes the merger process started in 1997. For the first time we have the opportunity to share fully our managerial skills and technical competence across the whole of Amersham. The purchase was financed by the proceeds of an issuance of 57.5 million new shares, which generated £397 million, together with existing cash resources and drawings under our committed bank facilities. The transaction has had a small accretive impact on earnings in the year.

Following the purchase of Pharmacia Corp’s 45 per cent stake in Amersham Biosciences our net debt is £182 million at 31 December 2002, up from £25 million last year end, but down from the £259 million reported at 30 June 2002.

We continue to assess the performance of the business on a like for like basis with the impact of exceptional items, goodwill amortisation, foreign exchange and disposed businesses removed.

Results overview

Sales during 2002 were £1,618 million, up seven per cent at constant exchange rates, excluding the impact of disposed businesses. The sales growth was broadly distributed across both businesses, with Amersham Health up eight per cent on last year and Amersham Biosciences up by six per cent. Our businesses continue to benefit from the geographical breadth and robustness of their market positions. Within Amersham Health the patented product portfolio achieved over 20 per cent growth. Within Amersham Biosciences, protein separations sales grew by 15 per cent with sales accelerating through the year. Sales in discovery systems fell by one per cent, with the challenging conditions seen in the life sciences industry impacting in particular on instrument sales, which were down significantly on 2001, whilst sales of consumables and reagents remained good.

Operating profit before exceptional items and goodwill amortisation was £310 million, seven per cent higher than last year. Following a number of years of significant increases in R&D investment, we have reduced our R&D expenditure growth to six per cent to match more closely the general growth in the business. This continued investment in R&D reflects our strong commitment to the development of the product portfolio. In Amersham Health there have been new initiatives in life cycle projects, partnerships and in-licensing, as well as internal research and development. In Amersham Biosciences, the rate of growth in R&D was lowered to three per cent following significant investment in discovery systems over the last three years. The total operating profit before R&D costs, exceptional items and goodwill amortisation was £494 million, also up by seven per cent from last year.

Interest costs have been reduced this year as the net debt has been held in currencies with lower interest rates. We have also taken a charge of £2.4 million against the carrying value of listed investments following a reduction in their market value during the year. We hold a small number of equity positions in companies with which we have collaboration agreements, with the total value of our listed trade investments standing at £6 million at the year end.

Profit before tax was £300 million before exceptional items and goodwill amortisation, up from £279 million in 2001. The impact of foreign exchange, after hedging, in the year was neutral when compared to 2001. Profit before tax including exceptional items and goodwill amortisation was £264 million, down from £314 million in 2001. Goodwill amortisation increased by £25 million in 2002 and in 2001 there were net exceptional credits of £47 million.

In 2002 we have recognised as an exceptional item a deferred tax asset of £9.2 million, relating to the utilisation of prior period tax losses following the formation of a consolidated tax group in the US. In 2001, we realised a pre-tax exceptional profit of £47 million. Included within the £47 million is £55 million profit generated by the sale in September 2001 of our remaining 29 per cent stake in Nycomed Pharma. Exceptional operating costs incurred in 2001 totalled £9 million and these are analysed in note 3 to the financial statements.

The group’s tax rate, before exceptional items and goodwill amortisation, was 31.4 per cent (35.8 per cent after goodwill amortisation). Following the introduction of FRS 19 ‘Deferred Taxation’ during 2002, the 2001 tax charge has been restated to 34.7 per cent (previously 33.1 per cent). The 3.3 per cent reduction in effective tax rate reflects the tax efficiencies derived following the purchase of the minority stake in Amersham Biosciences and the favourable settlement of a number of prior year items, which contributed approximately 1.1 per cent to the reduction.

Earnings per share were 29.9p before exceptional items and goodwill amortisation, compared with 26.6p last year (restated to reflect the impact of FRS 19 ‘Deferred Taxation’ on EPS), representing a growth of 12 per cent at actual exchange rates and 15 per cent at constant exchange rates. The average number of shares increased from 634.4 million to 684.7 million, primarily as a result of the issue of shares to finance the minority stake acquisition in Amersham Biosciences. Overall, basic earnings per share, after exceptional items and goodwill amortisation, have decreased from 33.2p (as restated following the introduction of FRS 19) in 2001 to 26.1p in 2002.

We paid an interim dividend of 2.65p per share and the Board is recommending a final dividend of 5.15p per share, bringing the total dividend to 7.80p for the year, an increase of ten per cent. This is in line with our policy of growing dividends progressively in line with earnings providing dividend per share cover does not fall below three times or exceed four times. Given that exchange rate fluctuations often have a significant and unpredictable impact on our results, it has also been part of our policy to grow dividends in line with the underlying growth rate in earnings rather than actual earnings including exchange effects.

Financial Reporting Standards

During 2002 we implemented Financial Reporting Standard (FRS) 19 ‘Deferred Taxation’, and have included the further relevant disclosure requirements of FRS 17 ‘Retirement Benefits’.

Prior to implementing FRS 19 provision was made for deferred taxation, using the liability method, on all material timing differences to the extent that it was probable that a liability or asset would crystallise. Following the implementation of FRS 19, liabilities will be recognised for most types of timing differences regardless of whether they are anticipated to reverse in the foreseeable future. Deferred tax assets will be recognised to the extent that it is more likely than not they will be recoverable. The introduction of FRS 19 has not had any significant impact on the group’s balance sheet. We have however restated the effective tax charge for 2001 to take account of the new accounting standard, increasing last year’s effective tax rate from 33.1 per cent to 34.7 per cent and reducing 2001 earnings per share before exceptional and goodwill amortisation from 27.2p to 26.6p.

FRS 17 will change the way that companies account for pensions and other retirement benefits. During 2002 the introduction of the standard was deferred until accounting periods ending after 1 January 2005. However, the transition disclosure period has been extended until this time and so there are further new disclosures required for the first time in 2002, which are contained in note 29 to the financial statements. In common with many of our peer companies, the fall in equity markets has had a significant impact on our net liability under FRS 17, which has increased from £24 million to £127 million taking into account provisions we have on our balance sheet for pensions, primarily for unfunded plans in territories where it is not normal practice to have funded arrangements. This level of net liability, while significant, can be managed comfortably within the liquidity of the group going forward. Had we adopted FRS 17 in 2002, then the charge would have been broadly the same as under the current accounting standard SSAP 24. It should also be noted that the net liability required to be disclosed under FRS 17 is not necessarily the basis on which the funding decisions of the pension plans within the group are made. In particular, the triennial valuation of the company’s UK plan will be made in 2003 and we expect the outcome of the valuation to be adopted in 2003.

Cash flows and investment activities

	2002	2001
	£m	£m

Cash flow from operations before exceptional items	346	342

Capital expenditure and investments (prior to disposal of Nycomed Pharma)	(152)	(106)
Asset disposals	3	22
Dividends received, taxation and interest	(58)	(54)

Free cash flow	139	204
Disposal of Nycomed Pharma (net of costs)	(3)	118
Acquisitions	(749)	(4)
Exceptional items	—	12
Shares issued	408	16
Equity dividends paid	(52)	(42)
Other	8	—

Cash flow before (drawdown)/repayment of debt	(249)	304

Whilst cash flow in 2002 is lower than in the particularly strong year of 2001, cash flow from operations before exceptional items was slightly higher than in 2001, resulting from profit growth offset by additional working capital through the building of inventories in Amersham Health. Amersham continues to generate operating cash in excess of operating profits. Capital expenditure has been increased in 2002 with a large investment in manufacturing capacity in Amersham Health. Asset disposals in 2001 included the cash realisation on the sale of the group’s US research facility (TARC). Tax paid was lower in prior periods due to the availability of tax credits which reduced the payments required, but there were lower interest payments in 2002. Overall free cash flow is therefore £65 million lower than in 2001.

Acquisitions include the £709 million (including costs) paid to purchase the 45 per cent holding in Amersham Biosciences. There are also a number of other acquisitions that are detailed in note 24 to the financial statements which make up the £40 million balance of acquisitions. These relate primarily to the acquisition of new technologies in filtrations, informatics and the CodeLink™ arrays. The company issued 57.5 million new shares, to help finance the purchase of the 45 per cent minority holding in Amersham Biosciences.

Net cash outflow before repayment of debt was £249 million, compared to a cash inflow of £304 million in 2001. With the purchase of the minority holding in Amersham Biosciences partially financed by using existing cash resources and drawings under committed bank lines, net debt at 31 December 2002 is £182 million. This is reduced from the net debt of £259 million reported at 30 June 2002. Net debt is £92 million lower as a result of exchange movements following the significant weakening of the US dollar in which we have borrowings and the strengthening of the Norwegian krone in which we have monetary assets.

The cash flow generated by our businesses is analysed in the following table:

	2002	2001
	£m	£m

Business cash flows
Amersham Health	142	175
Amersham Biosciences	51	91
Corporate	(54)	(62)

Free cash flow	139	204

Amersham Health continues to provide good solid cash flow for the group. Cash generation this year was £33 million lower than in 2001 after building inventory and increasing capital expenditure to expand manufacturing capacity and support our strategy of packaging differentiation. Amersham Biosciences’ cash flow is lower in 2002, following an increase in working capital from a low base in 2001 and a modest growth in capital expenditure. Corporate cash flow includes interest and taxes paid and the dividend received from the NMP joint venture.

Treasury policy and liquidity

Treasury policy and objectives

Our treasury activities are co-ordinated and managed by the group treasury department in accordance with policies approved by the Board. These policies are reviewed regularly and have not changed significantly over the past year. The department operates under close management supervision and is subject to review by the risk and operational review department. It does not operate as a profit centre and no speculative transactions are undertaken.

Financial instruments

The group uses financial instruments, primarily forward foreign exchange contracts and interest rate swaps, in the management of currency and interest rate exposures. Clear procedures have been established, including levels of authority, regarding the type and use of financial instruments to manage these exposures. The Board has approved these procedures. The group controls credit risk by entering into transactions involving financial instruments only with authorised counter-parties of strong credit quality. Counter-party positions are monitored regularly.

Funding

Group treasury manages the group requirement for debt funding. The group finances its operations through a variety of instruments and maturities. In general, subsidiaries’ borrowing requirements are funded by loans from group treasury, except where precluded by local regulations. In February 2002 the company entered into a new $750 million syndicated bank facility committed to February 2007. In March the company issued 57.5 million ordinary shares at 700 pence each, raising £397 million after expenses. The principal borrowings during the period were $193 million (£123 million) of private placement loan notes and drawings under the new revolving bank credit facility. At 31 December 2002, the group had net debt of £182 million and undrawn committed facilities of £404 million.

Interest rate management

The group’s interest charge is exposed to movements in interest rates as well as debt levels. We maintain a policy of holding between 30 and 70 per cent of debt at fixed rates. The group uses currency and interest rate swaps to manage its interest rate exposures on debt and cash positions. The interest rate profile of the group is shown in note 20 to the financial statements. At 31 December 2002, after taking into account interest rate swaps, 45 per cent of debt was at fixed rates. The average maturity of this fixed rate debt was 1.5 years.

Currency management

The group’s manufacturing activities and costs are concentrated in a small number of countries, primarily the US, Norway, Sweden and the United Kingdom. Sales income is spread more widely. Overall we have net income in US dollars, euros and Japanese yen and net costs in sterling, Swedish kronor and Norwegian kroner.

The group’s principal financial exposures are to movements in currency exchange rates. These comprise transaction exposures arising from currency cash flows and translation exposures arising from the conversion of the results of foreign subsidiaries. Transaction exposures are hedged on a rolling six-month basis, primarily by forward foreign exchange transactions. In addition, where sterling has deviated significantly from its long-term purchasing power parity rates, strategic hedging is undertaken for periods of up to three years. We took advantage of the strength of the US dollar in the early months of the year, by selling forward a proportion of our anticipated US dollar income for the next three years in accordance with our strategic hedging policy. Translation exposures on the net monetary assets of foreign subsidiaries are generally hedged by borrowings and deposits with group treasury. An analysis of net monetary assets by functional currency is shown in note 20 to the financial statements. Translation exposures on the results of foreign subsidiaries are not hedged. Equity investments in certain subsidiaries and associated companies are hedged by financial instruments in the currencies of those investments.

During 2002, reported sales growth in sterling was adversely impacted by the weakening of the dollar and the yen against sterling, but the impact on reported profit before tax was neutral as a result of the currency hedging programme. Assuming current rates of exchange prevail for the remainder of 2003, there will be an adverse impact on Amersham’s sales of £40 million and on profit before tax of £30 million.

/s/ Giles Kerr
Giles Kerr Finance Director

Social responsibility and environment

Social responsibility

During 2002 the profile and importance of corporate social responsibility (CSR) continued to grow, particularly in Europe and the USA. Well-publicized cases of corporate financial mismanagement and fraud have threatened to undermine investors’ and the public’s confidence in business. Amersham is alert to the threat such a climate of distrust might pose to its long-term success and has acted to ensure that its reputation as a responsible and socially aware company is maintained and protected. We describe elsewhere in this Annual Report our approach to Corporate Governance and the manner in which the company is managed. We have also worked to provide greater transparency on aspects of our operations, and focused on the integration of the principles of CSR throughout our business.

Enhanced transparency was demonstrated with the publication in July of our first full Environment and Social Report. This is available both in print and on our website and provides information on our performance in managing health, safety and the environment during 2000-2001, as well as commentary on a range of employment, community and social issues including our positions on animal testing and stem cell research. A web based update to our Environment and Social Report providing key data and information from 2002 will be published in summer 2003.

The report also provided a platform for publication of Amersham’s Code of Business Conduct, which applies to all of our employees worldwide and sets out the standard of business behaviour that the company expects of its people. In August, the publication of our interim results was also used to provide further information to stakeholders on our progress in managing the challenges posed by CSR.

In the second half of 2002, Amersham conducted a review of its performance in the key areas embraced by CSR. Specialist consultants were engaged to interview staff and key external audiences, including customers, ethical and mainstream financial investors and non-governmental organisations. The assessment covered a wide range of issues including Amersham’s management of our people, environment, health and safety, risk and corporate governance as well as our engagement with customers and suppliers, the communities around our facilities and other external stakeholders. The results have enabled Amersham to assess its CSR strengths, identify good practice and indicate areas for improvement. A CSR Steering Committee reporting to the Chief Executive, who has taken Board level responsibility for CSR, has now been established. The Committee will co-ordinate the application of best practice throughout the company, prioritise areas where we may need to improve or amend our existing procedures and ensure that the company integrates CSR appropriately throughout its operations. This work will be conducted progressively and will focus on areas that impact upon our people, our customers, the communities around our facilities and our investors. We intend to report on our progress in managing CSR in summer 2004.

During 2002 Amersham maintained its listing in the FTSE4 Good ethical trading index and was pleased to gain entry for the first time to the Dow Jones Sustainability Index, widely regarded as a leading indicator of good performance by ethical and socially responsible investors. Amersham also completed its submission for Business in the Community’s new Social Responsibility Index, the first major attempt to provide a benchmarking index for companies’ application of CSR, published in March 2003. Amersham hopes that indices such as these will provide sufficient information to guide investment decisions in this rapidly expanding investment sector.

Corporately and at individual sites, Amersham continued to demonstrate social responsibility, especially in our core areas of science and education. The successful Genes, Medicine and Society series at the Royal Institution, London was concluded in November following seven topical and well-received lectures. Similar lectures on biomedical science were held at the Riks hospital in Oslo, Norway. Amersham’s Board approved a new Charity and Community Engagement Policy that will be implemented at our sites throughout 2003 and beyond. The policy determines our areas of focus in support for good causes and encourages local sites to harness the resource and expertise of their staff in the local community. As an example, the SET to Help school support programme in place at our sites in the Amersham (UK) area continued to expand and now involves some 40 schools. We have also developed formal links with a local school specialising in the teaching of science to help extend the school’s outreach into other schools and the local community. Education of the general public and students was also the principal goal of a week-long festival of science in Oslo where our staff arranged lectures and educational programmes and took science onto the streets of Oslo as part of a major public exhibition. In Piscataway (New Jersey, USA) our staff supported a scholar programme at the local university, providing time, equipment and reagents.

Throughout the world, Amersham’s staff continued to help good causes and those less fortunate. In the UK, two hospices and a treatment centre for children with cerebral palsy were chosen by staff for their fundraising activities, which raised almost £50,000. Donations of money, gifts in kind and staff time in the UK were valued at over £330,000, enabling the company to maintain its membership of Business in the Community’s PerCent Club in the UK. In Norway, community engagement was also improved with a financial contribution excluding staff time of £140,000 including a donation of approximately £30,000 to help the poor and homeless. In the USA, our Arlington Heights, Illinois facility participated in food and toy collections for underprivileged families, local sports, education and science programmes and also made a $14,000 donation to support service men and women separated from their families. Over a third of our staff in Princeton, New Jersey, participated in the Race for the Cure for cancer research, raising $12,500. Amersham Health sponsored the Father’s Day Race in Central Park, New York, to raise awareness of prostate cancer. Amersham Biosciences continued to sponsor Science magazine’s Young Scientist Prize competition. Two regional winners were awarded in each of Japan, Europe and the USA plus one from Israel, all for work in the molecular biology field. The grand prize winner, who received a $25,000 grant and publication of his essay in Science, was Jared Rutter, for his work describing the cellular sensing mechanism that responds to environmental factors and affects the body’s daily rhythm.

Environment

Our Environment and Social Report provides data on emissions to the environment, energy and water use, waste generation, accidents at work, exposure to radiation and a number of other parameters of particular significance to our operations. The report, together with our broader work on CSR, has identified areas, such as the management of our supply chain and verification of our data, that we need to carefully examine and consider whether improvements can be made.

Overall, 2002 was a year of further improvement in our health, safety and environmental performance and we are pleased to report that no prosecutions were brought against the company in these areas during the year. The new wastewater treatment facility at our Arlington Heights (USA) facility gained the 16th Annual Illinois Governor’s Pollution Prevention Award — given to companies that demonstrate outstanding efforts in environmental protection. A similar liquid effluent plant has now been installed at the Maynard Centre (Cardiff, UK) where, in addition, good progress was made in the designs for the recovery and recycling technology that will capture a high proportion of the facility’s waste carbon14 and tritium. Effluent treatment improvements were also made at Shanghai (China). Our Lindesnes (Norway) contrast media production site gained ISO 14001 (Environmental Management) accreditation and our Nihon Medi-Physics joint venture facility in Chiba (Japan) successfully passed the first inspection review of its ISO 14001 certification. The Grove Centre (UK) and Shanghai both received safety commendations from external organisations and a new risk assessment, management and training system implemented at our production plant in Cork (Ireland) resulted in a significant reduction in lost time accidents.

Amersham’s commitment to improved resource management also continued with increases in the amounts of material recovered and recycled at many locations. Solvent recovery at Lindesnes (Norway), Staffanstorp (Sweden) and Uppsala (Sweden) totalled over 30,000 tonnes and the Swedish sites also supplied more than 1,000 tonnes of used solvents and fructose for reuse by other industries. As part of the company’s return chain project that takes back unused or returned products for recycling, Lindesnes processed 33 tonnes of material for iodine recovery, and recovered 26 tonnes of X-ray contrast media bulk substance. A new office paper recycling scheme at Amersham Place Head Office, the Grove Centre and other sites in the Amersham area, recovered over 92 tonnes of paper and card, enabling the recycling contractor to donate 12 trees to the local community. The Gloucester (UK) site reduced its generation of waste glass vials by 37 per cent and Piscataway and Sunnyvale in the USA both benefited from enhanced recycling programmes. While the diversion of this material from disposal is welcome, the focus is now turning to reducing the volume of waste generated in the first place. New energy conservation measures implemented at Arlington Heights resulted in a 17 per cent increase in the production of their most energy intensive product with only a 1.2 per cent increase in overall energy use.

Amersham Biosciences sales and commercial staff in Freiburg (Germany) participated for the ninth year in their annual purchase and planting of 5,000 trees in the Ester mountains in Bavaria. In Japan, the company was pleased to support the World Wildlife Fund in its programmes for nature and habitat conservation. Amersham continues to support the global conservation research organisation, Earthwatch, and is now part-funding six study fellowships on global projects in 2003. Through Earthwatch’s facilitation, the company is also engaged in an environmentally friendly land management plan for 60 acres of farmland it owns adjacent to the Grove Centre. The plan will restore natural flora and fauna to the area and promote biodiversity.

Major public consultations were conducted during the year by the UK’s Environment Agency as part of the process of determining new authorisations for emissions from the Grove and Maynard Centres. At both sites, Amersham’s applications provide for significant reductions in discharges to the environment. The company participated fully in the extensive public consultation process, speaking at meetings, making presentations to local interest groups, and distributing explanatory literature to local residents and the media.

We welcome greater public scrutiny of our operations. This involvement improves the understanding of our business and allows us to demonstrate the ways we work to protect health, safety and the environment. Our open door policy for local communities has resulted in visits to our facilities by the public in the UK, Germany, Norway, the USA and Ireland. We view this approach to our operations as an integral part of our commitment to CSR and we will continue to explore new opportunities to improve our stakeholders’ understanding of our work and our environmental impact.

/s/ Bill Castell
Sir William Castell Chief Executive

Board of Directors

01
Mr Richard D Lapthorne CBE
Bcom, FCMA, FCCA, FCT, CBIM
Non-Executive Chairman *+†

Chairman of the Board in 1996 and again since 1999, Deputy Chairman from 1997 to 1999 and a Board member since joining Amersham International plc as a Non-Executive Director in 1988. Mr Lapthorne will be retiring from the Board after the Annual General Meeting on 7 May 2003. Recruited as Finance Director of British Aerospace plc in July 1992, becoming Vice Chairman in April 1998. Retired from British Aerospace in September 1999. Also serves as Non-Executive Chairman of Cable and Wireless from 10 January 2003, Morse plc, Avecia Limited, Tunstall Holdings Limited, TI Automotive Limited and a Non-Executive Director of Oasis International Leasing in Abu Dhabi. Age 59.

02
Mr Johan Fr Odfjell Siv.øk.,MBA
Non-Executive Deputy Chairman *+†

Deputy Chairman of the Board since 1999. From 1997 to 1999 served as Chairman of the Board, and from 1996 as a non-executive board member of Nycomed ASA. Served as Chief Executive of Vesta Insurance Group from 1986 to 1994. From 1994 has combined his own consultancy and investment firm with several non-executive board positions. Also Chairman of Orkla ASA, Star Shipping A/S and Nera ASA. Co-Chairman of Det Norske Veritas; and a board member of Bergesen ASA. Age 54.

03
Mr Donald H Brydon OBE, BSc
Non-Executive Director *+† Chairman Designate

A Non-Executive Director since 1997 and will succeed Richard Lapthorne as Chairman following the Annual General Meeting in May 2003. Joined AXA Group in 1997 after a 20-year career with the Barclays Group. Now serving as Chairman of AXA Investment Managers, and a non-executive director of Allied Domecq and Chairman of the Financial Services Practitioner Panel. Age 57.

04
Mr George Battersby BSc
Human Resources Director

Joined the company in 2000 as Human Resources Director. Previously with Laporte plc from 1996 to 2000 as Human Resources Director, and Fisons plc from 1985 to 1996 as Group Human Resources Director. Earlier career included sales and marketing, consulting and human resources appointments in companies including International Computers Limited and Air Products and Chemicals Inc. Age 56.

05
Dr Andrew Carr Ph.D
President,Amersham Biosciences

Joined the company in 1987 as Senior Development Scientist and has held a number of senior management positions in research and development, manufacturing, and sales and marketing. Appointed President of Amersham Biosciences in 2000 and joined the Board in May 2002. Age 43.

06
Sir William Castell BA, FCA
Chief Executive

Chief Executive since 1989,when he joined Amersham International plc. Previously Commercial Director Wellcome plc 1987-1989, following a career in Wellcome spanning over twenty years. Also serves as Chairman of The Prince’s Trust and Council Member of the Medical Research Council, and is on the External Advisory Board for the Life Sciences Institute at Michigan. Knighted in June 2000 for services to the life sciences industry. Age 55.

07
Mr John H Johansen MSc
Non-Executive Director

A Non-Executive Director since 1997, having served on the Hafslund Nycomed ASA board since 1994 as an elected employee representative. Joined the Norwegian organisation in 1980 as a Research Scientist, peptide chemistry, holding management positions in chemistry research and development. A Senior Research Scientist in Amersham Health from 1991 to the present. Appointed a member of the board of Playboard Magazine AS in 2001. Age 56.

08
Mr Giles F B Kerr BA, ACA
Finance Director

Appointed Finance Director in 1997. Joined Amersham International plc as Group Financial Controller 1991 to 1994, Commercial Controller 1994 to 1996, Company Secretary and Director of Corporate Development 1996 to 1997. Worked for Arthur Andersen & Co from 1981, in positions including Audit and Accounting Manager and Partner, Corporate Finance and Investigations. Age 43.

09
Mr Peter Loescher MBA
President, Amersham Health

Joined the company in December 2002. Previously with Hoechst AG and its successor company Aventis working in a variety of roles in Germany, Japan, Spain, UK, and USA. From 1999 to 2002 served as Chairman and Chief Executive Officer of Aventis Pharma in Japan, having previously served as Chief Executive Officer of Hoechst Marion Roussell Limited in the UK from 1997. Age 45.

10
Dr John S Patterson FRCP
Non-Executive Director *+†

A Non-Executive Director since 2001. Appointed Vice President for Clinical Research and Medical Affairs of ICI Pharmaceuticals for the USA in 1988 after a long career with the company. In 1990 joined its board as Medical Director. Appointed Executive Vice President Product Strategy and Licensing for AstraZeneca in 1999 and currently serves as Chair on its Portfolio Management and Licensing Executive subcommittees. Also serves as a Director of the British Pharmaceuticals Group and is President of the Association of the British Pharmaceutical Industry. Age 55.

11
Sir Keith Peters MB BCh, FRCP, FRCPath, FRS
Non-Executive Director

A Non-Executive Director since 2000. Also Chairman of the Amersham plc Science Advisory Board and a member of the Amersham plc Portfolio Committee. Became Regius Professor of Physic at the University of Cambridge in 1987. President, Academy of Medical Sciences; Honorary Consultant Physician at Addenbroke’s NHS Trust. Governing Trustee, The Nuffield Trust; Trustee, Strangeways Research Laboratory. Member of Council of Heads of Medical Schools and Deans of UK Faculties of Medicine; member of Scientific Advisory Boards of the Gairdner Foundation, Merck Institute, Merck Sharp & Dohme Research Laboratories Neuroscience Research Centre and Cambridge Antibody Technology. Age 64.

12
Mr Jacques F Rejeange MBA
Non-Executive Director *+†

A Non-Executive Director since 1997, having been a non executive board member of Hafslund Nycomed ASA since 1994. From 1966 to 1992 was employed by the Sandoz Group, rising from Management Trainee to President and Chief Executive of Sandoz Pharmaceuticals Inc in the USA. Became President and Chief Executive of Sterling Winthrop Inc in 1994 and in 1998 until June 2002 was Chief Executive of NMT Management AG. Also a non-executive director of Antares Inc and Pozen Inc, both in the USA. Age 63.

13
Professor Erik Thorsby MD
Non-Executive Director *+

A Non-Executive Director since 1997, having earlier that year joined the Nycomed ASA board as a non-executive member. Held a number of positions in medical institutions, international scientific societies and committees and in 1983 was appointed Professor of Medicine at the University of Oslo. Currently Head of the Institute of Immunology at The National Hospital and University of Oslo. Also serves as President of the European Federation for Immunogenetics and is Chairman of the Research Council at The National Hospital. Age 64.

14
Professor Mathias Uhlén
Non-Executive Director *+

Appointed Non-Executive Director in May 2002, having served as a Non-Executive Director of Amersham Biosciences since 1997 and a member of the Amersham plc Portfolio Committee. Professor of Biotechnology at the Royal Institute of Technology (KTH) Stockholm since 1988. Serves on the boards of Magnetic Biosolutions AB, Prevas AB, Personal Chemistry AB, Skanditec AB, Affibody AB, Pyrosequencing AB, Biovitrum AB and KTH Holding AB. Age 48.

*	Members of the Remuneration Committee, which is chaired by Mr Richard D Lapthorne.

+	Members of the Nomination Committee, which is chaired by Mr Johan Fr Odfjell.

†	Members of the Audit Committee, which is chaired by Mr Donald H Brydon.

Report of the Directors

The Directors present their report and the audited group accounts of Amersham plc for the year ended 31 December 2002.

Principal activities and business review

The group is engaged in the worldwide development, manufacture and sale of specialised products for research-based biotechnology supply and for the diagnosis and treatment of disease. The Chairman’s statement, Chief Executive’s review and Financial review on pages 23 to 33 contain further information on the business activities of the group.

Results

Sales of continuing operations were £1,618 million, including a £81 million share of joint venture sales. Exports from the United Kingdom amounted to £203 million.

The group profit and loss account appears on page 51. Profit for the year attributable to shareholders amounted to £179 million. The Directors recommend that this be dealt with as follows:

£m

Ordinary dividends
— Interim paid (2.65p per share)	21.3
— Proposed final (5.15p per share)	36.0

57.3
Transfer to reserves	121.4

Profit attributable to shareholders	178.7

A final dividend of 5.15p per share is recommended.

Research and development

Group policy is to invest in product innovation and process improvement at a level designed to enable it to be a market leader in the diagnostic imaging and biotechnology supply businesses in which it competes. It is also group policy to seek out new business opportunities by exploiting its skills and technological base.

Directors

The names and biographies of the present Directors are given on pages 36 to 37. Prof M Uhlén and Dr A Carr were appointed on 9 May 2002 and Mr P Loescher was appointed on 1 December 2002. Dr J M Padfleld retired on 31 December 2002 and Mr R D Lapthorne will be retiring from the Board at the end of the Annual General Meeting to be held on 7 May 2003. At the Annual General Meeting, Dr A Carr, Mr P Loescher, Prof M Uhlén, Mr G F B Kerr, Prof E Thorsby, Mr G Battersby and Professor Sir K Peters will retire by rotation and being eligible offer themselves for re-election.

Board Committee membership details are given on pages 36 to 37.

Appointments to the Board are recommended by the Nomination Committee, details of which are given in the Corporate governance statement on page 40.

Directors’ interests in shares of the company

The beneficial interests of the Directors in the shares of the company at 1 January 2002 and 31 December 2002 are shown in the Remuneration report together with details of changes in the Directors’ share interests between 31 December 2002 and 26 February 2003.

No Director holds any non-beneficial interests in shares of the company.

Interest in company’s shares

During the year, the company funded the purchase of its own ordinary shares, nominal value 5p, through the Amersham Qualifying Employee Share Ownership Trust for the benefit of employees under the group’s Sharesave scheme.

Percentage of
	Number	issued share	Aggregate
	of shares	capital	consideration
Trust		%	£

Amersham Qualifying Employee Share Ownership Trust	438,890	0.0625	2,497,284.10

Shares purchased under Amersham Qualifying Employee Share Ownership Trust will be used to satisfy the exercise of options granted under the Sharesave (SAYE) scheme, which is more fully explained on page 44 of the Remuneration report.

Employee share schemes

Amersham plc operates share option schemes for senior executives throughout the group and all employees in the UK, US and Norway. Details of the shares issued and options granted under these schemes are shown in note 25 to the accounts. The company also has long term incentive plans. Details of grants to Executive Directors are given in the Remuneration report on pages 49 to 50.

Employment of disabled persons

The policy of the group is to recruit, train and provide career development opportunities to disabled persons on the same basis as other staff and to make every effort to retain and assist any individuals disabled in the course of their employment.

Employee involvement

There are extensive arrangements in the UK and in overseas subsidiary undertakings for consultation with staff on group objectives, plans and progress and on matters of general or particular interest. Regular exchanges of information with staff take place through formal consultative arrangements at corporate and local level. The employee share schemes approved by the shareholders have been successful in encouraging employee share ownership.

Political and charitable contributions

Financial contributions to charities and good causes during the reporting period in the UK amounted to £257,708. Additional contributions were made through staff time, equipment and gifts in kind. The Social Responsibility and Environment report on page 34 provides information on donations to other good causes close to our facilities in Europe, Japan and America. No political donations were made.

Supplier payment policy

The group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition the UK-based businesses follow the guidance in the DTI publication to the ‘Better Payment Practice’. A copy of the guide can be obtained from the Department of Trade and Industry, DTI Publications, Orderline, Admail 528, London SW1W 8YT.

For UK businesses at 31 December 2002, trade creditors represented 26 days (2001 — 27 days), equivalent of aggregate amounts invoiced by suppliers during the year.

Substantial shareholdings

The company has been notified under the provisions of the Companies Act 1985 (as amended) that on 26 February 2003 the following had a material interest in 3% or more of the company’s ordinary share capital:

	Number of shares	%

Legal and General Investment	21,453,876	3.06
Folketrygdfondet	21,620,300	3.08
Lazard Asset Management	21,658,981	3.09
Fidelity Investments	23,269,146	3.31
Wellington Management Company	26,023,580	3.71
Franklin Resources Inc. and its affiliates	34,629,982	4.93

Annual General Meeting

At the Annual General Meeting to be held on 7 May 2003, in addition to the routine business of the company, a resolution will be proposed to allow the Directors to purchase Amersham plc shares. Further details are set out in the separate Chairman’s Letter and Notice of Annual General Meeting.

Post balance sheet events

On 26 February 2003 the group announced a restructuring of its discovery systems business area. The restructuring programme, which will deliver a more efficient manufacturing cost base and focus research and development on fewer sites, will result in the loss of approximately 400 jobs. The group will incur one off costs in the range of £45-50m, which are expected to result in savings running at the rate of £30-35m per annum by the end of 2004.

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 19 February 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the Annual General Meeting.

By order of the Board
R E B Allnutt
Company Secretary
26 February 2003

Corporate governance statement

Recent events have led to an increased focus upon the operation of corporate governance in the UK and elsewhere. The Board remains committed to high standards of corporate governance throughout the group. The Board is accountable to the company’s shareholders for good governance and this statement describes how the Principles of Good Governance and the provisions of the Code of Best Practice, identified in the London Stock Exchange’s Combined Code, issued on 25 June 1998, are applied by the company.

The Board believes that good governance is about more than satisfying check lists and meeting legal obligations. The Board seeks to increase understanding of the operation of its governance and in so doing demonstrate that it exceeds the requirements as currently prescribed by law.

With the objective of ensuring successful creation of value within a framework of acceptable risk, the Board sees its role as including:

–	assisting value creation by the controlled and measured management of a wide range of business risks

–	encouraging the proper assessment and consideration of business opportunity

–	deciding, after proper consideration, the strategic direction and future needs of the business

–	representing the interests of shareholders and satisfying all statutory duties to them

–	ensuring appropriate behaviour with respect to the various codes of corporate governance and good business practices

–	overseeing good corporate citizenship and ethical behaviour by the company and its employees with regard to all its internal and external stakeholders

–	providing a challenging confidential forum, free from conflicts, in which the Chief Executive can test strategic thinking with an informed group having broad continuity over time

–	requiring the Chief Executive to report openly on the operational performance of all parts of the company

–	monitoring the effectiveness of the Chief Executive and his executive team as set against a series of performance objectives and benchmarks

–	setting a control framework within which the Chief Executive can operate, and making decisions on major issues and investments where the cost exceeds the discretionary limit of the Chief Executive

–	setting objectives and appropriate authority levels for the Chief Executive

–	constituting subcommittees of the Board to address the issues of remuneration, nominations and audit.

Each member of the Board brings different experience and skills to the operation of the Board and its various subcommittees. The Board composition is kept under review and when a new appointment is to be made, consideration is given to the kind of experience which a potential new member could add to the existing mix. Each Non-Executive is encouraged to contribute to both the full Board and where appropriate its subcommittees.

The Board met formally seven times during the year (including a two-day annual review of strategy) and the full Board attended all meetings except for two Directors who were unable to attend one meeting due to other commitments. Separate terms of reference delineate the work of the Audit, Remuneration and Nomination Committees as well as any other subcommittees of the Board or ad hoc groups that the Board authorises for any purpose.

The Non-Executive Directors meet privately as a group with the Chairman, as necessary, at least once a year and similarly with both the Chairman and the Chief Executive to consider management and succession issues. Non-Executive Directors also review each year the relationship between the Chairman and the Chief Executive to ensure that this is working in a manner to the benefit of the business.

The Board meetings encourage open discussion, and management brings issues to the Board seeking advice and approval where appropriate. The Board also receives presentations from advisers and where necessary, members have access to independent advice.

The Board believes that its style of involvement with the management through the Chief Executive and the Executive Directors is the most effective way to provide confidence in the control environment of the company. Through openness and discussion the Board endeavours to understand and provide leadership as to the willingness of the company to take appropriate risks in the interests of the shareholders.

Annually the Board considers its performance of each of the roles it has set itself.

External communications

Amersham strives to maintain a good dialogue with shareholders and regular meetings are held with institutional shareholders throughout the year to discuss the progress of the company, future growth prospects and strategy. The company maintains an Investor Relations department to facilitate ongoing communication with shareholders. Other channels of communication include company presentations, seminars, press releases and interim and Annual Reports. In addition, the company website www.amersham.com provides information on the company for all shareholders and the general public.

The Board

The Board comprises five Executive Directors and nine Non-Executive Directors. Throughout the financial year, the offices of Chairman and Chief Executive have been held separately. The Chairman, Mr R D Lapthorne, is an independent Non-Executive Director, as deemed by the Board, who will be retiring from the Board at the Annual General Meeting on 7 May 2003. The role of Chairman will then be held by Mr DH Brydon, who is also deemed an independent Non-Executive Director.

The Deputy Chairman, Mr J Fr Odfjell, has been identified as the senior independent Non-Executive Director.

Biographies of the Board members appear on pages 36 to 37 which also show the membership of the Nomination, Remuneration and Audit Committees.

Apart from John Johansen, who is an employee, all the Non- Executive Directors were independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. All Directors have access to the Company Secretary.

The Board has a schedule of matters reserved to it for decision and the requirement for Board approval on these matters is communicated widely throughout the group. To enable the Board to function effectively and allow Directors to discharge their responsibilities, full and timely access is given to all relevant information and appropriate resources to discharge their responsibilities.

Newly appointed Directors are given training appropriate to the level of their previous experience. All are apprised of their roles and duties as Directors of a public company.

The Board is responsible for the overall direction, strategy, performance and management of the group. Authority for implementing the Board’s policies is delegated to the Chief Executive within certain limits authorised by the Board.

The Nomination Committee

The Nomination Committee met six times during the year to review the composition of, and succession to, the Board and makes recommendations to the Board on the appointment of Non-Executive and Executive Directors. The Committee comprises seven of the independent Non-Executive Directors and is chaired by Mr J Fr Odfjell, the Deputy Chairman of the Board. The Nomination Committee reviews the composition of the Board in light of corporate governance regulation and best practice, both current and proposed.

Members of the Committee abstain when matters affecting their own appointments are discussed. The Committee has available to it the services of external advisers as it deems necessary and at the company’s expense. The Chief Executive attends the meetings of the Nomination Committee.

The Remuneration Committee

The Remuneration Committee met four times during the year. The Remuneration Committee is responsible for determining the remuneration policy and the terms and conditions of service of the Executive Directors. The Remuneration Committee also determines group policy relating to share option plans and the level at which share options are granted to senior executives within the group. The Committee has available to it the services of independent advisers. The Committee comprises six of the independent Non-Executive Directors including the Chairman and Deputy Chairman of the Board and is chaired by Mr R D Lapthorne, the Chairman of the Board. Following the retirement of Mr R D Lapthorne at the Annual General Meeting to be held on 7 May 2003, the Remuneration Committee will be chaired by Dr J S Patterson. The principal terms of reference of the Remuneration Committee appear in the Remuneration report on page 43. The Chief Executive and the Human Resources Director attend the meetings of the Committee to discuss the performance of the other Executive Directors and to make proposals as necessary but they are not present when their own remuneration is being considered.

The Audit Committee

The Audit Committee met four times during the year. The Audit Committee monitors and reviews the internal controls and accounts of the group. It also considers the group’s compliance with the Combined Code. The Committee is chaired by Mr D H Brydon. The Committee comprises four further independent Non-Executive Directors: Mr R D Lapthorne, Mr J Fr Odfjell, Dr J S Patterson and Mr J F Rejeange. The Committee can request the external auditors, who are normally present, Executive Directors and other officers of the group to attend its meetings. The Audit Committee receives regular reports from the Risk and Operational Review department on all aspects of the group’s system of internal control. The Audit Committee recommends the appointment of the external auditors, reviews the external audit fee and audit plan and pre-approves all non-audit work in respect of the external auditors prior to commitment.

Disclosure Committee

As recommended in the provisions of the US Sarbanes-Oxley Act, a Disclosure Committee, chaired by Mr G F B Kerr and comprising relevant senior managers, has been established to ensure a robust verification and disclosure control process throughout the group. This will enable the Chief Executive and the Finance Director (CFO) to make the certifications as required by the legislation. The Disclosure Committee reports directly into the Chief Executive.

Appointments to the Board

Any Director appointed during the year is required, under the provisions of the company’s Articles of Association, to retire and seek re-appointment by shareholders at the next Annual General Meeting. The Articles also require that one-third of the Directors retire by rotation each year and seek re-appointment at the Annual General Meeting. The Directors required to retire will be those in office longest since their previous appointment or re-appointment and this will usually mean that each Director retires at least every three years. The Board has resolved that each Director will retire at least every three years, even if this is not strictly required by the application of the provisions of the Articles of Association.

Compliance

In addition to the Principles of Good Governance, the Combined Code also contains a Code of Best Practice detailing some forty-five provisions. The Board has carried out a full internal review of compliance with its provisions. The Board confirms that the company has complied with these provisions throughout the financial year. The company also complies to the extent applicable for foreign registrants with the US Sarbanes-Oxley Act.

Internal control

The Board is responsible for the group’s system of internal control and for reviewing its effectiveness. Any system of internal control can only be designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

Corporate governance statement
continued

The Board confirms that it has applied Principle D.2 of the Combined Code in that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group, which has been in place for the year 2002 and up to the date of approval of the Annual Report & Accounts. The Board also confirms that this process is regularly reviewed by the Board and is in accord with Internal Control: Guidance for Directors on the Combined Code published in September 1999.

In accordance with provision D.2.1 the Board, including the appropriate subcommittees, regularly reviews the effectiveness of the group’s internal control processes. Key elements of the group’s system of internal controls are set out below:

Control environment

The group is committed to high standards of business conduct and seeks to maintain these standards across all of its operations throughout the world. The group has in place group finance policies, a code of business conduct and employee procedures. The group has an appropriate organisational structure for planning, executing, controlling and monitoring business operations in order to achieve objectives. Lines of responsibility and delegations of authority are documented.

Identifying and evaluating risk

The identification and evaluation of risk in the business is approached at different levels. This encompasses both:

–	senior management’s assessment of the group’s risk profile in terms of the achievement of strategic objectives; and

–	a structured assessment of risks operating within entities and functions.

This process also involves assessing the probability, impact and the required actions for appropriately managing risks as identified. The group seeks to understand the risks that it faces across the following broad categories:

–	external risks arising from, for example, market, competitor or regulatory issues

–	informational risks concerning the integrity and availability of management information

–	operational risks arising from, for instance, the management of our supply chain or our manufacturing processes

–	financial risks associated with our budget and planning, liquidity position or the management of our credit

–	strategic risks relating to our product portfolio or our planning.

Operational management is responsible for the identification and evaluation of key risks applicable to their areas of business. The group has a formal risk identification and review process facilitated by a dedicated function, which assists management in the process. This function reports these risks to both the Audit Committee and the Board on a regular basis.

Performance monitoring

Group businesses participate in periodic strategic reviews, which include the consideration of long term financial projections and the evaluation of business alternatives. Operating units prepare annual budgets and five-year strategic plans; performance against plan is actively monitored at the Board and business unit level supported by regular forecasts. Forecasts and results are consolidated and presented to the Board on a regular basis.

Control procedures

The group and its operating units have implemented control procedures designed to ensure complete and accurate accounting for financial transactions and to limit the potential exposure to loss of assets or fraud. Measures taken include physical controls, segregation of duties, reviews by management and operational review, and external audit to the extent necessary to arrive at their audit opinion.

A process of control, self-assessment and hierarchical reporting has been established which provides for a documented audit trail of accountability. These procedures are relevant across group operations and provide for successive assurances to be given at increasingly higher levels of management and, finally, to the Board. These documents are reviewed by the Risk and Operational Review department for completeness and accuracy. Planned corrective actions are independently monitored for timely completion. These processes have been reviewed and where necessary revised in light of the US Sarbanes-Oxley Act.

Going concern

After making enquiries the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. In forming this view the Directors have reviewed the Annual Profit Plan for the year ending 31 December 2003 and strategic plan projections for subsequent years. The Directors have satisfied themselves that the group is in a sound financial position and that sufficient borrowing facilities will be available to meet the group’s foreseeable cash requirements.

On behalf of the Board
R D Lapthorne, Chairman
26 February 2003

Directors’ remuneration report

This report sets out the policy and disclosures in relation to Directors’ remuneration. At the Annual General Meeting of the company to be held on 7 May 2003, this Directors’ remuneration report will be submitted to shareholders for their approval. This Report has been produced in accordance with the Directors’ Remuneration Report Regulations 2002.

Composition and terms of reference of Remuneration Committee

The Remuneration Committee (the Committee) is responsible for determining the remuneration and the terms and conditions of service of the Executive Directors. At the end of the year, the Committee was made up of seven independent Non-Executive Directors. The membership of the Committee comprised Mr R D Lapthorne (the Chairman of the Board) as Chairman, Mr J Fr Odfjell (the Deputy Chairman of the Board and Senior Independent Non-Executive Director), Mr D H Brydon, Prof E Thorsby, Dr J S Patterson and Mr J F Rejeange. Prof M Uhlén joined the Committee in June 2002. The Chief Executive and the Human Resources Director also attend the meetings of the Committee, except when their own remuneration is being considered.

Details of the Directors retiring by rotation at the Annual General Meeting to be held on 7 May 2003 are given in the Report of the Directors on page 38. Of the Directors retiring, Prof M Uhlén and Prof E Thorsby are members of the Remuneration Committee. Following the Annual General Meeting, Mr R D Lapthorne will retire from the Board and Dr J S Patterson will assume the role of Chairman of the Remuneration Committee.

In 2002, the Board accepted all the recommendations of the Remuneration Committee without amendment.

Non-Executive Directors

The remuneration of the Non-Executive Directors is reviewed by the Chief Executive who makes recommendations to the Board. The Board determines the remuneration of the Non-Executive Directors within the limits set out in the Articles of Association. The responsibilities of the role and the level of fees paid in UK organisations of a similar size and complexity to Amersham are considered in setting remuneration policy for Non-Executive Directors.

The Report of the auditors on the financial statements covers the disclosures contained in this report that are specified for audit by the Financial Services Authority.

Remuneration policy for Executive Directors

In determining the remuneration policy for Executive Directors, the Committee has considered a number of factors including:

–	the importance of attracting, retaining and motivating management of the appropriate calibre to further the success of the business;

–	the linking of reward to both individual and business performance; and

–	ensuring that the interests of the Directors are aligned with those of the shareholders.

To this end, the Remuneration Committee seeks to pay Executive Directors base salaries at a median level and incentives (in the form of bonuses and long term option arrangements) at an upper quartile level when compared to compensation levels and packages in other companies of comparable size and complexity, and also in companies in the same business sector. The total package is aimed to lie between the median and upper quartile. For 2003, the Committee aims to target 50% of total package in the form of fixed remuneration (base salary and benefits) and 50% performance-related remuneration (target annual bonus and Black-Scholes value of annual share option awards). In 2002, the ratio was 55% fixed and 45% performance-related remuneration.

In 2002, the Remuneration Committee considered a valuation of all elements of Executive Directors’ remuneration to ensure that it was aware of the total remuneration within the company and its selected comparators. This valuation approach included the use of the Black-Scholes option valuation technique for assessing the value of long term incentives. The same approach will be used in 2003.

In establishing this policy, the Committee has appointed independent consultants, New Bridge Street Consultants, who provide advice on remuneration and share plans both for Executive Directors and the wider executive population. The Committee has also appointed Watson Wyatt who provide advice on pensions both for Executive Directors and advice to the company as a whole. Neither New Bridge Street Consultants nor Watson Wyatt provide any other services to the company. In addition, the Committee is advised on reward strategy by Mr Malcolm Saffin, Vice President of Compensation and Benefits for Amersham.

The Remuneration Committee believes that the policy adopted in its remuneration of Executive Directors and senior managers has contributed to the sustained financial success and long term growth of the company. This policy has enabled the company both to attract and keep a high calibre management team — essential for a well run and growing business. The strong shareholder returns achieved by the company are a testament to this policy, which reflects best market practice. This policy will continue to be reviewed in the light of changes in market practice and legislation, which impact upon the company.

The current elements of the remuneration packages can be summarised as follows:

Base salary and benefits

Base salaries for Executive Directors are reviewed by the Committee, normally annually, having regard to competitive market practice and individual performance for the financial year.

The general benefits provided to the Executive Directors are a fully-expensed car, pension, life, disability and health insurance and where appropriate relocation expenses.

Directors’ remuneration report
continued

Annual performance-related bonus

The annual performance-related bonus is dependent upon a number of factors. The level of bonus is payable on a sliding scale between 0% and 100% of the base salary. Bonus payments totalling £1,135,930 (2001 — £1,125,420) have been achieved, based on the financial performance measures attained for 2002, namely sales and operating profit, cash flow, growth in earnings per share and performance against a number of personal objectives for each Executive Director. In addition, the company has agreed to pay Mr P Loescher an amount equivalent to the bonus he would have received from his previous company had he not joined Amersham. The precise amount is not yet known, but is expected to lie within the range of euros 300,000 to euros 650,000.

In respect of the year ended 31 December 2003, it is proposed to pay a bonus on a sliding scale of 0% to 150% of base salary. The actual payment will be based on the same financial performance measures as used in 2002. Two-thirds of the bonus shall be paid in cash and one-third in the form of restricted shares, which will vest 50% on the second anniversary of the bonus payment date and 50% on the third anniversary of the bonus payment date.

In conjunction with the increased annual bonus opportunity, the company has introduced Share Ownership guidelines, which will require the Executive Directors to hold shares equivalent in value to two times their base salary. This holding must be acquired within five years.

Share option schemes

Tax approved and unapproved Executive Share Option Schemes (ESOS) are available to Executive Directors and senior managers.

Options granted to Executive Directors prior to 2001 under the terms of the 1993 Executive Share Option Scheme are subject to the attainment of growth in the group’s earnings per share of at least 6% more than the increase in the Retail Prices Index over any three consecutive financial years prior to the exercise of the option.

Options granted to Executive Directors from 2001 under the terms of the 2001 Executive Share Option Scheme are not normally exercisable until the third anniversary of the date of grant and to the extent that the performance conditions specified prior to the grant of the option have been satisfied. For options granted to Executive Directors in 2001 and 2002 (which are detailed in the Interests in share options table on page 49), 50% of each option grant will vest if the company’s normalised earnings per share growth (as determined by the Remuneration Committee) matches or exceeds the growth in the Retail Prices Index plus 3% per annum. The entire option grant will vest if the company’s normalised earnings per share growth matches or exceeds the growth in the Retail Prices Index plus 5% per annum. There is proportionate vesting between 3% and 5%. Performance is always measured from the end of the financial year prior to the grant of the option. 25% of the options may vest after one year with a further 25% after two years and a further 50% after three years. To the extent that these targets are not achieved by those times, the performance period will be extended, one financial year at a time. To the extent that the performance conditions have not been met by the fifth anniversary of the grant, the option lapses. Option grants made to Dr A Carr in 2001 and 2002 are not subject to performance conditions as he was not an Executive Director at the date of grant. Option grants made to all Executive Directors in 2003 are subject to the same performance conditions as applied to Executive Director option grants in 2001 and 2002.

Although performance conditions are not a common feature of option plans operated by our international competitors, we recognise that as a company with our primary listing in the UK, it is appropriate that options granted to our Executive Directors are subject to performance conditions. The performance conditions we have chosen mean that options will only vest when there has been a correspondingly good return for our shareholders. More demanding performance conditions would mean that the Black-Scholes valuation of share options awarded would be lower and therefore in order to maintain the same Black-Scholes value of award, higher option grants would need to be given.

The beneficial interests of the Executive Directors in share options are shown on page 49.

The following graph shows the value by the end of 2002 of £100 invested in Amersham on 31 December 1997 compared with the value of £100 invested in the FTSE 100 index. Amersham has been a constituent of this index for most of this period and therefore this index is deemed to be the most appropriate comparator.

Executive Directors are also entitled to participate in the UK Inland Revenue approved Sharesave (SAYE) share option scheme which is available to all UK employees. The scheme is subject to a cumulative maximum investment of £250 per month for each individual. The share option runs for three, five or seven years. At the end of the chosen period the shares may be purchased by the employee at a 20 per cent discount to the share price at the start of the period.

Pensions

Sir William Castell is entitled to a total target pension upon retirement at age 60 of 60% of the average of the last three years’ basic salary. The pension payable by the company will be this target pension, less pension benefits earned in previous employments. This pension will also include the pension which could be notionally secured by Sir William Castell from past remuneration supplements.

Approximately two-thirds of the total target pension is being funded, through a combination of approved and unapproved arrangements. With effect from December 2002, this proportion will be increased over time with the objective that at retirement, the whole of the target pension will be funded. Details of the accrual of his pension are provided below.

Mr G W Battersby, Mr G F B Kerr and Mr P Loescher accrue pension benefits through a combination of approved defined benefit arrangements and unapproved defined contribution arrangements. Dr J M Padfield also accrued pension benefits through a combination of approved defined benefit arrangements and unapproved defined contribution arrangements up to his retirement on 31 December 2002. Details are shown below of the defined benefit accrual. The contribution to the Funded Unapproved Retirement Benefits Scheme (‘FURBS’) element is identified in the column headed ‘pension contributions’ in the table on page 47. Dr A Carr accrues a defined benefit pension through both UK and US pension arrangements.

In previous years’ accounts, disclosures of the accrual of defined benefits have been made under the requirements of the Stock Exchange Listing Rules. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Directors’ Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

				Increase				Increase
			Increase	in accrued	Transfer	Transfer		in transfer
			in accrued	pension	value of	value of	Director's	value over
		Accrued	pension	during the	accrued	accrued	contribution	the year, net
		pension at	during the	year (net of	pension at	pension at	during	of director's
		31.12.02	year	inflation)	31.12.02	31.12.01	the year	contribution
Name	Age	£ pa	£ pa	£ pa	£	£	£	£

W M Castell	55	202,987	44,887	42,199	2,747,681	2,272,171	—	475,510
G W Battersby	56	3,764	1,662	1,626	54,093	31,523	4,838	17,732
A Carr	43	89,233	15,189	14,093	479,131	554,573	—	(75,442)
G F B Kerr	43	26,233	5,212	4,855	189,651	186,208	4,838	(1,395)
P Loescher	45	275	275	275	2,081	—	405	1,676
J M Padfield	55	5,377	1,700	1,637	74,857	54,060	4,838	15,959

Notes:

(1) The accrued pensions are the amounts which would be paid if the Director left service at the relevant date, but ignoring any vesting periods.

(2) The transfer value represents the lump sum capital value of the Director’s pension benefits as at the year end, calculated using assumptions certified by our actuary in accordance with actuarial guidance note GN11 published by the Institute of Actuaries and Faculty of Actuaries. These assumptions include a link to current stockmarket levels for younger members and bond markets for older members. Stockmarkets have fallen during the year and the transfer values for younger Directors have fallen accordingly.

Further information about the Directors’ pension benefits is given below.

Name	Normal retirement age	Early retirement terms	Dependant's pension	Pension increases

W M Castell	60	Reduced by 4% for each year earlier than 60	66% of Member’s Pension	RPI up to 5%
G W Battersby	63	Unreduced from age 60 and between age 50 and 60 reduced by 4% each year earlier than 60 (pro-rata for months)	50% of Member’s Pension	RPI up to 7.5% plus 50% of RPI in excess subject to maximum of 8.75%
A Carr	US:65	Unreduced from age 62 and between age 55 and 62 reduced by 4% each year earlier than 62	Any dependant’s pension is provided by reducing the Director’s own pension by an actuarially equivalent amount	Nil
A Carr	UK:63	Unreduced from age 60 and between age 50 and 60 reduced by 4% each year earlier than 60 (pro-rata for months)	50% of Member’s Pension	RPI up to 7.5% plus 50% of RPI in excess subject to maximum of 8.75%
G F B Kerr	63	Unreduced from age 60 and between age 50 and 60 reduced by 4% each year earlier than 60 (pro-rata for months)	66% of Member’s Pension	RPI up to 7.5% plus 50% of RPI in excess subject to maximum of 8.75%
P Loescher	63	Unreduced from age 60 and between age 50 and 60 reduced by 4% each year earlier than 60 (pro-rata for months)	50% of Member’s Pension	RPI up to 7.5% plus 50% of RPI in excess subject to maximum of 8.75%
J M Padfield	63	Unreduced from age 60 and between age 50 and 60 reduced by 4% each year earlier than 60 (pro-rata for months)	50% of Member’s Pension	RPI up to 7.5% plus 50% of RPI in excess subject to maximum of 8.75%

Directors’ remuneration report
continued

Service contracts

Each of the Executive Directors is employed on a rolling contract subject to one year’s notice if given by the company and six months’ notice if given by the Executive Director. This notice period was reduced in 2002 from two years and new service contracts have been entered into as follows:

Director	Employing company	Date of contract

W M Castell	Amersham plc	1 March 2002
G W Battersby	Amersham plc	1 March 2002
A Carr	Amersham Biosciences UK Limited	16 December 2002
G F B Kerr	Amersham plc	1 March 2002
P Loescher	Amersham plc	1 December 2002

The Committee believes that in order to attract Executive Directors of the right calibre and to compete for talent with our competitors, it is necessary to offer service contracts with notice periods of one year, which explicitly set out the provisions relating to termination of the contract.

Under the terms of the Executive Directors’ service contracts, on termination of employment by the company, except in the case of dismissal for cause, the company shall make a payment to the Executive Director equal to 95% of:

a)	the Executive’s basic salary for the period of notice,

b)	the cost of provision of pension and benefits for the notice period and

c)	the bonus applicable for the notice period, based on the actual bonus paid in the previous three years.

Such payment shall be reduced proportionately in the event that the Executive works part of his period of notice. When the company has given notice of termination, such payment shall be made within three months of the date of notice. Any payment shall be entirely discretionary when the Executive has given notice of termination. In the event that the employment is terminated for any other reason, such payment shall be made forthwith. There are no special provisions in the event of a change of control of the company except for Mr Battersby. In the event of a change of control of the company, which leads to Mr Battersby leaving the company within a period of 12 months following such change of control, the pension element of the Agreed Payment detailed above may be enhanced by up to five years’ contributions. This enhancement shall reduce progressively to zero by 2008 and was agreed at the time of his recruitment.

On 31 December 2002, Dr J M Padfield retired from the Board in order to facilitate succession planning. He received a payment of £841,035 in respect of his contractual entitlements, comprising 95% of the total of his salary (£390,000), bonus (£300,300), pension benefits (£156,000) and other benefits (£39,000).These figures are included in the remuneration table and notes on page 47.

During the year, Mr P Loescher joined the company from Japan. The costs of his relocation, his housing and his children’s education are being met by the company in line with the company’s expatriate policy. In addition, he received a signing-on bonus of euros 500,000 (£316,455). All amounts are disclosed in the Directors’ remuneration table on page 47. The company has agreed to compensate Mr Loescher for the loss of the bonus he would have received from his previous company had he not joined Amersham.

Non-Executive Directors are appointed for an initial period of three years, subject to subsequent renewal by agreement. Details of when each Director was appointed are shown in the Directors’ biographies on pages 36 to 37. There are no compensation provisions for early termination of Non-Executive Director appointments.

Directors’ detailed emoluments

The remuneration of each Director for the period ended 31 December 2002 is analysed as follows:

				Total
				remuneration			Total	Total
				for 12 months			remuneration	remuneration
				to 31 Dec 2002		Compensation	for 12 months	for 12 months
	Salary			before pension	Pension	for loss	to 31 Dec	to 31 Dec
	and fees	Benefits(1)	Bonus	contributions	contributions	of office	2002	2001
	£	£	£	£	£	£	£	£

Executive Directors
W M Castell (Chief Executive)	575,000	88,395	397,200	1,060,595	—	—	1,060,595	963,485
G W Battersby	266,250	32,659	182,050	480,959	85,747	—	566,706	589,030
A Carr(2) (appointed 9 May 2002)	261,558	23,275	91,600	376,433	2,349	—	378,782	—
G F B Kerr	302,500	93,717	198,710	594,927	10,056	—	604,983	557,739
P Loescher(3) (appointed 1 December 2002)	353,955	104,855	—	458,810	—	—	458,810	—
J M Padfield(4)	386,364	46,925	266,370	699,659	129,518	841,035	1,670,212	788,173

Total — Executive	2,145,627	389,826	1,135,930	3,671,383	227,670	841,035	4,740,088	2,898,427

Non-Executive Directors
R D Lapthorne (Chairman)	155,000	—	—	155,000	—	—	155,000	120,000
J Fr Odfjell	66,353	—	—	66,353	—	—	66,353	60,000
D H Brydon	41,667	—	—	41,667	—	—	41,667	30,000
J H Johansen(5)	35,833	—	—	35,833	—	—	35,833	30,000
J Patterson	35,833	—	—	35,833	—	—	35,833	29,348
K Peters(6)	71,483	—	—	71,483	—	—	71,483	67,500
J F Rejeange	35,833	—	—	35,833	—	—	35,833	30,000
E Thorsby	35,833	—	—	35,833	—	—	35,833	30,000
M Uhlén(7) (appointed 9 May 2002)	25,141	—	—	25,141	—	—	25,141	—

Total — Non-Executive	502,976	—	—	502,976	—	—	502,976	396,848

Past Directors
M J Crumpton(8)	61,500	10,304	—	71,804	—	—	71,804	90,823
T V Jacobsen(9)	—	77	—	77	—	—	77	136,866
R E Long(10)	343,763	15,934	—	359,697	—	—	359,697	275,754
T F W McKillop	—	—	—	—	—	—	—	2,500

Total — Past Directors	405,263	26,315	—	431,578	—	—	431,578	505,943

Total	3,053,866	416,141	1,135,930	4,605,937	227,670	841,035	5,674,642	3,801,218

(1)	The figures shown for benefits include amounts payable in respect of private medical insurance, permanent health insurance, the provision of company cars and fuel and amounts received in cash for pensions.

(2)	In addition to the figures shown in the table above in respect of Dr A Carr, he received $196,153.83 (£130,769.22) in respect of his employment as President of Amersham Biosciences prior to his appointment to the Board on 9 May 2002 {2001 — $879,229 (£582,271)}.

(3)	Mr P Loescher received a signing-on bonus of euros 500,000 (£316,455) shown in salaries. This amount is included in the figures shown in the table above. The figure for Mr P Loescher’s benefits include the costs of his relocation from Japan and the costs for his housing and children’s education. In addition, the company has agreed to compensate Mr Loescher for the loss of the bonus he would have received from his previous company had he not joined Amersham. The precise amount is not yet known but is expected to lie within the range of euros 300,000 to euros 650,000.

(4)	Dr J M Padfield received £841,035 in respect of his contractual entitlements following his retirement on 31 December 2002. This amount is included in the figures shown in the table above and explained in detail on page 46.

(5)	In addition to the fees shown in the table above Mr J H Johansen received NOK 511,923 (£45,973) in salary and NOK 18,161 (£1,6 31) in benefits as an employee.

(6)	Professor Sir Keith Peters received fees of £35,650 in respect of his services on the Science Advisory Board. This amount is included in the figures shown in the table above.

(7)	In addition to the figures shown in the table above in respect of Prof M Uhlén, he received £7,141 in respect of his services as a Non-Executive Director of Amersham Biosciences Limited before his appointment to the Board on 9 May 2002. In addition 1,200,000 SEK (£86,894) was payable to MU Bioteknik AB, a company of which Prof Uhlén is the sole director and sole shareholder in respect of royalty payments on patent rights. Payments have been made for the past seven years. They are not regarded as material. The Board accordingly regards Prof Uhlén as independent for corporate governance purposes.

(8)	Mr Crumpton received consultancy fees during the year of £45,000 and £16,500 in respect of his services on the Science Advisory Board. In addition, he received £10,304 in benefits.

(9)	Mr Jacobsen resigned as a Director of the company on 16 June 1999. During the year he received NOK 859 (£77) in benefits.

(10)	Mr R E Long resigned as a Director of the company on 23 March 2001. During the year, Mr R E Long has provided consultancy services to the company for which he has received £80,592 as fees and £15,934 in benefits. In addition, £263,171 has been paid in consultancy fees to Scicona Limited, a company of which he is a director. These figures are disclosed in the above table.

Directors’ remuneration report
continued

Directors’ interests

There were no contracts of significance subsisting during or at the end of the year in which a Director of the company is or was materially interested.

Interests in shares

The Directors’ and their families’ beneficial interests in the share capital of the company are shown below:

		As at 31 Dec 2001
	31 Dec 2002	or at date of appointment
	Ordinary 5p shares	Ordinary 5p shares

W M Castell	243,570	243,570
G W Battersby	25,000	25,000
D H Brydon	2,585	2,585
A Carr	1,958	1,566
J H Johansen	11,610	11,610
G F B Kerr	10,000	10,000
R D Lapthorne	105,170	105,170
P Loescher	—	—
J Fr Odfjell	53,150	53,150
J M Padfield	3,564	3,564
J Patterson	2,923	2,923
K Peters	3,111	—
J F Rejeange	—	—
E Thorsby	17,800	17,800
M Uhlén	—	—

	480,441	476,938

Details of interests in conditional awards under the Long Term Incentive Plan (LTIP) are detailed on page 50 of this Report. Each Director is deemed to be interested in all of the shares held by the Amersham ESOP Trust which at 31 December 2002, amounted to 545,282 Ordinary 5p shares (1 January 2002, 550,287 Ordinary 5p shares). Each Executive Director is deemed to be interested in all of the shares held by Amersham Trustees Limited (the trustee of a UK Inland Revenue tax approved QUEST) which amounted to 770,057 Ordinary 5p shares at 31 December 2002 (1 January 2002, 1,607,294 Ordinary 5p shares).

There has been no change since the year end in the interest of Directors in the company’s shares.

Interests in share options

The interests of the Directors in Amersham plc share options held under the Executive Share Option Scheme (ESOS) and the Sharesave Scheme (SAYE) are set out below. These options are exercisable from November 1996 to September 2012 and are held under the company’s plans referred to in note 25 to the accounts. No options lapsed during the year.

Option interests(1)

		At 31 Dec 2001
		or date of appointment			Granted during the year			Exercised during the year			At 31 Dec 2002

				Weighted			Weighted		Weighted	Market		Weighted
		Number of		average	Number of		average	Number of	average	price on	Number of	average
		ordinary 5p		subscription	ordinary 5p		subscription	ordinary 5p	subscription	date of	ordinary 5p	subscription
		shares		price	shares		price	shares	price	exercise	shares	price

W M Castell	ESOS 1993	116,988	(a)	£4.82	—		—	—	—	—	116,988	£4.82
		186,934	(b)	£6.23	—		—	—	—	—	186,934	£6.23
	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		178,572	(b)	£5.60	—		—	—	—	—	178,572	£5.60
		—		—	139,864	(b)	£7.15	—	—	—	139,864	£7.15
	SAYE	2,679	(a)	£3.30	1,001		£4.49	—	—	—	3,680	£3.62
G W Battersby	ESOS 1993	—	(a)	—	—		—	—	—	—	—	—
		128,618	(b)	£6.22	—		—	—	—	—	128,618	£6.22
	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		85,716	(b)	£5.60	—		—	—	—	—	85,716	£5.60
		—		—	67,136	(b)	£7.15	—	—	—	67,136	£7.15
	SAYE	3,402	(a)	£4.96	—		—	—	—	—	3,402	£4.96
A Carr	ESOS 1993	83,654	(a)	£4.43	—		—	—	—	—	83,654	£4.43
		—	(b)	—	—		—	—	—	—	—	—
	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		289,948	(b)	£5.60	—		—	—	—	—	289,948	£5.60
		—		—	102,756	(b)	£7.15	—	—	—	102,756	£7.15
	SAYE	3,045	(a)	£4.47	—		—	—	—	—	3,045	£4.47
		392	(a)	£2.46	—		—	392	£2.46	£5.52	—	—
	Options for All	1,000	(b)	£6.35	—		—	—	—	—	1,000	£6.35
G F B Kerr	ESOS 1993	244,918	(a)	£4.18	—		—	—	—	—	244,918	£4.18
		37,913	(b)	£6.23	—		—	—	—	—	37,913	£6.23
	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		100,000	(b)	£5.60	—		—	—	—	—	100,000	£5.60
		—		—	78,324	(b)	£7.15	—	—	—	78,324	£7.15
	SAYE	—		—	—		—	—	—	—	—	—
P Loescher	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		—		—	309,280	(b)	£5.82	—	—	—	309,280	£5.82
J M Padfield	ESOS 1993	349,662	(a)	£4.29	—		—	—	—	—	349,662	£4.29
		57,785	(b)	£6.23	—		—	—	—	—	57,785	£6.23
	ESOS 2001	—	(a)	—	—		—	—	—	—	—	—
		121,432	(b)	£5.60	—		—	—	—	—	121,432	£5.60
		—		—	95,108	(b)	£7.15	—	—	—	95,108	£7.15
	SAYE	5,568	(a)	£3.30	—		—	—	—	—	5,568	£3.30

(1)	Options granted under ESOS and ESOS 2001 are exercisable between three and ten years from the date of grant and options granted under SAYE are exercisable, three, five or seven years from the date of grant. These options are subject to the performance conditions explained on page 44.
Options granted where the market share price on 31 December 2002 (£5.56) was above the grant price are marked with (a).
Options granted where the market share price on 31 December 2002 (£5.56) is below the grant prices are marked with (b).
No other Directors have been granted options over the shares of the company or any other group companies.

Restricted shares

On 4 December 2002, 77,320 restricted shares were awarded to P Loescher on his joining the company. 50% of these shares vest on 4 December 2004 and the remaining 50% vest on 4 December 2005, subject to his still being an employee of the company.

The share price on the date of the award was £5.69. The shares for the award to P Loescher will be supplied by the Amersham ESOP Trust. The Remuneration Committee concluded that such awards were necessary to recruit P Loescher and therefore, the committee made such an award relying on the exemption in chapter 13.13A of the UKLA Listing Rules. In the event that P Loescher ceases to be employed by the company, his awards will lapse unless the Remuneration Committee determine otherwise, except in the circumstances of his death, when his personal representatives may exercise his awards. The Remuneration Committee will not make amendments to the arrangements established for P Loescher that are to his advantage, without seeking the consent of shareholders. No benefits under the arrangements are pensionable.

Directors’ remuneration report
continued

Interests in awards under the LTIP

In previous years, the company has operated a Long Term Incentive Plan (LTIP) which was intended to provide a long term incentive to Executives and to further align their interests with those of the shareholders.

Following the introduction of the new Executive Share Option Scheme in 2001, it is not proposed to make any further awards under the LTIP. No awards were made under this Plan in 2002.

The following grants of awards of ordinary shares each have been made to Executive Directors under the LTIP:

						Number of
					Market	awards
			Market		value on	vesting		Market value
	Number of	Date	value on	Date	vesting	during the	Date	on exercise
	awards(1)	granted	date of grant	vested(2)(3)	date	year(4)	exercised	date

W M Castell	27,041	17-Jun-99	£4.8075	17-Jun-02	£5.80	24,336	N/A	N/A
	29,878	31-Mar-00	£5.1544	N/A	N/A	N/A	N/A	N/A
G W Battersby	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
A Carr	8,381	31-Mar-00	£5.1544	N/A	N/A	N/A	N/A	N/A
G F B Kerr	15,939	22-Apr-98	£4.2656	22-Apr-01	£4.77	Nil	N/A	N/A
	15,809	17-Jun-99	£4.8075	17-Jun-02	£5.80	14,228	N/A	N/A
	17,461	31-Mar-00	£5.1544	N/A	N/A	N/A	N/A	N/A
P Loescher	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
J M Padfield	23,281	31-Mar-00	£5.1544	N/A	N/A	N/A	N/A	N/A

Under the LTIP, awards of ordinary shares have been made to participants in the LTIP by the trustees of the Amersham plc ESOP Trust, a trust established by the company and operated by an independent firm of trustees.

(1) No awards were made in 2002.

(2) Awards vest three years from the date of grant, subject to performance conditions. The receipt of shares by the participants depends upon the performance of the company over a three year period, which is measured by the growth in the total shareholder return of the company relative to the FTSE 100 index of companies.

(3) Awards will only vest if the company’s Total Shareholder Return would place it in at least 60th position amongst the FTSE 100 companies ranked by Total Shareholder Return and the maximum number of shares will vest only if the performance would rank it at 20th place or better.

(4) The awards made in 1999 vested as to 90% in 2002 as the company was ranked 25th out of the 100 companies in its comparator group.

The company’s register of Directors’ interests, which is open for inspection, contains full details of Directors’ share interests, options to subscribe for shares and awards of restricted shares.

London share prices

The market price of the company’s ordinary 5p shares at the end of the financial period was 556p. The range of market prices during the year was as follows:

1 Jan 2002 to 31 Dec 2002

	Low	High

Ordinary 5p shares	455.5p	768.5p

The following sections of the Directors’ remuneration report are auditable:

Pensions
Directors’ detailed emoluments
Directors’ interests
Interests in share options
Restricted shares
Interests in awards under the long term incentive plan

On behalf of the Board
R D Lapthorne
Chairman, Remuneration Committee
26 February 2003

Group profit and loss account

	12 months to 31 Dec 2002				12 months to 31 Dec 2001
					Restated

		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Notes	£m	£m	£m	£m	£m	£m

Sales including share of joint venture	1,2	1,618.2	—	1,618.2	1,602.5	—	1,602.5
Less share of joint venture sales		(80.5)	—	(80.5)	(87.3)	—	(87.3)

Group turnover		1,537.7	—	1,537.7	1,515.2	—	1,515.2

Group operating profit before exceptional items and goodwill amortisation		286.6	—	286.6	266.4	—	266.4
Exceptional items	3	—	—	—	—	(8.7)	(8.7)
Goodwill amortisation	11	(36.6)	—	(36.6)	(11.7)	—	(11.7)

Group operating profit	4	250.0	—	250.0	254.7	(8.7)	246.0
Share of operating profit of joint venture and associates		23.2	—	23.2	26.1	—	26.1

Total operating profit	1,2,4	273.2	—	273.2	280.8	(8.7)	272.1
Profit on sale of fixed asset investment	3	—	—	—	—	55.3	55.3
Amounts written off investments		(2.4)	—	(2.4)	(4.4)	—	(4.4)
Net interest payable	7	(7.1)	—	(7.1)	(8.7)	—	(8.7)

Profit on ordinary activities before taxation		263.7	—	263.7	267.7	46.6	314.3
Tax on profit on ordinary activities	3,8	(94.3)	9.2	(85.1)	(97.0)	0.5	(96.5)

Profit on ordinary activities after taxation		169.4	9.2	178.6	170.7	47.1	217.8

Loss/(profit) attributable to equity minority interests		0.7	—	0.7	(6.2)	2.0	(4.2)
Profit attributable to non-equity minority interests		(0.6)	—	(0.6)	(2.9)	—	(2.9)

Loss/(profit) attributable to minority interests		0.1	—	0.1	(9.1)	2.0	(7.1)

Profit for the financial year attributable to shareholders		169.5	9.2	178.7	161.6	49.1	210.7
Dividends paid and proposed	9	(57.3)	—	(57.3)	(45.2)	—	(45.2)

Retained profit for the financial year		112.2	9.2	121.4	116.4	49.1	165.5

Earnings per ordinary share	10
— basic				26.1p			33.2p
— before exceptional items and goodwill amortisation				29.9p			26.6p
— average number of shares				684.7m			634.4m
Diluted earnings per ordinary share
— after exceptional items and goodwill amortisation				25.9p			33.0p

Dividends per ordinary share	9			7.80p			7.10p

Share of operating profit of joint venture and associates includes income from the group’s joint venture interest in Nihon Medi-Physics (NMP) of £23.2m (2001 — £26.1m).

Figures for the 12 months to 31 December 2001 have been restated following the introduction of FRS19 as explained in note 36.

All results are derived from continuing operations.

Statement of total recognised gains and losses

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
			Restated
	Notes	£m	£m

Profit for the financial year attributable to shareholders		178.7	210.7
Tax (charge)/credit on foreign currency hedge loan	26	(5.4)	0.3
Foreign currency translation of net investment in subsidiaries		53.4	(4.0)
Foreign currency translation of net investment in joint venture		(0.2)	(0.2)

Total recognised gains for the year		226.5	206.8

Prior year adjustment	36	4.4

Total gains recognised since last Annual Report		230.9

Reconciliation of movement in equity shareholders’ funds

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
			Restated
	Notes	£m	£m

Profit for the financial year attributable to shareholders		178.7	210.7
Dividends	9	(57.3)	(45.2)

Retained earnings		121.4	165.5
Foreign currency translation	26	47.8	(3.9)
New share capital and premium (net of issue costs of £5.5m)	25,26	407.7	25.2
(Loss)/gain relating to Qualifying Employee Share Ownership Trust (QUEST)	26	(1.2)	1.6
Contribution to Qualifying Employee Share Ownership Trust (QUEST)		—	(9.0)

Net increase in equity shareholders’ funds		575.7	179.4
Equity shareholders’ funds at the start of the year as previously reported		591.9	408.4
Prior year adjustment	36	4.4	8.5

Restated		596.3	416.9

Equity shareholders’ funds at the end of the year		1,172.0	596.3

Group and parent company balance sheets

		Group	Group	Company	Company
		At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
		2002	2001	2002	2001
			Restated
	Notes	£m	£m	£m	£m

Fixed assets
Intangible assets	11	751.2	152.7	0.6	0.8
Tangible assets	12	640.8	533.1	176.7	138.1
Investments:
Investment in joint venture:— Share of gross assets		105.2	93.7	—
— Share of gross liabilities		(32.2)	(26.6)	—	—
— Share of net assets	13	73.0	67.1	—	—
Investments in associates and other investments	13	26.4	35.0	—	—
	13	99.4	102.1	884.4	208.0

		1,491.4	787.9	1,061.7	346.9

Current assets
Stocks	14	208.0	180.6	17.8	17.4
Debtors — amounts due within one year	15	349.2	360.8	553.0	576.4
Debtors — amounts due after one year	16	61.3	55.4	212.6	11.6
Short term deposits and investments	17	22.1	99.4	21.6	95.4
Cash at bank and in hand	32	32.7	56.9	8.9	8.8

		673.3	753.1	813.9	709.6

Creditors — amounts due within one year
Loans	18	(44.6)	(30.8)	(884.7)	(550.7)
Other creditors	18	(482.2)	(452.5)	(134.2)	(126.1)

		(526.8)	(483.3)	(1,018.9)	(676.8)

Net current assets/(liabilities)		146.5	269.8	(205.0)	32.8

Total assets less current liabilities		1,637.9	1,057.7	856.7	379.7

Creditors — amounts due after one year
Loans	19	(192.5)	(148.0)	(181.5)	(133.1)
Other creditors	19	(11.5)	(6.4)	(3.7)	(6.7)

		(204.0)	(154.4)	(185.2)	(139.8)

Provisions for liabilities and charges	22	(253.5)	(240.8)	(73.4)	(67.2)

Accruals and deferred income		(3.5)	(3.6)	(2.8)	(3.0)

Total net assets		1,176.9	658.9	595.3	169.7

Equity capital and reserves
Share capital	25	35.1	32.1	35.1	32.1
Share premium account	26	469.0	64.3	469.0	64.3
Other reserves	26	94.0	94.0	17.1	13.5
Profit and loss account	26	573.9	405.9	74.1	59.8

Equity shareholders’ funds		1,172.0	596.3	595.3	169.7

Minority interests
— Equity		4.9	20.0	—	—
— Non-equity	20	—	42.6	—	—

		4.9	62.6	—	—

		1,176.9	658.9	—	—

The financial statements were approved by the Board of Directors on 26 February 2003.

Sir William Castell Chief Executive	G F B Kerr Finance Director

Group cash flow statement

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
	Notes	£m	£m

Net cash inflow from operating activities before exceptional items	31	345.5	342.3
Exceptional items		—	12.0

Net cash inflow from operating activities	31	345.5	354.3

Dividend received from joint venture		5.4	4.8

Returns on investments and servicing of finance
Interest paid		(9.2)	(19.7)
Interest received		4.9	10.3
Dividends paid by subsidiary undertakings to minority interests		(1.7)	(1.7)

		(6.0)	(11.1)

Taxation		(57.2)	(47.6)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(143.4)	(91.6)
Purchase of intangible fixed assets		(4.8)	(10.2)
Sales of tangible fixed assets		1.3	22.1
Purchase of trade investments		(3.4)	(4.9)
Cash received on disposal of investment in Nycomed Pharma		—	123.0
Costs associated with disposal of investment in Nycomed Pharma		(3.5)	(4.9)
Sale of trade investments		1.4	—

		(152.4)	33.5

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences	24	(704.1)	—
Costs associated with the purchase of 45% minority in Amersham Biosciences	24	(4.5)	—
Other acquisitions		(40.6)	(4.9)
Other disposals		—	1.0

		(749.2)	(3.9)

Equity dividends paid		(51.6)	(41.7)

Net cash flow before management of liquid resources and financing		(665.5)	288.3

Management of liquid resources*	32,33	74.5	(91.4)

Financing
Issue of share capital	25	413.2	16.2
Costs associated with issue of share capital		(5.5)	—
Loans and finance leases	32,33	161.9	(205.3)
Repayment of long term loan	32,33	(13.6)	—
Capital contribution by minority interest in Amersham Biosciences		8.7	—

		564.7	(189.1)

Cash flow in the year	32,33	(26.3)	7.8

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	31	345.5	342.3
Dividend received from joint venture		5.4	4.8
Returns on investments and servicing of finance		(6.0)	(11.1)
Taxation		(57.2)	(47.6)

Free cash flow after taxation and returns on investments and servicing of finance		287.7	288.4
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(148.9)	(84.6)

Free cash flow before equity dividends		138.8	203.8

Free cash flow after equity dividends		87.2	162.1

*	Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £22.1m (2001 — £96.5m) and are shown in the balance sheet within the total of short term deposits and investments.

Accounting policies

Basis of preparation

The group’s main accounting policies are set out below. The financial statements are prepared in accordance with the historical cost convention, except for the company’s investments (see below), and all applicable United Kingdom accounting standards. As the group profit and loss account is already at historical cost no separate note of historical cost profit and loss is included as allowed by Financial Reporting Standard (FRS) 3. No profit and loss account is presented for the company as permitted by S230(2) of the Companies Act 1985.

New accounting standards

The following new accounting standard issued by the UK Accounting Standards Board, has been adopted this year:

Financial Reporting Standard (FRS) 19 Deferred Taxation

The change to existing accounting policies arising from the adoption of FRS 19 is described in note 36.

Basis of consolidation

The consolidated group profit and loss account and balance sheet include the financial statements of the company and its subsidiary undertakings made up to 31 December 2002. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities, and the resulting gains and losses, that arise after the group has gained control of the subsidiary are dealt with in the post acquisition profit and loss account.

Foreign currencies

The results of the overseas subsidiary, joint venture and associated undertakings are translated at the average exchange rates of the period during which they arise. Overseas subsidiary undertakings’ assets and liabilities and the net investments in joint venture and associated undertakings are translated at the year end exchange rates. Differences arising on translation, together with differences on foreign currency loans of the group which match investments, are dealt with through reserves.

Derivative financial instruments

The group enters into derivative instruments primarily to manage exposures to fluctuations in interest rates and foreign currency exchange rates. Interest differentials under interest rate swap instruments and forward rate agreements (FRAs) are recognised on an accruals basis.

It is the group’s policy, where appropriate, to protect the sterling value of its estimated future foreign currency net receivables through the use of forward contracts or currency options. Net revenues and related net receivables covered by forward exchange contracts or options are translated into sterling at contract rates. No account is taken of profits or losses on forward exchange contracts or options which are intended as a hedge against future transactions; such profits and losses are accounted for so as to match the exchange differences arising on the underlying currency transactions.

Research and development expenditure

Research and development expenditure is written off as it is incurred.

Fixed assets

Fixed assets are stated at cost less depreciation and provision for impairment, where appropriate. Cost includes appropriate labour and directly attributable costs. Finance costs on borrowings used to finance the construction of tangible fixed assets are written off to the profit and loss account as incurred.

Directly acquired intangible assets, comprising patents, patent applications, trademarks and know-how, are stated at cost less amortisation. Intangible assets, other than goodwill, acquired in a business combination, which are not separable and measurable are not capitalised.

Goodwill arising on consolidation represents the excess of the fair value of the consideration over the fair value of the identifiable net assets acquired. Goodwill and negative goodwill arising on the acquisition of subsidiary undertakings, joint venture and associated undertakings prior to 31 December 1997 was written off immediately against reserves. Goodwill arising on acquisitions after 1 January 1998 is capitalised and amortised over its estimated useful economic life where the goodwill is regarded as having a limited useful economic life. In accordance with the requirement of Financial Reporting Standard (FRS) 10, capitalised goodwill is reviewed for evidence of impairment at the end of the first full financial year following the initial date of recognition.

Accounting policies
continued

Depreciation and amortisation are calculated as follows:

Intangible assets	Amortised on straight-line basis at rates from 5% to 36% p.a.
Goodwill	Amortised on a straight-line basis at rates currently from 5% to 14% p.a.
Tangible assets	Depreciation is calculated by the straight-line method at the following annual rates:
Land	Nil
Buildings	2.5%
Plant and machinery, fixtures, fittings,	At varying rates calculated to write off the assets over their expected useful lives.
tools and equipment	A substantial part of the group’s plant represents production support facilities depreciated at the same rate,2.5% p.a., as the buildings in which they are contained. Most of the other assets are depreciated at rates currently from 9% to 12% p.a.
Assets under construction	Nil

Investments

(a) Trade investments

Trade investments are valued at cost, less any provision for impairment, restated to year end exchange rates if the underlying investment is denominated in foreign currency.

(b) Investments in joint ventures and associated undertakings

A joint venture is an undertaking which the group controls jointly with one or more other venturers.

An associated undertaking is one in which the group has a long term participating interest and over which it exercises significant influence.

The group’s share of the profits less losses of joint venture and associated undertakings is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

(c) Company investments

Investments in subsidiary and other undertakings are held at original cost less any provision for impairment, except where they are foreign currency investments hedged in whole or part by related foreign currency borrowings or other hedging instruments. Hedged investments are held at cost less provision for impairment but are retranslated for foreign exchange movements to the extent that they are hedged. Where the amount of foreign currency hedge is in excess of cost, the investment is stated at the underlying foreign currency net asset value.

Turnover

Turnover consists of royalties and sales of goods and services at invoiced values net of discounts, returns and value added tax. Revenue generated under Technology Transfer agreements is recognised evenly over the life of the agreement. Sales between group companies are excluded.

Revenues are recognised once the realisation of the consideration is reasonably assured and the provision of goods or services is substantially complete with respect to the delivery of the specific product or performance of the related service. This will normally be the case when there are no material uncertainties or performance duties outstanding which could prevent the group from enforcing the sales transaction, and collectability is reasonably assured.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes all direct expenditure and, in the case of manufactured items, production overheads based on the normal level of business activity. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the costs of realisation and, where appropriate, the costs of conversion. Provision is made for obsolescent and slow moving stocks and for radioactive decay.

Effluent costs

The costs associated with radioactive waste arising from operations for which an authorised disposal route is available, principally low level and very low level waste, are written off in the year in which they are incurred. Provision is also made as incurred for the eventual disposal costs of the group’s intermediate level waste which arises from its operations. These provisions are based on the latest technical assessment of the process and methods likely to be used to dispose of this waste and on industry estimates of the likely costs of the necessary disposal facilities under the relevant Government’s preferred disposal route. They are stated in the balance sheet at current price levels, with the restatement of provisions made in prior years to reflect current price levels included as a charge in the profit and loss account for the year.

Radioactive decommissioning costs

The group recognises in full a provision, (discounted), for the cost of radioactive decommissioning when the relevant fixed asset becomes operational and an equivalent asset is also recognised. The cost of radioactive decommissioning is determined on a going concern basis assuming that the manufacture or handling of radioactive products continues at the relevant site or facility on which the asset is operated for the foreseeable future. In the unlikely event that the company is required to totally discontinue activities at one of its nuclear operating sites the full costs of exiting and decommissioning would be higher. The relevant decommissioning asset is capitalised in the balance sheet in association with the fixed asset to which it relates and is amortised over the life of the asset. The unwinding of the discount on the decommissioning provision is charged in the profit and loss account as part of the interest charge.

Government grants

Investment grants have been treated as deferred income and are released to the profit and loss account at the same rate as the depreciation charge on the assets to which they relate. Revenue grants are matched with the related expenditure.

Taxation

Taxation charged against profits is calculated at the appropriate local rate of tax for each group company. Except for timing differences relating to revaluations, rolled over taxable gains and unremitted income, provision is made for all timing differences that would give rise to a deferred tax liability. Deferred tax assets are recognised to the extent that it is more likely than not they will be recoverable.

Pensions

The group operates defined benefit and defined contribution pension schemes under arrangements which have been separately established by the relevant group company. In respect of the defined benefit schemes, actuarial valuations are made regularly and the contributions payable are adjusted as appropriate. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the group benefits from the employees’ services. The effects of variations from regular cost are spread over the expected remaining service lives of members of the scheme. In respect of defined contribution pension schemes, costs are charged as incurred.

Leases

Rentals payable under operating leases are charged over the lease term on a straight-line basis or on the basis of actual rentals payable where this fairly reflects usage. Rentals receivable are treated as income in the periods to which they relate.

Where assets are financed by leasing arrangements that give rights approximating to ownership, the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases.

Notes to the financial statements

1 Segmental analysis by business sector

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Sales
Amersham Health	947.7	922.0
Amersham Biosciences	670.5	680.5

	1,618.2	1,602.5

Included within Amersham Health is the group’s share of Nihon Medi-Physics (NMP) joint venture sales during the year of £80.5m (2001 — £87.3m).

Total operating profit before exceptional items and goodwill amortisation

Amersham Health	255.6	240.9
Amersham Biosciences	75.3	72.4
Corporate and other	(21.1)	(20.8)

	309.8	292.5

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2002 relate £nil (2001 — £8.5m) to Amersham Health, £nil (2001 — £2.6m) to Amersham Biosciences and £nil (2001 — £2.4m income) to Corporate and other. Amortisation charged on goodwill in 2002 relates £0.9m (2001 — £1.4m) to Amersham Health, and £35.7m (2001 — £10.3m) to Amersham Biosciences.

Total operating profit after exceptional items and goodwill amortisation

Amersham Health	254.7	231.0
Amersham Biosciences	39.6	59.5
Corporate and other	(21.1)	(18.4)

	273.2	272.1

Included within Amersham Health is the group’s share of the NMP joint venture profit before interest and tax for the year of £23.2m (2001 — £26.1m).

	31 Dec 2002	31 Dec 2001
		Restated
	£m	£m

Net assets
Amersham Health	559.9	451.5
Amersham Biosciences	1,032.6	413.2
Corporate and other	(33.7)	(20.2)

Net operating assets	1,558.8	844.5
Unallocated net liabilities
Current and deferred taxation	(163.6)	(129.9)
Dividends payable	(36.0)	(30.3)
Net debt	(182.3)	(25.4)

	1,176.9	658.9

The net assets of Amersham Biosciences include goodwill at a net book value of £630.6m at 31 December 2002 arising from the purchase of the 45% minority interest in Amersham Biosciences.

Included within the net operating assets of Amersham Health is the group’s share of the NMP joint venture assets of £73.0m, (2001 — £67.1m).

2 Segmental analysis by geographical sector

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
By origin	£m	£m

Sales
Europe	903.9	722.1
North America	871.8	853.7
Japan	187.8	202.1
Asia Pacific	84.0	77.5
Rest of the world	5.2	6.7

	2,052.7	1,862.1
Less inter-segment sales	(434.5)	(259.6)

	1,618.2	1,602.5

Included within Japan is the group’s share of NMP joint venture sales of £80.5m (2001 — £87.3m).

Total operating profit before exceptional items and goodwill amortisation

Europe	219.3	193.0
North America	80.3	89.7
Japan	31.9	30.4
Asia Pacific	(0.9)	(0.3)
Rest of the world	0.3	0.5
Corporate and other	(21.1)	(20.8)

	309.8	292.5

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2002 relate £nil (2001 — £1.1m) to North America, £nil (2001 — £10.0m) to Europe and £nil (2001 — £2.4m income) to Corporate and other.

Total operating profit after exceptional items and goodwill amortisation

Europe	210.4	182.7
North America	57.6	77.2
Japan	26.9	30.4
Asia Pacific	(0.9)	(0.3)
Rest of the world	0.3	0.5
Corporate and other	(21.1)	(18.4)

	273.2	272.1

Included within Japan is the group’s share of NMP joint venture profit before interest and tax for the year of £23.2m (2001 — £26.1m).

	31 Dec 2002	31 Dec 2001
		Restated
	£m	£m

Net assets
Europe	709.3	383.1
North America	603.0	322.4
Japan	228.9	107.8
Asia Pacific	49.5	49.8
Rest of the world	1.8	1.6
Corporate and other	(33.7)	(20.2)

Net operating assets	1,558.8	844.5
Unallocated net liabilities
Current and deferred taxation	(163.6)	(129.9)
Dividends payable	(36.0)	(30.3)
Net debt	(182.3)	(25.4)

	1,176.9	658.9

The net assets include goodwill at a net book value of £630.6m at 31 December 2002 arising from the purchase of the 45% minority interest in Amersham Biosciences. The goodwill is allocated to Europe (£207.1m), North America (£304.1m) and Japan (£119.4m), based on expected revenues arising in those territories.

Included within the net operating assets of Japan is the group’s share of the NMP joint venture assets of £73.0m, (2001 — £67.1m).

Notes to the financial statements
continued

2 Segmental analysis by geographical sector continued

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
By destination	£m	£m

Sales
Europe	427.8	392.0
North America	798.5	767.7
Japan	264.1	290.7
Asia Pacific	80.6	80.4
Rest of the world	47.2	71.7

	1,618.2	1,602.5

Included within Japan is the group’s share of NMP joint venture sales during the year of £80.5m (2001 — £87.3m).

3 Exceptional items

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Cost of the proposed flotation of Amersham Biosciences	—	(3.4)
Transfer of pension assets	—	9.0
Costs of exiting the disease profiling project	—	(5.8)
Costs of exiting Harwell site	—	(8.5)

Charged to operating profit	—	(8.7)

Profit on disposal of 29% of Nycomed Pharma	—	55.3

Profit on sale of fixed asset investment	—	55.3

Tax credit relating to group reorganisation	9.2	—

Total exceptional items	9.2	46.6

Tax credit related to exceptional items	—	0.5

As a result of the formation of a consolidated tax group in the US on 31 July 2002, the group has recognised a deferred taxation asset of £9.2m primarily related to the future utilisation of tax losses arising from prior periods.

During 2001, costs of £3.4m were incurred in relation to the proposed partial flotation of Amersham Biosciences. The costs related primarily to adviser fees and other similar costs in preparing the prospectus for flotation and in relocating the business to the US.

During 2001, the company received £22.5m related to a transfer of assets from former pension plans. Of this amount, £13.5m was applied against ongoing liabilities primarily for employees who have transferred into Amersham pension schemes and the balance of £9.0m was recognised as exceptional income, where the company has no further liability.

Cash costs of £4.1m and non-cash write offs of £1.7m were incurred in the second half of 2001 in concluding research on, and winding up the operation of an early stage investment in, disease profiling. An investment of £4.0m was made in the research project in the first half of 2001, which has been charged to operating activities.

In 2001, costs of £8.5m were accrued in relation to the decision to terminate the group’s lease at the Harwell site following a complete cessation of the group’s activities at this location. The costs relate primarily to asset write offs and decommissioning costs.

During 2001, the group sold its 29% interest in Nycomed Pharma. The group recorded a profit on the transaction of £55.3m after charging costs associated with the disposal.

In 2001, the minority impact was £2.0m relating to exceptional items charged to operating profit. In 2002, no exceptional items have been charged to operating profit.

4 Total operating profit

	12 months to 31 Dec 2002			12 months to 31 Dec 2001

	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£m	£m	£m	£m	£m	£m

Group turnover	1,537.7	—	1,537.7	1,515.2	—	1,515.2
Cost of sales	(481.0)	—	(481.0)	(500.1)	0.5	(499.6)

Gross profit	1,056.7	—	1,056.7	1,015.1	0.5	1,015.6
Distribution and selling costs	(419.7)	—	(419.7)	(401.8)	—	(401.8)
Administrative expenses	(387.0)	—	(387.0)	(358.6)	(9.2)	(367.8)

Group operating profit	250.0	—	250.0	254.7	(8.7)	246.0
Share of operating profits of joint venture and associates	23.2	—	23.2	26.1	—	26.1

Total operating profit	273.2	—	273.2	280.8	(8.7)	272.1

Research and development costs included in administrative expenses relate to Amersham Health £95.1m (2001 — £83.0m), Amersham Biosciences £88.0m (2001 — £86.4m), and Corporate and other £1.1m (2001 — £4.4m). Total research and development costs amounted to £184.2m (2001 — £173.8m).

Goodwill amortisation charged to administrative expenses in 2002 is £36.6m (2001 — £11.7m).

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Total operating profit is arrived at after charging:
Remuneration of the group’s auditors
— Audit fees (company — £0.1m; 2001 — £0.1m)	1.6	1.3
— Other services to the group — in the UK	0.1	0.2
— in the rest of the world (primarily related to taxation)	0.4	0.2
Operating lease rentals
— Hire of plant and machinery	14.5	13.9
— Hire of land and buildings and other fixed assets	15.1	14.3
Amortisation of government grants	(0.2)	(0.2)
Depreciation of tangible fixed assets
— Owned	72.0	61.1
— Held under finance leases	0.3	0.4
Amortisation of intangible fixed assets
— Goodwill	36.6	11.7
— Other intangibles	7.7	6.8
Loss on disposal of tangible fixed assets	1.5	0.3

5 Directors’ emoluments

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Basic salary	2.2	1.4
Fees	0.5	0.4
Benefits	0.4	0.3
Annual bonuses	1.2	1.1
Payments of pension contributions	0.2	0.2
Compensation for loss of office	0.8	—
Payments to past Directors	0.4	0.4

	5.7	3.8
Gains made on exercise of share options and long term incentive shares	—	1.4

	5.7	5.2

Detailed disclosures of Directors’ individual remuneration, pension entitlements, share options and long term incentives are given in the Remuneration report on pages 43 to 50.

Notes to the financial statements
continued

6 Employee information

The weighted average number of persons (including Executive Directors) employed by the group during the year is analysed by type of work below.

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	Number	Number

Production and development	4,962	4,587
Distribution and selling	3,262	3,140
Administration	1,827	1,792

	10,051	9,519

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Staff costs
Aggregate gross wages and salaries	376.2	337.3
Employer’s National Insurance contributions or foreign equivalents	72.5	55.3
Employer’s pension costs under group pension schemes	27.1	20.9

Total direct costs of employment	475.8	413.5

7 Net interest payable

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Interest payable and similar charges
On bank loans and overdrafts	(1.9)	(3.5)
On other loans	(6.9)	(13.3)
Unwinding of discount on decommissioning provision	(2.8)	(2.1)

	(11.6)	(18.9)
Interest receivable and similar income
Interest on short term deposits and interest bearing investments	4.5	10.2

Net interest payable	(7.1)	(8.7)

Included within interest payable and similar charges, relating to the unwinding of the discount on the decommissioning provision, is £0.6m (2001 — £0.6m) attributable to the group’s joint venture in NMP.

8 Tax on profit on ordinary activities

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
			Restated
	Note	£m	£m

UK corporation tax at 30% (2001 — 30%)
Current		4.0	23.0
Double tax relief		(8.2)	(15.4)

		(4.2)	7.6
Overseas taxation		83.9	69.3
Over-provision in respect of prior years		(18.6)	(0.6)
Share of joint venture and associates		10.1	11.7

Total current tax		71.2	88.0

Deferred tax
Origination and reversal of timing differences		7.1	13.8
Prior year deferred tax movement		16.0	(4.8)

Total deferred tax		23.1	9.0

Tax before exceptional items		94.3	97.0
Exceptional items	3	(9.2)	(0.5)

		85.1	96.5

The group’s tax charge has benefited from a net over-provision in respect of prior years of £2.6m (net movement between current and deferred tax).This is principally as a result of the favourable settlement of earlier years’ taxation issues. Furthermore, as a result of the purchase of the 45% minority interest in Amersham Biosciences in the year and the subsequent formation of a US consolidated tax group, it has been possible to recognise certain tax losses in the US. The deferred tax benefit arising has been treated as an exceptional item.

8 Tax on profit on ordinary activities continued

The current tax charge for the period is lower (2001 — higher) than the standard rate of corporation tax in the UK of 30%. The differences are explained below:

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
		Restated
	£m	£m

Profit on ordinary activities before tax before exceptional items	263.7	267.7
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	79.1	80.3
Effects of:
Adjustments in respect of prior period	(18.6)	(0.6)
Adjustments in respect of foreign tax rates	7.4	4.6
Expenses not deductible for tax purposes:
Non tax deductible goodwill	11.7	5.1
Other	1.7	0.8
Timing differences:
Capital allowances in excess of depreciation	(8.0)	(0.8)
Tax deductible goodwill	(3.8)	(3.8)
Unrealised stock profit	4.8	(0.1)
Research and development credits	(3.9)	(3.9)
Unutilised tax losses	0.8	6.4

	71.2	88.0
Exceptional items	—	(0.5)

	71.2	87.5

9 Dividends paid and proposed

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Paid — interim dividend of 2.65p per share (2001 — 2.35p per share)	21.3	14.9
Proposed — final dividend of 5.15p per share (2001 — 4.75p per share)	36.0	30.3

	57.3	45.2

Dividends paid of £21.3m contains £2.9m relating to the final 2001 dividend paid to holders of the 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

A final dividend of 5.15p per share is proposed, bringing the total dividend for the year to 7.80p.

10 Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year, excluding those held by employee share trusts. For diluted earnings per ordinary share, the weighted average number of ordinary shares is adjusted to assume conversion of all potentially dilutive ordinary shares.

Notes to the financial statements
continued

10 Earnings per ordinary share continued

The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

	12 months to		12 months to
	31 Dec 2002		31 Dec 2001
			Restated

	£m	p	£m	p

Attributable profit
Profit attributable to shareholders — basic	178.7	26.1	210.7	33.2

Add back the following items
Exceptional items	—	—	(46.6)	(7.3)
Goodwill amortisation	36.6	5.3	11.7	1.9
Adjust for related amounts of
Taxation	(9.2)	(1.3)	(0.5)	(0.1)
Minority interest	(1.3)	(0.2)	(6.7)	(1.1)

Profit attributable to shareholders before exceptional items and goodwill amortisation	204.8	29.9	168.6	26.6

Average number of ordinary shares
Basic	684.7m		634.4m
Dilution effect of outstanding share options	4.0m		4.3m

Diluted	688.7m		638.7m

Earnings per ordinary share
— basic		26.1p		33.2p
— before exceptional items and goodwill amortisation		29.9p		26.6p
— diluted (after exceptional items and goodwill amortisation)		25.9p		33.0p

Earnings per ordinary share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

11 Intangible fixed assets

	Group		Company

		Other		Other
	Goodwill	intangibles	Total	intangibles
	£m	£m	£m	£m

Cost
At 1 January 2002	146.9	73.0	219.9	1.8
Foreign currency translation	(54.6)	11.5	(43.1)	—
Acquisition of subsidiaries	—	3.9	3.9	—
Goodwill subsumed on purchase of 45% minority in Amersham Biosciences	(79.3)	—	(79.3)	—
Additions	744.5	6.4	750.9	—
Disposals	—	(6.3)	(6.3)	—

At 31 December 2002	757.5	88.5	846.0	1.8

Amortisation
At 1 January 2002	35.3	31.9	67.2	1.0
Foreign currency translation	(3.2)	6.4	3.2	—
Amortisation subsumed on purchase of 45% minority in Amersham Biosciences	(15.4)	—	(15.4)	—
Disposals	—	(4.5)	(4.5)	—
Charge for the year	36.6	7.7	44.3	0.2

At 31 December 2002	53.3	41.5	94.8	1.2

Net book value
At 31 December 2002	704.2	47.0	751.2	0.6

At 31 December 2001	111.6	41.1	152.7	0.8

Additions to goodwill during the year amounted to £744.5m;£692.3m arose on the purchase of the 45% minority interest in Amersham Biosciences, (including 45% of Amersham Biosciences’ goodwill of £63.9m),and £52.2m arose on other acquisitions, (see note 24).

Additions to other intangibles of £6.4m during the year comprise a number of license agreements entered into by the group.

12 Tangible fixed assets

			Fixtures,
	Land and	Plant and	fittings, tools	Assets under
	buildings	machinery	& equipment	construction	Total
Group	£m	£m	£m	£m	£m

Cost
At 1 January 2002	259.8	251.3	150.1	57.1	718.3
Foreign currency translation	9.7	14.3	0.7	3.2	27.9
Adjustments relating to fair value	10.2	3.2	—	—	13.4
Acquisition of subsidiaries	—	3.4	2.8	—	6.2
Transfers	12.1	18.2	2.2	(32.5)	—
Transfers to current assets	—	—	(2.4)	—	(2.4)
Additions	12.7	17.2	28.1	93.3	151.3
Disposals	(1.2)	(13.7)	(13.3)	—	(28.2)

At 31 December 2002	303.3	293.9	168.2	121.1	886.5

Depreciation
At 1 January 2002	53.9	86.3	45.0	—	185.2
Foreign currency translation	3.9	8.2	1.9	—	14.0
Transfers	—	0.7	(0.7)	—	—
Transfers to current assets	—	—	(1.5)	—	(1.5)
Disposals	(1.7)	(10.9)	(11.7)	—	(24.3)
Charge for the year	12.4	27.2	32.7	—	72.3

At 31 December 2002	68.5	111.5	65.7	—	245.7

Net book value
At 31 December 2002	234.8	182.4	102.5	121.1	640.8

At 31 December 2001	205.9	165.0	105.1	57.1	533.1

Company

Cost
At 1 January 2002	71.6	101.9	27.2	31.1	231.8
Transfers	11.4	6.0	2.5	(19.9)	—
Additions	0.6	5.4	3.1	47.7	56.8
Disposals	(0.4)	(4.5)	(2.4)	—	(7.3)

At 31 December 2002	83.2	108.8	30.4	58.9	281.3

Depreciation
At 1 January 2002	28.4	51.1	14.2	—	93.7
Disposals	—	(3.9)	(2.4)	—	(6.3)
Charge for the year	3.4	10.0	3.8	—	17.2

At 31 December 2002	31.8	57.2	15.6	—	104.6

Net book value
At 31 December 2002	51.4	51.6	14.8	58.9	176.7

At 31 December 2001	43.2	50.8	13.0	31.1	138.1

The net book value of the group’s freehold land and buildings is £232.6m (2001 — £203.6m). Included in the cost of land and buildings is £3.2m (2001 — £3.0m), plant and machinery £nil (2001 — £nil), and fixtures, fittings, tools and equipment £0.8m (2001 — £0.8m), in respect of assets held under finance leases for the group, and £nil (2001 — £nil) for the company. Depreciation on assets held under finance leases during the year amounted to £0.3m (2001 — £0.4m). Included in the net book value of land and buildings is £2.2m (2001 — £2.3m), plant and machinery £nil, (2001 — £nil) and fixtures, fittings, tools and equipment £0.3m (2001 — £0.5m), in respect of assets held under finance leases for the group, and £nil (2001 — £nil) for the company.

The £0.9m transferred to current assets relates to demonstration equipment reclassified to within finished goods stock.

Notes to the financial statements
continued

13 Fixed asset investments

	Investment
	in own	Joint		Trade
	shares	venture	Associates	investments	Total
Group	£m	£m	£m	£m	£m

Cost or valuation
At 1 January 2002	21.3	67.1	3.7	19.4	111.5
Foreign currency translation	(0.9)	(0.6)	—	(0.9)	(2.4)
Transfer to subsidiary	—	—	—	(2.6)	(2.6)
Fair value adjustments relating to the purchase of Amersham Biosciences	—	—	—	(1.2)	(1.2)
Additions	1.8	—	—	3.4	5.2
Disposals	—	—	—	(5.3)	(5.3)
Transfer to employees	(3.9)	—	—	—	(3.9)
Share of retained profit	—	6.5	—	—	6.5

At 31 December 2002	18.3	73.0	3.7	12.8	107.8

Provision
At 1 January 2002	1.5	—	2.7	5.2	9.4
Foreign currency translation	—	—	—	(0.2)	(0.2)
Charge to profit and loss	0.4	—	1.0	1.0	2.4
Disposals	—	—	—	(3.2)	(3.2)

At 31 December 2002	1.9	—	3.7	2.8	8.4

Net book value
At 31 December 2002	16.4	73.0	—	10.0	99.4

At 31 December 2001	19.8	67.1	1.0	14.2	102.1

Investment in own shares — group and company

Investment in own shares is held through a Qualifying Employee Share Ownership Trust (QUEST), through the Amersham ESOP Trust (A ESOP), and by the Amersham US Stock Option Plan Trust 2000.

Shares held by the QUEST are issued by the company and held on trust for employees. The shares are transferred to employees on the exercise of options under an authorised Save As You Earn Scheme (SAYE).

Shares held by A ESOP and the Amersham US Stock Option Plan Trust 2000 are purchased in the market using funds advanced by the company and are held on trust for the employees eligible under the company’s long term incentive plan, cash options under the Amersham Executive Share Option Scheme 1993 and options under the Amersham US Stock Option Plan 2000.

The cost of the funds advanced to A ESOP that relate to the company’s long term incentive plans (LTIP) is amortised in the profit and loss account over the three year life of the scheme.

770,057 shares are held by the QUEST, with a market value at 31 December 2002 of £4.3m and a nominal value of £0.04m.

545,282 shares are held by the A ESOP, with a market valuation at 31 December 2002 of £3.0m and a nominal value of £0.03m.

2,251,315 shares are held by the Amersham US Stock Option Plan Trust 2000 with a market valuation at 31 December 2002 of £12.5m and a nominal value of £0.1m.

Dividends have been partially waived for all schemes. 100% of the shares held by the A ESOP and the Amersham US Stock Option Plan Trust 2000 are under option to employees. None of the QUEST shares are under option to employees.

Transfer to subsidiary

The £2.6m transfer to subsidiary relates to the existing trade investment in Cimarron Software Inc, which became a subsidiary undertaking in the year.

Market value of listed investments

The market value of listed investments at 31 December 2002 is £3.6m, (2001 — £4.9m), and the carrying value after provisions is £5.5m, (2001 — £6.3m).

13 Fixed asset investments continued

		Investments	Investments
		in own	in group
		shares	undertakings	Total
Company	Note	£m	£m	£m

Cost or valuation
At 1 January 2002		5.1	204.1	209.2
Foreign currency translation		—	(27.2)	(27.2)
Revaluation of investments	26	—	3.6	3.6
Additions		0.5	1,260.8	1,261.3
Disposals		—	(559.4)	(559.4)
Transfer to employees		(1.5)	—	(1.5)

At 31 December 2002		4.1	881.9	886.0

Provision
At 1 January 2002		1.2	—	1.2
Charge to profit and loss		0.4	—	0.4

At 31 December 2002		1.6	—	1.6

Net book value At 31 December 2002		2.5	881.9	884.4

At 31 December 2001		3.9	204.1	208.0

Additions in the company primarily relate to the £708.6m purchase of the 45% minority interest in Amersham Biosciences. Following the purchase, the group undertook a reorganisation which involved the acquisition and disposal of shares between the company and its subsidiaries.

14 Stocks

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
	£m	£m	£m	£m

Raw materials and consumables	53.0	46.5	6.9	7.9
Work in progress	56.7	45.5	6.9	7.6
Finished goods and goods for resale	98.3	88.6	4.0	1.9

	208.0	180.6	17.8	17.4

The replacement cost of stocks is not materially different from original cost.

15 Debtors — amounts due within one year

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
		Restated
	£m	£m	£m	£m

Trade debtors	301.7	298.2	8.2	7.9
Amounts owed by group undertakings	—	—	535.4	555.6
Amounts owed by joint venture and associates	1.0	1.3	1.0	1.3
Other debtors	21.2	34.7	4.2	6.7
Prepayments and accrued income	25.3	26.6	4.2	4.9

	349.2	360.8	553.0	576.4

16 Debtors — amounts due after one year

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
		Restated
	£m	£m	£m	£m

Amounts owed by group undertakings	—	—	201.9	—
Other debtors	17.3	16.7	—	2.9
Prepayments and accrued income	11.1	8.7	10.7	8.7
Deferred taxation assets	32.9	30.0	—	—

	61.3	55.4	212.6	11.6

Notes to the financial statements
continued

17 Short term deposits and investments

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
	£m	£m	£m	£m

Short term deposits included in net debt (see note 32)	22.1	96.5	21.6	92.5
Loan notes	—	2.9	—	2.9

	22.1	99.4	21.6	95.4

18 Creditors — amounts due within one year

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
	£m	£m	£m	£m

Loans
Short term loans from group undertakings	—	—	857.6	532.5
Short term loan from joint venture and associates	26.2	—	26.2	—
Bank loans and overdrafts	16.2	14.8	0.9	4.4
Finance lease obligations	0.3	0.3	—	—
Unsecured loan notes	1.9	15.7	—	13.8

	44.6	30.8	884.7	550.7

Other creditors
Trade creditors	71.2	86.4	11.5	13.9
Amounts owed to group undertakings	—	—	18.2	15.8
Amounts owed to joint venture and associates	0.1	0.1	0.1	0.1
United Kingdom corporation tax	6.1	9.9	4.8	9.9
Overseas subsidiary taxation	128.9	108.1	—	—
Other taxes and social security	27.0	19.7	2.6	2.1
Other creditors	63.0	42.9	9.8	6.4
Accruals and deferred income	149.9	155.1	51.2	47.6
Dividends payable	36.0	30.3	36.0	30.3

	482.2	452.5	134.2	126.1

	526.8	483.3	1,018.9	676.8

19 Creditors — amounts due after one year

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
	£m	£m	£m	£m

Loans
Bank loans and overdrafts	68.5	8.7	61.6	—
Finance lease obligations	2.5	2.7	—	—
Unsecured loan notes	121.5	136.6	119.9	133.1

	192.5	148.0	181.5	133.1
Other creditors	11.5	6.4	3.7	6.7

	204.0	154.4	185.2	139.8

Repayments are due as follows:
Between one and two years	108.6	7.9	103.9	3.0
Between two and five years	84.3	134.3	71.6	125.8
In five years or more	11.1	12.2	9.7	11.0

	204.0	154.4	185.2	139.8

The company has $193.0m, (2001 — $213.0m), equivalent to £123.4m, (2001 — £152.3m), of private placement unsecured loan notes (see note 20). The carrying value of these notes includes a fair value adjustment of £3.5m, (2001 — £5.4m). The fair value adjustment arose on the acquisition of the notes at the time of the merger with Nycomed. Of the carrying value, £1.9m, (2001 — £15.7m), is reported in amounts due within one year.

20 Derivatives and other financial instruments

A discussion of the group’s objectives and policies with regard to the use of financial instruments is found in the Treasury Policy and Liquidity section of the Financial review on page 33. Where permitted by FRS13, disclosures in this note exclude short term debtors and creditors.

(a)  Currency and interest rate composition of financial liabilities of the group

The following table analyses the currency and interest rate composition of the group’s financial liabilities at 31 December after taking into account interest rate and currency swaps. The financial liabilities comprise bank loans and overdrafts plus any long term contractual obligations to deliver cash or other financial assets to third parties.

	31 Dec 2002				31 Dec 2001

			Non-				Non-
	Fixed	Floating	interest		Fixed	Floating	interest
	rate	rate	bearing	Total	rate	rate	bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	0.3	15.6	0.1	16.0	42.6	4.2	—	46.8
US dollars	99.2	77.7	5.1	182.0	135.5	17.8	5.2	158.5
Euro	0.8	2.6	0.2	3.6	—	2.6	0.2	2.8
Danish kroner	1.4	0.3	0.8	2.5	3.6	0.1	0.8	4.5
Norwegian kroner	0.4	—	2.8	3.2	0.5	0.4	—	0.9
Swedish kronor	—	0.3	—	0.3	—	—	—	—
Other currencies	13.3	0.2	—	13.5	11.3	0.8	0.2	12.3

	115.4	96.7	9.0	221.1	193.5	25.9	6.4	225.8

Within financial liabilities of £221.1m (2001 — £225.8m), £210.9m (2001 — £178.8m) is included within net debt, £nil (2001 — £42.6m) represents the minority interest share of non-equity redeemable cumulative preference shares of Amersham Biosciences, and £10.2m (2001 — £4.4m) represents other financial liabilities. In addition a short term loan from the group’s joint venture of £26.2m (2001 — £nil) is included within the analysis of net debt.

The average interest rates for the financial liabilities of the group at 31 December, together with the periods for which the rates were fixed, are set out in the table below:

	31 Dec 2002			31 Dec 2001

	Average	Average		Average	Average
	interest rate	years to	Average years to	interest rate	years to	Average years to
	of fixed rate	maturity of	maturity of non-	of fixed rate	maturity of	maturity of non-
	liabilities	fixed rate	interest bearing	liabilities	fixed rate	interest bearing
	%	liabilities	financial liabilities	%	liabilities	financial liabilities

Sterling	5.0	0.0	1.5	8.0	n/a	—
US dollars	8.6	2.4	0.0	7.3	3.2	0.0
Euro	3.4	6.4	0.5	—	—	1.3
Danish kroner	6.0	1.2	2.7	6.0	0.5	3.7
Norwegian kroner	3.9	1.5	2.4	4.3	1.1	—
Other currencies	5.5	1.2	—	5.9	2.3	—

	4.2	1.5	0.9	7.3	2.4	0.5

Financial liabilities are analysed as:

	31 Dec 2002				31 Dec 2001

			Non-				Non-
	Fixed	Floating	interest		Fixed	Floating	interest
	rate	rate	bearing	Total	rate	rate	bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Bank loans and overdrafts	15.3	62.8	6.6	84.7	12.2	5.7	5.6	23.5
Finance lease obligations	—	2.8	—	2.8	—	3.0	—	3.0
Unsecured loan notes	123.4	—	—	123.4	152.3	—	—	152.3
Currency and interest rate swaps	(31.1)	31.1	—	—	(17.2)	17.2	—	—
Other financial liabilities	7.8	—	2.4	10.2	3.6	—	0.8	4.4
Non-equity minority interest	—	—	—	—	42.6	—	—	42.6

	115.4	96.7	9.0	221.1	193.5	25.9	6.4	225.8

Floating rate interest on bank loans and overdrafts is based on local bank base rates, and the floating rate interest on swaps is based on LIBOR.

Notes to the financial statements
continued

20 Derivatives and other financial instruments continued

The group’s principal fixed rate debt obligations are three series of US private placement unsecured loan notes with the following rates and maturities:

	Amount	Interest rate
Series	$m	%	Maturity

Series B	15	8.79	February 2005
Series C	163	8.77	November 2004
Series D	15	8.97	November 2009

The carrying value of Series C and D notes includes a fair value adjustment of £3.5m (2001 — £5.4m), which arose on the acquisition of the debt instruments at the time of the merger with Nycomed. The interest rate of US dollar fixed rate liabilities is adjusted for the partial unwinding of this fair value adjustment during the periods reported.

(b) Currency and interest rate composition of financial assets of the group

The following tables analyse the currency and interest rate composition of the group’s financial assets at 31 December. The financial assets comprise cash at bank, short term deposits, trade investments and interest bearing investments plus any long term contractual rights to receive cash or other financial assets from third parties.

	31 Dec 2002					31 Dec 2001

			Non-interest bearing					Non-interest bearing

			Equity					Equity
	Fixed	Floating	invest-			Fixed	Floating	invest-
	rate	rate	ments	Other	Total	rate	rate	ments	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	0.2	1.9	0.1	17.5	19.7	0.5	3.4	—	2.3	6.2
US dollars	0.8	7.9	8.0	7.4	24.1	0.9	71.5	11.8	13.7	97.9
Japanese yen	—	0.1	—	0.1	0.2	—	7.5	—	—	7.5
Euro	0.6	4.9	—	2.0	7.5	3.3	19.8	—	2.4	25.5
Norwegian kroner	0.1	6.5	—	0.1	6.7	18.9	6.3	—	—	25.2
Danish kroner	—	0.5	—	—	0.5	0.7	0.2	—	—	0.9
Swedish kronor	0.1	1.6	—	0.3	2.0	—	0.7	1.0	0.8	2.5
Other currencies	0.7	5.3	—	1.3	7.3	0.6	8.3	—	0.9	9.8

	2.5	28.7	8.1	28.7	68.0	24.9	117.7	12.8	20.1	175.5

Within financial assets of £68.0m (2001 — £175.5m), £54.8m (2001 — £153.4m) is included within net debt and £13.2m (2001—£22.1m), represents other financial assets.

The interest rates on the majority of floating rate financial assets are based on local market floating rates.

The average interest rates for the financial assets of the group at 31 December, together with the period for which the rates were fixed, are as follows:

	12 months to 31 Dec 2002			12 months to 31 Dec 2001

			Average
			years to			Average years
	Average	Average	maturity of	Average	Average	to maturity of
	interest rate	years to	non-interest	interest rate	years to	non-interest
	of fixed rate	maturity of	bearing	of fixed rate	maturity of	bearing
	assets	fixed rate	financial	assets	fixed rate	financial
	%	assets	assets	%	assets	assets

Sterling	3.7	0.0	0.0	3.7	0.1	0.1
US dollars	3.9	0.3	0.4	8.2	1.8	0.6
Japanese yen	—	—	0.0	—	—	—
Euro	2.0	0.0	0.2	6.8	4.3	0.0
Norwegian kroner	2.8	0.3	0.8	6.7	0.1	—
Danish kroner	—	—	—	1.9	8.9	0.0
Swedish kronor	0.2	0.0	0.0	—	—	—
Other currencies	3.8	0.0	0.0	1.8	0.1	0.0

	3.3	0.1	0.1	6.4	1.0	0.4

20 Derivatives and other financial instruments continued

Financial assets are analysed as follows:

	31 Dec 2002				31 Dec 2001

			Non-				Non-
	Fixed	Floating	interest		Fixed	Floating	interest
	rate	rate	bearing	Total	rate	rate	bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	1.7	24.3	6.7	32.7	1.2	43.3	12.4	56.9
Short term deposits	0.4	4.4	17.3	22.1	20.0	74.4	2.1	96.5
Interest bearing investments	—	—	—	—	2.9	—	—	2.9
Equity investments	—	—	8.1	8.1	—	—	12.8	12.8
Other financial assets	0.4	—	4.7	5.1	0.8	—	5.6	6.4

	2.5	28.7	36.8	68.0	24.9	117.7	32.9	175.5

In addition to the financial liabilities and financial assets disclosed above, the group has granted put options over shares in Corixa Corporation, Cimarron Software Inc. and Imaging Research Inc. and holds call options over shares in Cimarron Software Inc., Imaging Research Inc. and Analytica of Branford which meet the definition of financial instruments. The maximum potential aggregate cash consideration under these contracts is US$71.5m. These options expire by 2006.

(c) Maturity of financial liabilities

The maturity of the group’s financial liabilities at 31 December is analysed as follows:

	Bank	Finance		Other	Non-equity
	loans and	lease	Unsecured	financial	minority
	overdrafts	obligations	loan notes	liabilities	interest	Total
31 December 2002	£m	£m	£m	£m	£m	£m

Analysis by year of repayment
Due within one year or on demand	16.2	0.3	1.9	1.5	—	19.9
Between one and two years	3.0	0.3	102.9	1.5	—	107.7
Between two and five years	65.2	0.6	9.8	7.2	—	82.8
In five years or more	0.3	1.6	8.8	—	—	10.7

Due after more than one year	68.5	2.5	121.5	8.7	—	201.2

Total repayments	84.7	2.8	123.4	10.2	—	221.1

	Bank	Finance		Other	Non-equity
	loans and	lease	Unsecured	financial	minority
	overdrafts	obligations	loan notes	liabilities	interest	Total
31 December 2001	£m	£m	£m	£m	£m	£m

Analysis by year of repayment
Due within one year or on demand	14.8	0.3	15.7	2.2	—	33.0
Between one and two years	2.0	0.3	2.0	0.7	—	5.0
Between two and five years	6.7	0.7	124.7	1.5	—	133.6
In five years or more	—	1.7	9.9	—	42.6	54.2

Due after more than one year	8.7	2.7	136.6	2.2	42.6	192.8

Total repayments	23.5	3.0	152.3	4.4	42.6	225.8

The group has undrawn committed borrowing facilities available to it at 31 December as follows:

	31 Dec 2002	31 Dec 2001
	£m	£m

Expiring within one year	—	430.0
Expiring between four years and five years	404.3	—

	404.3	430.0

Notes to the financial statements
continued

20 Derivatives and other financial instruments continued

(d)  Currency risk exposure

The following table shows the currency exposure of the net monetary assets and (liabilities) of group companies at 31 December.

The exposures arise where monetary assets and liabilities are denominated in currencies other than the functional currency of the operating company in which they are held. The gains or losses on these monetary assets and liabilities are recorded in the profit and loss account.

			Japanese		Norwegian	Swedish
	Sterling	US dollars	yen	Euro	kroner	kronor	Other	Total
31 December 2002	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operating company
Sterling	—	8.9	1.8	(1.8)	7.6	(0.6)	(3.2)	12.7
US dollars	—	—	—	—	—	—	(0.1)	(0.1)
Japanese yen	(0.3)	1.6	—	—	—	—	—	1.3
Euro	0.9	5.6	—	—	(1.2)	—	0.3	5.6
Norwegian kroner	7.5	1.8	(16.1)	(6.5)	—	(0.1)	(9.4)	(22.8)
Swedish kronor	(3.8)	(9.8)	(1.8)	7.4	—	—	0.2	(7.8)
Other currencies	(0.1)	(13.5)	—	(0.7)	(5.0)	(0.1)	—	(19.4)

	4.2	(5.4)	(16.1)	(1.6)	1.4	(0.8)	(12.2)	(30.5)

			Japanese		Norwegian	Swedish
	Sterling	US dollars	yen	Euro	kroner	kronor	Other	Total
31 December 2001	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operating company
Sterling	—	15.3	(0.9)	(11.9)	7.0	9.7	(3.0)	16.2
US dollars	3.4	—	—	—	—	—	1.6	5.0
Japanese yen	—	(1.7)	—	—	—	—	—	(1.7)
Euro	(0.4)	3.7	—	—	0.1	0.3	0.1	3.8
Norwegian kroner	3.0	(5.5)	2.7	4.5	—	(0.1)	0.4	5.0
Swedish kronor	4.0	(11.6)	3.9	3.3	(0.3)	—	(1.8)	(2.5)
Other currencies	—	(3.2)	—	—	4.0	—	—	0.8

	10.0	(3.0)	5.7	(4.1)	10.8	9.9	(2.7)	26.6

(e)  Fair values and disclosures

The estimated book values and fair values of the group’s financial instruments at 31 December are set out below:

Primary financial instruments held or issued to finance the group’s operations

	31 Dec 2002		31 Dec 2001

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Cash at bank(1)	32.7	32.7	56.9	56.9
Short term deposits(1)	22.1	22.1	96.5	96.5
Interest bearing investments(1)	—	—	2.9	2.9
Equity investments(2)	8.1	6.2	12.8	11.4
Other financial assets(3)	5.1	5.1	6.4	6.6
Bank loans and overdrafts(1)	(84.7)	(84.7)	(23.5)	(23.5)
Non-equity minority interest(4)	—	—	(42.6)	(42.6)
Finance lease obligations(1)	(2.8)	(2.8)	(3.0)	(3.0)
Other financial liabilities(5)	(10.2)	(10.2)	(4.4)	(4.4)
Unsecured loan notes(6)	(123.4)	(140.0)	(152.3)	(171.0)

(1)	The fair values of cash, short term deposits, interest bearing investments (excluding subordinated loan notes) and overdrafts approximate to carrying values due to the short maturity period of these financial assets. The difference between carrying value and fair value is also considered to be immaterial for floating rate bank loans and finance lease obligations. Interest bearing investments included subordinated loan notes that were valued by discounting the associated future cash flows to 31 December 2001. The difference between carrying value and fair value was considered immaterial.

(2)	Equity investments represent equity holdings in trade investments. The fair value of listed investments is equal to the year end market price.

(3)	Other financial assets include investments in unit trusts and capital funds that are valued at market value.

(4)	The non-equity minority interest represents 45% of the 8% non-equity redeemable cumulative preference shares of Amersham Biosciences, which was extinguished in 2002 on the purchase of the 45% minority in Amersham Biosciences.

(5)	Other financial liabilities largely comprise discounted deferred consideration on acquisitions, for which book value is not materially different to fair value.

(6)	The book value of the unsecured loan notes includes a fair value adjustment of £3.5m (2001 — £5.4m), that arose as a result of the acquisition of the notes at the time of the merger with Nycomed. The fair value quoted at 31 December is based on the present value of future cash flows of the notes.

20 Derivatives and other financial instruments continued

Derivative financial instruments held to manage interest rate and currency exposures(7)

	Assets		Liabilities		Assets		Liabilities
	31 Dec 2002		31 Dec 2002		31 Dec 2001		31 Dec 2001

	Notional	Fair	Notional	Fair	Notional	Fair	Notional	Fair
	principal	value	principal	value	principal	value	principal	value
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate swaps	31.1	—	(31.1)	3.2	51.7	3.2	(34.5)	(1.3)
Forward foreign exchange contracts	923.4	26.5	(890.6)	3.1	900.6	17.7	(873.1)	(8.1)

Total for financial assets	954.5	26.5			952.3	20.9

Total for financial liabilities			(921.7)	6.3			(907.6)	(9.4)

(7)	Interest rate swaps and forward foreign exchange contracts are stated at current market values.

(f)  Hedges

As explained in the Financial review on page 33, the group’s policy is to hedge exposures to interest rate risk and currency exposures using a variety of derivative financial instruments. Gains and losses on these instruments are not recognised until the exposure that is being hedged is itself recognised.

Gains or losses on the fair value of financial instruments are classified as unrecognised where they have not yet been recorded in the financial statements. Where gains or losses have crystallised, but are carried forward in the balance sheet pending their recognition in the profit and loss account in a future period, they are treated as deferred.

The following table analyses the movement in unrecognised and deferred gains or losses on hedge instruments during the year to 31 December 2002.

	31 Dec 2002

	Unrecognised			Deferred

			Net			Net
			gains/			gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	£m	£m	£m	£m	£m	£m

Unrecognised gains/(losses) on hedges At 1 January 2002	13.8	(8.3)	5.5	21.9	(10.8)	11.1
Gains/(losses) arising in previous years that were recognised in 2002	(12.0)	8.3	(3.7)	(12.7)	6.0	(6.7)

Gains/(losses) arising before 1 January 2003 that were not recognised in 2002	1.8	—	1.8	9.2	(4.8)	4.4
Gains/(losses) arising in 2002 that were not recognised in 2002	17.5	(1.0)	16.5	14.2	1.0	15.2

Unrecognised gains/(losses) on hedges at 31 December 2002	19.3	(1.0)	18.3	23.4	(3.8)	19.6

Of which
Gains/(losses) expected to be recognised in 2003	17.9	(1.0)	16.9	15.5	(3.8)	11.7
Gains/(losses) expected to be recognised in 2004 or later	1.4	—	1.4	7.9	—	7.9

As at 31 December 2002 the company has outstanding foreign exchange contracts with commercial banks, as set out in the following table:

	31 Dec 2002			31 Dec 2001

	Principal	Principal		Principal	Principal
	receivable	payable	Total	receivable	payable	Total
	£m	£m	£m	£m	£m	£m

Held to manage assets and liabilities	525.4	(507.9)	17.5	425.8	(416.9)	8.9
Held to manage transaction exposures	398.0	(382.7)	15.3	474.8	(456.2)	18.6

	923.4	(890.6)	32.8	900.6	(873.1)	27.5

Notes to the financial statements
continued

20 Derivatives and other financial instruments continued

The contracts held to manage assets and liabilities at 31 December 2002, can be analysed as follows:

	31 Dec 2002			31 Dec 2001

	Principal	Principal		Principal	Principal
	receivable	payable	Total	receivable	payable	Total
	£m	£m	£m	£m	£m	£m

US dollars	43.5	(250.1)	(206.6)	41.5	(197.8)	(156.3)
Japanese yen	2.9	(79.2)	(76.3)	5.2	(99.9)	(94.7)
Sterling	58.2	(110.1)	(51.9)	52.3	(35.7)	16.6
Euros	36.0	(15.1)	20.9	99.7	(44.4)	55.3
Norwegian kroner	372.6	(11.9)	360.7	154.3	(15.3)	139.0
Other currencies	12.2	(41.5)	(29.3)	72.1	(23.8)	48.3

	525.4	(507.9)	17.5	425.1	(416.9)	8.2

21 Financial commitments

The group has commitments to make research and development milestone payments and payments under licence agreements to third parties subject to achievement of agreed stages of product development. At 31 December 2002 the maximum amounts payable under these agreements was £10.2m (2001 — £24.2m).

22 Provisions for liabilities and charges

			Pensions
	Deferred	Decommissioning	and similar	Disposal	Other
	tax	and effluent costs	obligations	costs	provisions	Total
	£m	£m	£m	£m	£m	£m

Group
At 1 January 2002 as previously stated	21.1	63.2	88.2	19.7	27.8	220.0
Prior year adjustment	20.8	—	—	—	—	20.8

At 1 January 2002 as restated	41.9	63.2	88.2	19.7	27.8	240.8
Foreign currency translation	(0.5)	1.1	0.2	(1.0)	0.2	—
Transfer of deferred tax assets	2.9	—	—	—	—	2.9
Transfer to current tax creditor	(2.1)	—	—	—	—	(2.1)
Adjustment relating to fair value	—	—	(0.3)	—	—	(0.3)
Charge to profit and loss	23.1	5.1	14.7	0.2	2.3	45.4
Charge to statement of total recognised gains and losses	5.4	—	—	—	—	5.4
Utilised during the year	—	(3.9)	(11.3)	(9.3)	(4.9)	(29.4)
Exceptional item	(9.2)	—	—	—	—	(9.2)

At 31 December 2002	61.5	65.5	91.5	9.6	25.4	253.5

Company
At 1 January 2002	—	51.9	8.6	6.7	—	67.2
Charged to profit and loss	7.5	2.0	0.3	2.9	—	12.7
Utilised during the year	—	(1.1)	(1.0)	(4.4)	—	(6.5)

At 31 December 2002	7.5	52.8	7.9	5.2	—	73.4

A further analysis of the deferred taxation provision is given in note 23. The prior year adjustment relates to the introduction of FRS19, ‘Deferred Taxation’, as explained in note 36.

Provisions for decommissioning and effluent costs relate to the costs, determined on a going concern basis, associated with decommissioning radioactive facilities and with the eventual disposal of the group’s intermediate level waste which arises from operations. Decommissioning costs will be incurred after the facilities are withdrawn from use in radioactive operations and extend out to 2036. Total decommissioning and effluent costs to be incurred in the next 10 years amount to approximately £37.4m. The provisions are based on the latest technical assessment of the process and methods likely to be used, and are stated at current prices and discounted using a real discount rate of 4%.

The provisions for pensions and similar obligations primarily relate to pension schemes, details of which are given in note 29.

The £9.6m provision for disposal costs related to sale of businesses comprises £0.8m for the disposal of the Tomojet business in 2002, £0.8m for the closure of the disease profiling project in 2001, £7.3m for the disposal of Nycomed Pharma in 2001, £0.3m for the sale of Puerto Rico Plant in 1998 and £0.4m for the sale of Puridec arising in 1996. These provisions are for legal or constructive obligations arising from the sale of businesses and are expected to be incurred within the next five years.

Other provisions are principally insurance claims, warranties and costs associated with the rationalisation of radiopharmaceutical production within Amersham Health. The provision at 31 December 2002 of £25.4m (2001 — £27.8m) is made up of £8.0m (2001 — £5.5m) relating to insurance reserves, £2.4m (2001 — £3.0m) relating to warranties, £3.8m (2001 — £4.5m) relating to radiopharmaceutical rationalisation costs and £11.2m (2001 — £14.8m) of legal and other provisions.

23 Deferred taxation

		31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
		Group	Group	Company	Company
			Restated
	Note	£m	£m	£m	£m

Provision for deferred tax comprises:
Accelerated capital allowances		22.4	10.7	7.0	—
Tax deductible goodwill		26.2	25.2	—	—
Capital gains held over		6.6	2.2	4.3	—
Unrealised stock profit		(22.2)	(18.1)	—	—
Other short term timing differences		(4.4)	(8.1)	(3.8)	—

		28.6	11.9	7.5	—
Transfer to deferred taxation assets	16	32.9	30.0	—	—

	22	61.5	41.9	7.5	—

The group has a potential deferred tax asset of £28.8m in the US Biosciences business of which £9.2m has been recognised, as anexceptional item, based on future financial projections which forecast future taxable profits in excess of those arising from the reversal of deferred tax liabilities. The remaining £19.6m is not recognised as there is insufficient evidence, at this time, that the asset will be recoverable in the foreseeable future.

In addition, the group has further unrecognised deferred tax assets of £13.5m arising in other territories. These relate primarily to tax losses in those territories. There is insufficient evidence, at this time, that these assets will be recoverable. The unrecognised assets will be recoverable when sufficient evidence becomes available to support that recoverability.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

24 Acquisitions

During the year the group made acquisitions with a total consideration of £767.9m, of which £708.6m related to the purchase of the 45% minority interest in Amersham Biosciences from Pharmacia Corp.

(a)  Purchase of 45% minority interest holding in Amersham Biosciences

On 21 March 2002 the group completed the purchase of the 45% minority interest holding in Amersham Biosciences that it did not already own.

The purchase consideration was £704.1m of cash, plus costs associated with the purchase of £4.5m. The purchase was financed by a placing of 57.5m new ordinary shares on 18 March 2002, which generated £397.0m after costs of issue, together with the use of existing cash resources and drawings under the group’s committed bank facilities.

The transaction was accounted for using acquisition accounting.

Goodwill of £692.3m arose on the transaction, and will be amortised over 20 years from the date of the purchase. The 20 year useful life reflects the continuing investment in the development of the business.

The values ascribed to the net assets acquired in Amersham Biosciences, and details of the fair value adjustments, which are provisional, are set out below:

	Book value			Fair value
	at 21 Mar			at 21 Mar
	2002	Revaluation	Other	2002
	£m	£m	£m	£m

Tangible fixed assets (including investments)	205.0	27.2	—	232.2
Intangible fixed assets	146.9	—	(142.0)	4.9

	351.9	27.2	(142.0)	237.1

Current assets (including intra-group deposits of £60m)	353.4	—	—	353.4
Current liabilities (including intra-group loans of £339m)	(482.1)	—	—	(482.1)
Net current liabilities	(128.7)	—	—	(128.7)
Total assets less current liabilities	223.2	27.2	(142.0)	108.4
Non-current liabilities	(25.2)	—	—	(25.2)
Provisions for liabilities and charges	(47.6)	0.6	—	(47.0)

	150.4	27.8	(142.0)	36.2

Net assets acquired (45%)				16.3
Cost of acquisition — cash consideration				704.1
Acquisition expenses — professional fees and tax costs				4.5

Goodwill arising on acquisition				692.3

Notes to the financial statements
continued

24 Acquisitions continued

The other adjustment relates to goodwill in the Amersham Biosciences balance sheet eliminated on the purchase of the minority interest. No accounting policy alignment adjustments are required as Amersham Biosciences’ accounting policies are consistent with those of the Amersham group. Tangible fixed assets have been revalued to their fair value and listed investments have been written down to their market value. Adjustments within provisions for liabilities and charges relate to the funded status of pensions, primarily unrecognised actuarial gains. A 45% share of the revaluation and other adjustment has been recognised in the group accounts.

As the purchase of Amersham Biosciences is an increase in stake, the profits and cash flows of Amersham Biosciences are already contained within the consolidated profit and loss account and cash flow statement of the Amersham group for the current and prior year.

The minority interest for the period to 21 March 2002 was £0.8m credit, represented by a £0.6m charge for non-equity minority interests and £1.4m credit for equity minority interests.

The purchase of the 45% minority interest was partly achieved by the group acquiring a 100% interest in Pharmacia Biosystems AB, (now known as Amersham Biosystems AB), a former trading company in the Pharmacia Corporation group. At the date of the purchase this company had no assets or liabilities, apart from the investment in Amersham Biosciences. Full warranties and indemnities were received from Pharmacia Corporation in respect of this company.

(b) Other acquisitions

On 31 January 2002, the group acquired 100% of the issued share capital of two filtration companies, AG Technology Corp and InnovaSep Technology Corp. The fair value of the total consideration is £38.1m, of which £11.8m is deferred consideration and £6.7m is the group’s best estimate of deferred contingent consideration. The deferred contingent consideration is dependent on the acquired companies reaching technological milestones and on performance conditions. The ultimate amount of deferred and contingent consideration payable is expected to be in the range of $15-33m. Goodwill arising of £36.9m is being amortised over 10 years.

On 29 April 2002, the group acquired 100% of the issued share capital of Synthia Lab Systems (Sweden) AB. Goodwill arising of £0.5m is being amortised over seven years.

On 10 May 2002, the group acquired a further 16% holding in Cimarron Software Inc, taking the group’s total holding at acquisition to 35%. Cimarron Software Inc is being consolidated as a subsidiary undertaking as the group controls the company through a shareholders’ agreement. Goodwill arising of £6.3m is being amortised over seven years.

Since 10 May 2002, the group has subscribed for additional allotted share capital in Cimarron Software Inc, taking its holding at the year end to 44%. Goodwill recognised on the post-acquisition allotments of share capital amounts to £1.7m. The group has obligations to subscribe for a further 7% of share capital over the next three years, and has options to acquire the remaining 49% of the company for a maximum consideration of $33m, the total consideration payable being contingent on performance conditions.

On 11 July 2002, the group acquired the net assets of Motorola’s CodeLink pre-arrayed slide business. Goodwill arising of £6.8m is being amortised over 10 years.

All transactions were accounted for using acquisition accounting. The group’s estimated useful life for these acquisitions reflects the period over which the group expects to receive benefit based on acquired patents and technology.

Set out below is a summary of the net assets acquired and provisional fair value adjustments:

	Book value	Revaluation	Fair value
	£m	£m	£m

Fixed assets	6.2	3.9	10.1
Net current assets	1.8	(2.8)	(1.0)

Net assets	8.0	1.1	9.1

Net assets acquired			8.8
Cost of acquisition:
Cash consideration			38.2
Deferred consideration			18.5
Existing trade investment			2.6

			59.3

Goodwill arising on acquisition			50.5

Adjustments to fixed assets relate to recognition of intangible assets relating to patented technology acquired and the adjustment to net current assets relates to the recognition of liabilities assumed on acquisition. No accounting policy alignment adjustments have been recorded as the acquired entities accounting policies are consistent with those of the Amersham group.

24 Acquisitions continued

As discussed above, goodwill of £1.7m arose on the acquisition of additional holdings in Cimarron Software Inc. Total goodwill arising on other acquisitions during the year was £52.2m.

Included within cash paid for acquisitions during the year of £40.6m in the group cash flow statement is £2.4m for milestone payments relating to prior year acquisitions.

25 Called up share capital

	Ordinary 5p shares

	31 Dec 2002	31 Dec 2001
	m	m

Authorised:
Value	£45.0	£45.0
Number	900.0	900.0

Issued, called up and fully paid:
Value	£35.1	£32.1
Number	701.8	641.7

During the year a total of 60,101,551 ordinary shares of 5p each (nominal value £3m) were issued for an aggregate net cash consideration of £407.7m.

Of these, 57,500,000 shares were issued on 18 March 2002, in connection with the placing of shares on 12 March 2002, to finance the purchase of the outstanding shares in Amersham Biosciences Limited for cash consideration of £397.0m, net of issue costs of £5.5m.

The shares were issued at a price of £7.00 per share, and the market price on the 12 March 2002 was £7.365 per share. The 57,500,000 shares were allotted, as follows:

–	50,000,000 placing shares to persons nominated by Morgan Stanley Securities Limited and Hoare Govett Limited;

–	7,500,000 shares issued to Morgan Stanley Securities Limited, pursuant to the exercise of an over-allotment option.

The 50,000,000 placing shares were ultimately allotted to institutional investors.

A further 438,890 shares were issued to the Qualifying Employee Share Ownership Trust (QUEST) for an aggregate net cash consideration of £2.5m. The remaining 2,162,661 ordinary shares of 5p each were issued in connection with employee share option schemes for an aggregate net cash consideration of £8.2m.

Share option schemes

The following options remained exercisable at the year end.

Save As You Earn Scheme

		Ordinary	Ordinary
		5p shares	5p shares
Option price	Options exercisable	31 Dec 2002	31 Dec 2001

£1.38	February 2000 or February 2002	—	170,812
£1.39	September 2000 or September 2002	3,304	204,865
£1.54	September 2001 or September 2003	215,058	262,363
£2.46	September 2002 or September 2004	185,302	1,137,938
£3.00	December 2003 or December 2005	1,463,643	1,551,095
£3.30	December 2004 or December 2006	855,627	898,809
£4.96	December 2005 or December 2007	910,294	975,260
£4.80	December 2004, December 2006 or December 2008	770,955	808,109
£4.49	December 2005, December 2007 or December 2009	1,077,315	—

Notes to the financial statements
continued

25 Called up share capital continued

Executive Share Option Scheme

		Ordinary	Ordinary
		5p shares	5p shares
Option price	Options exercisable	31 Dec 2002	31 Dec 2001

£1.13	November 1995 to November 2002	—	18,250
£1.49	June 1996 to June 2003	20,731	20,731
£1.83	November 1996 to November 2003	3,979	15,663
£1.87	July 1997 to July 2004	29,261	29,261
£1.72	November 1997 to November 2004	17,061	91,250
£1.74	June 1998 to June 2005	59,741	59,741
£1.69	November 1998 to November 2005	77,157	103,692
£1.89	July 1999 to July 2006	68,809	68,809
£3.42	July 2000 to July 2007	163,374	305,493
£3.92	December 2000 to November 2007	130,112	130,112
£3.80	May 2001 to April 2008	529,569	793,940
£3.56	September 2001 to September 2008	241,519	571,685
£4.38	May 2002 to May 2009	1,252,833	1,615,781
£4.66	June 2002 to June 2009	—	63,523
£3.74	August 2002 to August 2009	696,789	913,689
£4.11	September 2002 to September 2009	291,970	291,970
£4.12	September 2002 to September 2009	55,750	71,750
£5.20	March 2003 to February 2010	1,902,573	2,045,799
£6.19	April 2003 to April 2010	13,942	13,942
£6.23	August 2003 to August 2010	453,153	453,153
£6.22	September 2003 to September 2010	128,618	128,618

Nycomed Share Option Plan

$4.02	July 1997 to April 2002	—	83,910

Options awarded under the Nycomed Amersham Share Option Plan are denominated in US dollars.

Amersham US Stock Option Plan 2001

£6.19	March 2001 to March 2010	1,908,914	2,334,832
£6.19	June 2001 to June 2010	5,500	6,500
£6.23	August 2001 to August 2010	50,193	53,056
£6.31	October 2001 to October 2010	1,500	1,500
£5.45	December 2001 to December 2010	5,000	9,000

Amersham US Stock Option Plan options are subject to phased vesting of 25% per year from date of grant.

2001 Plan

£5.60	May 2002 to May 2011	5,968,731	6,324,060
£5.61	May 2002 to May 2011	10,076	10,076
£5.57	June 2002 to June 2011	102,336	102,336
£6.09	August 2002 to August 2011	287,460	287,460
£6.06	September 2002 to September 2011	20,272	20,272
£5.95	September 2002 to September 2011	9,988	9,988
£7.15	March 2003 to March 2012	7,159,214	—
£7.28	March 2003 to March 2012	38,864	—
£7.63	April 2003 to April 2012	13,376	—
£5.58	August 2003 to August 2012	864,500	—
£5.68	September 2003 to September 2012	23,768	—
£5.82	December 2003 to December 2012	309,280	—

2001 Plan options are subject to 25% vesting from date of grant, except Directors’ options which usually vest three years after date of grant. The exercise of options granted to Executive Directors is subject to performance conditions.

Options for All

£6.35	October 2004 to October 2007	8,581,352	9,150,000

26 Share premium account and reserves

	Share	Profit
	premium	and loss	Merger	Other	Revaluation
	account	account	reserve	reserves	reserve
	£m	£m	£m	£m	£m

Group
At 1 January 2002 as previously stated	64.3	401.5	73.0	21.0	—
Prior year adjustment	—	4.4	—	—	—

At 1 January 2002 as restated	64.3	405.9	73.0	21.0	—
Foreign currency translation	—	47.8	—	—	—
Issue costs	(5.5)	—	—	—	—
Shares issued in the year	410.2	—	—	—	—
Loss relating to Qualifying Employee Share Ownership Trust (QUEST)	—	(1.2)	—	—	—
Retained profit for the year	—	121.4	—	—	—

At 31 December 2002	469.0	573.9	73.0	21.0	—

Company
At 1 January 2002 as previously stated	64.3	59.8	—	—	13.5
Issue costs	(5.5)	—	—	—	—
Shares issued in the year	410.2	—	—	—	—
Loss relating to Qualifying Employee Share Ownership Trust (QUEST)	—	(1.2)	—	—	—
Revaluation of fixed asset investment	—	—	—	—	3.6
Retained profit for the year	—	15.5	—	—	—

At 31 December 2002	469.0	74.1	—	—	17.1

The amounts included in other reserves relate to foreign subsidiary undertakings and represent amounts which cannot be distributed under local company law, plus negative goodwill arising on the acquisition of Pharmacia Biotech.

The cumulative value of goodwill written off amounts to £1,439.9m (2001 — £1,439.9m).

The company’s profit attributable to shareholders is £72.8m (2001 — £66.0m).

In accordance with the group’s accounting policy, an exchange gain of £46.4m (2001 — £6.4m) on the foreign currency loans hedging group investments has been matched with the exchange loss on those investments in reserves. A related tax charge of £5.4m (2001 — £0.3m credit) has also been offset in reserves.

27 Capital commitments

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
	£m	£m	£m	£m

Expenditure contracted	41.3	22.7	13.2	10.3

28 Operating and finance lease commitments

Payments which the group and the company are committed to make during the following year against operating leases are as follows:

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
Operating leases	£m	£m	£m	£m

Land and buildings:
Expiring within one year	1.3	1.9	0.3	—
Expiring between two and five years inclusive	10.3	7.6	1.6	0.8
Expiring after more than five years	3.1	4.3	—	1.3

	14.7	13.8	1.9	2.1

Other leases:
Expiring within one year	1.4	1.8	0.7	0.5
Expiring between two and five years inclusive	12.9	13.8	2.4	3.6
Expiring after more than five years	0.3	—	—	—

	14.6	15.6	3.1	4.1

Notes to the financial statements
continued

28 Operating and finance lease commitments continued

The finance lease obligations to which the group and the company are committed are as follows:

	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Group	Group	Company	Company
Finance lease commitments	£m	£m	£m	£m

Payable within one year	0.5	0.4	—	—
Payable between two and five years	1.4	1.5	—	—
Payable after five years	1.9	2.1	—	—

	3.8	4.0	—	—
Less finance charges allocated to future periods	(1.0)	(1.0)	—	—

	2.8	3.0	—	—

29 Pensions

UK schemes

The company participates in a variety of pension arrangements on behalf of its UK employees. The principal scheme is the Amersham Pension Scheme, which is a defined benefit arrangement, the assets of which are held in a separate trustee administered fund.

An actuarial valuation of this scheme as at 31 March 2000 was made by Watson Wyatt, an independent firm of actuaries, using the projected unit method. The main assumptions adopted in that valuation for the purposes of the UK Statement of Standard Accounting Practice SSAP 24,‘Accounting for Pension Costs’, were that over the long term the rate of return on investments would be 6.9% pa, the increase in pensionable pay 5% pa and pensions in payment 3% pa. On the basis of these assumptions the market value of the scheme’s assets as at 31 March 2000 represented 112% of the value of the benefits to members at that date including allowance for future salary and pension increases. The market value of the scheme’s assets on 31 March 2000 was £209m.

The pension cost in the company’s financial statements and the associated amounts of prepayment are set out below:

	31 Dec 2002	31 Dec 2001
	£m	£m

Prepayment at start of year	8.7	6.8
Regular cost	(10.3)	(9.0)
Variation from regular cost	1.6	1.6
Contributions paid	10.7	9.3

Prepayment at end of year	10.7	8.7

Overseas schemes

The group operates a number of pension schemes overseas, which have been developed in line with, and are funded under, local practices. The principal overseas schemes are in the US, Norway and Sweden and are mainly of the defined benefit type funded via separately administered trusts or guaranteed by insurance policies. The scheme in Sweden is an unfunded arrangement and there is an unfunded arrangement in Norway in addition to the funded scheme. These are provided for in the group financial statements and secured on the ongoing business.

Watson Wyatt have prepared pension costs using actuarial valuations carried out in accordance with local requirements, for the purposes of group reporting under SSAP 24,‘Accounting for Pension Costs’. A surplus or deficit is amortised over the average remaining service lives of the relevant employees using the straight-line method. The review was made as at 1 January 2002, using the projected unit method and using the following principal assumptions.

	US	Norway	Sweden
	%	%	%

Return on investment	7.5	6.5	7.0
Increase in pensionable salary	4.5	3.5	4.0
Increase in pensions in payment	—	2.0	2.5

The pension cost in the group’s financial statements and associated amounts of provision are set out below, in aggregate, for these principal overseas funded and unfunded schemes.

29 Pensions continued

	31 Dec 2002		31 Dec 2001

	Funded	Unfunded	Funded	Unfunded
	schemes	schemes	schemes	schemes
	£m	£m	£m	£m

Provision at start of year	18.6	43.2	18.8	41.5
Foreign currency translation	(1.6)	2.3	0.5	(1.6)
Pension cost	7.2	4.6	5.3	4.0
Contributions/pensions paid	(8.2)	(1.3)	(6.0)	(0.7)

Provision at end of year	16.0	48.8	18.6	43.2

On the basis of the above assumptions the actuarial value of the scheme assets for the principal overseas funded schemes was £76.0m (2001 — £76.5m) and represents 80% (2001 — 87%) of the actuarial value of benefits to members as at 1 January 2002, including allowance for future salary and pension increases.

In addition to the schemes included in the above analysis the group also operates defined benefit schemes in other territories, principally Japan and Germany.

FRS 17

In November 2000, the Accounting Standards Board published FRS 17 ‘Retirement Benefits’ to replace the existing standard SSAP 24 ‘Accounting for Pension costs’. Although the new standard does not become mandatory until accounting periods beginning on or after 1 January 2005, it sets down transitional arrangements which require footnote disclosures in the interim period up to full adoption.

The most recent actuarial valuations have been updated by Watson Wyatt to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 31 December 2002. For the principal overseas schemes this latest valuation was at 31 December 2001 including both the US and Norway and at 31 December 1999 for Sweden. Scheme assets are stated at their market value at 31 December 2002.

The future agreed contribution rate for the UK scheme is currently 15.2%. This is subject to review during 2003. For the overseas schemes the contribution rate will be assessed on year on year basis. All of the group pension schemes are open as at 31 December 2002.

Main assumptions for FRS 17 purposes

	UK	US	Norway	Other
31 December 2002	% pa	% pa	% pa	% pa

Rate of increase in salaries	4.25	4.25	3.50	3.75
Rate of increase in pensions in payment	2.25	0.00	2.00	2.00
Discount rate	5.50	6.75	6.50	5.50
Inflation	2.25	3.00	2.50	2.50

	UK	US	Norway	Other
31 December 2001	% pa	% pa	% pa	% pa

Rate of increase in salaries	4.25	4.25	3.50	3.25
Rate of increase in pensions in payment	2.25	0.00	2.00	2.25
Discount rate	5.75	7.25	7.00	5.00
Inflation	2.25	3.00	2.50	2.50

The market value of assets in the schemes at 31 December 2002 and the long term expected rates of return at that date were:

31 December 2002	Equities	Bonds	Other	Total

Long term rate of return expected at 31 December 2002 (% pa)
UK	8.50	5.00	6.00	—
US	8.75	6.25	4.50	—
Norway	8.75	6.00	5.00	—
Other	5.50	2.50	2.00	—
Value at 31 December 2002 (£m)
UK	127.3	34.5	8.4	170.2
US	29.4	16.4	0.7	46.5
Norway	2.9	16.7	9.0	28.6
Other	4.9	3.4	0.7	9.0

Total	164.5	71.0	18.8	254.3

Notes to the financial statements
continued

29 Pensions continued

The market value of assets in the schemes at 31 December 2001 and the long term expected rates of return at that date were:

31 December 2001	Equities	Bonds	Other	Total

Long term rate of return expected at 31 December 2001 (% pa)
UK	8.00	5.50	5.00	—
US	8.75	7.00	4.50	—
Norway	8.25	6.75	6.00	—
Other	6.25	3.00	2.00	—
Value at 31 December 2001 (£m)
UK	136.5	26.7	27.4	190.6
US	32.0	21.7	0.7	54.4
Norway	4.8	15.2	2.7	22.7
Other	4.4	3.2	0.7	8.3

Total	177.7	66.8	31.5	276.0

The following amounts at 31 December 2002 were measured in accordance with the requirements of FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Total market value of assets	170.2	46.5	28.6	9.0	254.3
Present value of scheme liabilities	(268.3)	(102.2)	(33.8)	(58.3)	(462.6)

Deficit in the scheme	(98.1)	(55.7)	(5.2)	(49.3)	(208.3)
Related deferred tax asset	7.5	22.3	1.4	15.4	46.6

Net pension liabilities	(90.6)	(33.4)	(3.8)	(33.9)	(161.7)

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Total market value of assets	190.6	54.4	22.7	8.3	276.0
Present value of scheme liabilities	(212.4)	(92.2)	(26.3)	(48.7)	(379.6)

Deficit in the scheme	(21.8)	(37.8)	(3.6)	(40.4)	(103.6)
Related deferred tax asset	—	15.1	1.0	12.5	28.6

Net pension liabilities	(21.8)	(22.7)	(2.6)	(27.9)	(75.0)

If the above amounts had been recognised in the financial statements, the group’s net assets and reserves at 31 December 2002 would be as follows:

	31 Dec 2002	31 Dec 2001
		Restated
	£m	£m

Net assets
Net assets	1,176.9	658.9
Add back SSAP 24 net pension liability and prepayments	80.8	79.5
Less effect of NMP joint venture scheme	(0.2)	(0.1)
Less FRS 17 net pension liability, including NMP	(208.3)	(103.6)
Net effect on related deferred tax asset	19.6	2.2
Impact on minority interest	—	(0.2)

Net assets including FRS 17 pension liability	1,068.8	636.7

Reserves
Reserves	1,136.9	564.2
Add back SSAP 24 net pension liability and prepayments	80.8	79.5
Less effect of NMP joint venture scheme	(0.2)	(0.1)
Less FRS 17 net pension liability, including NMP	(208.3)	(103.6)
Net effect on related deferred tax asset	19.6	2.2
Impact on minority interest	—	(0.2)

Reserves including FRS 17 pension liability	1,028.8	542.0

29 Pensions continued

The amounts charged to operating profit under FRS 17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Current service cost	10.7	4.8	1.6	2.9	20.0
Past service cost	—	0.3	—	—	0.3

Total operating charge	10.7	5.1	1.6	2.9	20.3

The amounts charged to financing under FRS17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Expected return on pension scheme assets	(14.1)	(4.3)	(1.8)	(0.4)	(20.6)
Interest on pension scheme liabilities	12.1	6.3	2.0	2.8	23.2

Total financing charge/(income)	(2.0)	2.0	0.2	2.4	2.6

The total pension charge for the group, including NMP, is £23.8m. Excluding items outside the scope of SSAP 24 of £0.6m, the charge for the year is £23.1m. The effect on the charge of adopting FRS 17 would therefore be a decrease of £0.2m.

Analysis of the amount that would have been included within the statement of total recognised gains and losses under FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Actual return less expected return on pension scheme assets	(44.8)	(10.1)	(1.4)	(1.4)	(57.7)
Experience gains/(losses) arising on the scheme liabilities	4.2	(2.7)	2.3	1.3	5.1
Changes in assumptions underlying the present value of scheme liabilities(1)	(37.7)	(8.8)	(2.9)	(3.1)	(52.5)

Actuarial loss recognised in group statement of total recognised gains and losses	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)

(1)	Includes the impact of adopting Urgent Issues Task Force (UITF) No 35 ‘Death-in-service and incapacity benefits’.

The analysis of experience gains and losses, recognised in the statement of total recognised gains and losses, is as follows:

	UK	US	Norway	Other	Total

Actual return less expected return on pension scheme assets (£m)	(44.8)	(10.1)	(1.4)	(1.4)	(57.7)
Percentage of scheme assets at end of year (%)	26	22	5	16	23
Experience gains/(losses) arising on the scheme liabilities (£m)	4.2	(2.7)	2.3	1.3	5.1
Percentage of scheme liabilities at end of year (%)	2	(3)	7	2	1
Total actuarial loss recognised in statement of total recognised gains and losses (£m)	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)
Percentage of scheme liabilities at end of year (%)	29	21	6	5	23

The movement in the deficit during the year under FRS 17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m

Deficit in the scheme at the beginning of the year	(21.8)	(37.8)	(3.6)	(40.4)	(103.6)
Movement in the year:
Foreign currency translation	—	5.2	(0.8)	(2.9)	1.5
Current service cost	(10.7)	(4.8)	(1.6)	(2.9)	(20.0)
Past service costs	—	(0.3)	—	—	(0.3)
Contributions	10.7	5.6	3.0	2.5	21.8
Other finance income/(charge)	2.0	(2.0)	(0.2)	(2.4)	(2.6)
Actuarial loss	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)

Deficit in the scheme at the end of the year	(98.1)	(55.7)	(5.2)	(49.3)	(208.3)

Opening related deferred tax asset	—	15.1	1.0	12.5	28.6
Movement in the year	7.5	7.2	0.4	2.9	18.0

Closing related deferred tax asset	7.5	22.3	1.4	15.4	46.6

Notes to the financial statements
continued

30 Shares in group undertakings

Information relating to subsidiary, joint venture and associated undertakings is given on those that, in the opinion of the Directors, principally affected the profits or assets of the group.

The primary activity of the majority of the undertakings shown below is the development and manufacture and/or sale of specialised products for research-based biotechnology supply and the diagnosis and treatment of disease. Subsidiary, joint venture, and associated undertakings are listed under the relevant business operation. Where the relevant company serves more than one business it is listed under the dominant business operation.

With the exception of Amersham Buchler GmbH & Co. KG and Amersham Biosciences Limited, the company’s holdings in the following undertakings are represented by ordinary shares. Amersham Buchler GmbH & Co. KG is a partnership in which the group’s interest is in limited liability form. The company holds ordinary and non-voting preference shares in Amersham Biosciences Limited in the proportion stated below.

All of the companies listed below operate principally in their country of incorporation or registration and have coterminous year ends.

		Proportion of nominal
		value of issued shares held

	Country of	By the	By subsidiary
	incorporation	company	undertakings
	or registration	%	%

Holding companies
Amersham Health Norge AS	Norway	—	100
Acam Overseas Holdings Ltd	UK	—	100
Acam Holdings (UK) Ltd	UK	100	—
Amersham Benelux BV	Netherlands	—	100
Amersham Biosystems AB	Sweden	—	100
Amersham Biosciences
Amersham Biosciences Ltd	UK	61	39
Amersham Biosciences Corp	USA	—	100
Amersham Biosciences UK Ltd	UK	—	100
Amersham Biosciences Europe GmbH	Germany	—	100
Amersham Biosciences AB	Sweden	—	100
Amersham Biosciences (SV) Corp	USA	—	100
Amersham Biosciences KK	Japan	—	100
Amersham Biosciences Ltd	Hong Kong	—	100
AG Technology Corp	USA	—	100
InnovaSep Technology Corporation	USA	—	100
Amersham Health
Amersham Buchler GmbH & Co. KG	Germany	—	60
Amersham Health AS	Norway	—	100
Amersham Health	Ireland	—	100
Amersham Health Inc	USA	—	100
Amersham Health Pte Ltd	Singapore	—	100
Nycomed Amersham Sorin Srl	Italy	100	—
Amersham Health Ltd	China	—	80
Amersham Health Holdings Inc	USA	—	100
Joint venture
Amersham Health
Nihon Medi-Physics Company Ltd	Japan	29	21

The investment in Nihon Medi-Physics Company Ltd relates to ordinary shares. The shares carry standard pre-emption rights.

A full list of all group undertakings will be appended to the annual return.

31 Net cash flow from operating activities

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m

Total operating profit before exceptional items	273.2	280.8
Share of operating profit of joint venture and associates	(23.2)	(26.1)
Depreciation and amortisation	116.4	80.0
Loss on sale of tangible fixed assets	1.5	0.3
(Decrease)/increase in provisions	(6.8)	1.3
(Increase) in stocks	(19.9)	(12.1)
Decrease/(increase) in debtors	5.3	(16.8)
(Decrease)/increase in creditors	(1.0)	34.9

Net cash inflow from operating activities before exceptional items	345.5	342.3
Exceptional items	—	12.0

Net cash inflow from operating activities	345.5	354.3

32 Analysis of net debt

	As at		Exchange	As at
	1 Jan 2002	Cash flow	movements	31 Dec 2002
	£m	£m	£m	£m

Cash at bank and in hand	56.9	(30.3)	6.1	32.7
Overdrafts	(11.1)	4.0	(0.1)	(7.2)

	45.8	(26.3)	6.0	25.5
Liquid resources	96.5	(74.5)	0.1	22.1
Loans due within one year	(19.7)	(14.7)	(3.0)	(37.4)
Loans due after more than one year	(148.0)	(133.6)	89.1	(192.5)

Net debt	(25.4)	(249.1)	92.2	(182.3)

33 Reconciliation of net cash flow to movement in net debt

	31 Dec 2002	31 Dec 2001
	£m	£m

(Decrease)/increase in cash in the period	(26.3)	7.8
Cash (inflow)/outflow from liquid resources	(74.5)	91.4
Cash (inflow)/outflow from (increase)/reduction in loans and lease finance	(148.3)	205.3

Change in net debt resulting from cash flows	(249.1)	304.5
Exchange movements	92.2	(6.4)

Movement in net debt in the period	(156.9)	298.1
Net debt at 1 January	(25.4)	(323.5)

Net debt at 31 December	(182.3)	(25.4)

34 Related party disclosures

Apart from the transactions noted below there were no other material items requiring disclosure.

Transactions with Nihon Medi-Physics Company Limited (NMP)

During 2002 the group made sales to NMP of £7.6m (2001 — £6.6m) and purchases of £0.1m (2001 — £0.1m). At the year end the group was owed £1.0m (2001 — £1.3m) in respect of trading balances and the group owed NMP £26.2m (2001 — £nil) relating to a short term loan balance.

Transactions with Reviss Services Limited (RSL)

During 1996 the group disposed of its Puridec business to RSL, then an associated undertaking, for a consideration of £5.9m payable within a seven year period. At 31 December 2002 the group held a 10% trade investment in RSL. During 2002 the group recharged RSL in relation to the provision of payroll and other services £0.8m (2001 — £1.1m) and made purchases of £2.9m (2001 — £4.7m) in respect of normal trading activities. At 31 December 2002 the group owed RSL £0.2m (2001 — £0.1m) and was owed £0.6m (2001 — £1.3m), comprising £0.6m (2001 — £0.6m) in respect of other services and £nil (2001- £0.7m) in relation to the sale of the Puridec business.

Notes to the financial statements
continued

34 Related party disclosures continued

Transactions with Gyros AB

During the year the group made milestone payments of £nil (2001 — £1.0m) to Gyros AB. The group holds a 9.7% interest in Gyros AB. At 31 December 2002 the group owed Gyros AB £nil (2001 — £nil).

Transactions with Cimarron Software Inc

From 1 January 2002 to 10 May 2002 the group held a trade investment in Cimarron Software Inc representing 19% of that company’ s equity. During the period to 10 May 2002 the group paid £0.5m (2001 — £1.1m) to Cimarron Software Inc. in respect of normal trading activities. From 10 May 2002 onwards Cimarron Software Inc has been consolidated as a subsidiary undertaking.

Transactions with Molecular Staging Inc

The group holds a trade investment in Molecular Staging Inc. During 2002, the group made sales of £nil (2001 — £0.2m) to Molecular Staging Inc, and made purchases of £0.8m (2001 — £0.4m), in respect of normal trading activities.

Transactions with MU Bioteknik AB

During the year, the group made royalty payments to MU Bioteknik AB, a company of which Professor Uhlén is the sole Director and shareholder, of SEK 800,000, with an additional SEK 400,000 accrued payments at December 2002. These payments were made in respect of royalty agreements entered into prior to the appointment of Professor Uhlén as a Non-Executive Director.

Loan to Dr A Carr

In 2000, the group provided an interest free, secured loan facility to Dr A Carr, the Chief Executive of Amersham Biosciences, of $300,000 to assist in the purchase of a house following his relocation to the US. The loan was repayable over five years in equal fortnightly instalments or on his ceasing to be employed by the group, if earlier. The balance due on the loan at 31 December 2002 was $231,000 (2001 — $291,000). The maximum balance on this loan in the year was $291,000. The loan has been repaid since the year end.

35 Contingent liabilities

The group is involved in various negotiations or disputes of a nature considered typical for its businesses, including those relating to product liability and infringements and claims of intellectual property rights, validity of patents and taxation. Although there can be no assurance regarding the outcome of any of these negotiations or disputes, the group believes that on the basis of current available information they will not have a material adverse impact on the group’s financial position.

36 Restatement of prior periods

Following the introduction of Financial Reporting Standard 19, ‘Deferred Taxation’ in 2002, the group has changed its accounting policy with respect to deferred taxation. Under the previous policy, provision was made for deferred taxation, using the liability method, on all material timing differences to the extent that it was probable that an asset or liability would crystallise. Under the revised accounting policy, liabilities will be recognised for most types of timing differences regardless of whether they are anticipated to reverse in the foreseeable future. Deferred taxation assets will be recognised to the extent that it is more likely than not that they will reverse.

The adjustments required to shareholders’ funds are set out below:

	12 months	12 months
	to 31 Dec	to 31 Dec
	2001	2001
	£m	£m

Adjustment to opening shareholders’ funds	8.5	—
Effect of adoption of FRS19 at 1 January 2001	—	12.3
Reverse deferred tax provision under SSAP 15	4.5	—
Deferred tax provision under FRS 19	(9.0)	—
Attributable to minority interest — FRS 19	0.4	(3.8)

Adjustment to closing shareholders’ funds	4.4	8.5

In the year ended 31 December 2001, deferred tax charged under FRS 19 amounted to £9.0m; this would have been £4.5m under SSAP 15. For the year ended 31 December 2002, deferred tax charged under FRS 19 amounted to £23.1m; this would have been £18.9m under SSAP 15.

37 Post balance sheet events

On 26 February 2003 the group announced a restructuring of its discovery systems business area. The restructuring programme, which will deliver a more efficient manufacturing cost base and focus research and development on fewer sites, will result in the loss of approximately 400 jobs. The group will incur one off costs in the range of £45-50m, which is expected to result in savings running at the rate of £30-35m per annum by the end of 2004.

Directors’ responsibilities for financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group at the end of the year and of the profit or loss for the year. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently

•	make judgements and estimates that are reasonable and prudent

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business.

The Directors confirm that the financial statements comply with the above requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. The Directors also have responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

A copy of the financial statements of the company and the group is placed on the website of Amersham plc. The Directors are responsible for the maintenance and integrity of the company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the financial statements since they were initially presented on the website.

On behalf of the Board
G F B Kerr
Finance Director
26 February 2003

Report of the auditors to the members of Amersham plc

Independent auditors’ report to the members of Amersham plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention (as modified for the company’s financial statements by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ remuneration report (‘the auditable part’).

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the Annual Report, the Directors’ remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors’ responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statement s and the auditable part of the Directors’ remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman’s statement, Chief Executive’s review, Financial review, Report of the Directors, Corporate governance statement, and the unaudited part of the Directors’ remuneration report.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. Informing our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2002 and of the profit and cash flows of the group for the year then ended;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985; and

•	those parts of the Directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
26 February 2003

Supplemental financial information

Summary of differences between UK and US Generally Accepted Accounting Principles (unaudited)

The following is a summary of the adjustments to the group’s net income and shareholders’ equity of applying the significant differences between UK GAAP and US GAAP. These are summarised in the tabular reconciliation statements set out below and, subject to any matters that may require adjustment, will be included in the group’s US Annual Report on Form 20-F which provides further details.

Reconciliation of consolidated net income

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
			Restated
	Notes	£m	£m

Profit attributable to shareholders reported under UK GAAP		178.7	210.7
US GAAP adjustments:
Business combinations	(i)	(113.8)	(107.7)
Goodwill, intangible and other assets		(42.2)	(107.7)
Effect of SFAS 142 ‘Goodwill and other intangibles’		36.6	—
Purchase of minority interest in Amersham Biosciences		(108.2)	—
Accounting for investment in NMP — goodwill amortisation	(ii)	—	(3.6)
Investment in Nycomed Pharma	(i)	—	(0.3)
Disposal of Nycomed Pharma	(iii)	(1.2)	(10.4)
Derivative hedging	(iv)	66.4	5.6
Pension and post retirement costs	(v)	(4.4)	0.9
Transfer of assets from former pension plans	(vi)	(1.0)	6.0
Revenue recognition	(vii)	(1.2)	(2.9)
Deferred taxation — application of full liability method	(viii)	5.9	5.6
Other	(ix)	0.3	(10.0)
Tax effect of US GAAP adjustments	(viii)	29.7	20.5
Minority interest	(xi)	1.1	10.0

Total US GAAP adjustments		(18.2)	(86.3)

Net income in accordance with US GAAP		160.5	124.4

Basic net income per share in accordance with US GAAP		23.4p	19.6p

Diluted net income per share in accordance with US GAAP		23.3p	19.5p

Reconciliation of shareholders’ equity

		31 Dec 2002	31 Dec 2001
			Restated
	Note	£m	£m

Equity shareholders’ funds reported under UK GAAP		1,172.0	596.3
US GAAP adjustments:
Business combinations	(i)	1,067.5	1,093.7
Goodwill, intangible and other assets		1,039.5	1,093.7
Effect of SFAS 142 ‘Goodwill and other intangibles’		36.6	—
Purchase of minority interest in Amersham Biosciences		(8.6)	—
Accounting for investment in NMP	(ii)	41.7	41.7
Investment in Nycomed Pharma	(i),(iii)	—	1.5
Derivative hedging	(iv)	32.9	12.8
Pension and post retirement costs	(v))	(73.5)	(26.1)
Transfer of assets from former pension plans	(vi)	5.0	6.0
Revenue recognition	(vii)	(3.9)	(2.9)
Deferred taxation — application of full liability method	(viii)	27.6	28.7
Other	(ix)	(22.3)	(23.7)
Ordinary dividend	(x)	36.0	30.3
Tax effect of US GAAP adjustments	(viii)	(142.8)	(55.7)
Minority interest	(xi)	—	(75.6)

Total US GAAP adjustments		968.2	1,030.7

Shareholders’ equity in accordance with US GAAP		2,140.2	1,627.0

Figures reported under UK GAAP for the 12 months to 31 December 2001 have been restated following the introduction of FRS 19 as explained in note 36. Net income for the 12 months to 31 December 2001 and shareholders’ equity at 31 December 2001 in accordance with US GAAP have been restated as outlined in notes (iv), (vi), (viii) and (ix) below. The effect of these restatements on the 12 months to 31 December 2001 increases net income by £16.1m from £108.3m to £124.4m, with a corresponding 2.5p increase in basic net income per share for the 12 months to 31 December 2001. The restatements have reduced shareholders’ equity by £1.6m from £1,628.6m to £1,627.0m at 31 December 2001.

Supplemental financial information
continued

(i)  Business combinations

Under both UK GAAP and US GAAP, acquisitions are accounted for as purchase business combinations. However, certain differences between UK GAAP and US GAAP in the application of the purchase method of accounting for business combinations are set out below.

Goodwill, intangible and other assets

Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under the requirements of Financial Reporting Standard (FRS) 10 ‘Goodwill and Intangible Assets’, goodwill arising on acquisitions of subsidiaries, joint ventures, and associates during accounting periods ending on or after 23 December 1998 should be capitalised and amortised over its useful economic life. This treatment of goodwill is similar to its treatment under US GAAP prior to the introduction of Statement of Financial Accounting Standards (SFAS) 142 ‘Goodwill and other intangible assets’. The impact of the introduction of SFAS 142 is discussed below. However, because FRS 10 need not be applied retrospectively to goodwill written off against shareholders’ funds in earlier years, there will continue to be differences between the goodwill calculated under UK GAAP and US GAAP. For the purposes of US GAAP, goodwill written off against shareholders’ funds under UK GAAP has been reinstated.

UK GAAP requires an allocation of purchase consideration to intangible assets, which are separable from the business. For UK GAAP purposes, intangible assets, other than goodwill, acquired in a business combination, which are not separable and measurable, are not capitalised. US GAAP requires an allocation of consideration to identifiable intangible assets if they arise from contractual or other legal rights; if intangible assets do not arise from contractual or legal rights, the asset is recognised apart from goodwill only if it is separable. The intangible assets recognised for US GAAP are being amortised on a straight-line basis over periods up to 10 years .

Effect of SFAS 142 ‘Goodwill and other intangible assets’

Under US GAAP, following the introduction of SFAS 142,goodwill and intangible assets with indefinite useful lives are not amortised but reviewed annually for impairment. The 2002 amortisation charge on such goodwill recognised for UK GAAP has been reversed for US GAAP purposes. The impact of the introduction of SFAS 142 on net income and net income per share is analysed below:

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
		Restated
	£m	£m

Net income
Net income as reported under US GAAP	160.5	124.4
Add back: Goodwill amortisation	—	68.7

Adjusted net income under US GAAP	160.5	193.1

Net income per share — basic	p	p
Net income per share as reported under US GAAP	23.4	19.6
Add back: Goodwill amortisation	—	10.8

Adjusted net income per share (basic) as reported under US GAAP	23.4	30.4

Net income per share — diluted	p	p
Net income per share (diluted) as reported under US GAAP	23.3	19.5
Add back: Goodwill amortisation	—	10.8

Adjusted net income per share (diluted) as reported under US GAAP	23.3	30.3

Purchased research and development

Acquired in-process research and development recognised under US GAAP purchase accounting requirements is written off directly to net income in the year of acquisition: the technological feasibility of such in-process technology not having been established and not having an alternative future use. Acquired in-process research and development is not recognised as a separate asset under UK GAAP.

Purchase of 45% minority interest in Amersham Biosciences

Under UK GAAP, fair value adjustments have been recognised for tangible fixed assets, listed investments and the funded status of pensions. Under US GAAP, additional fair value adjustments have been recognised for separable intangible assets, in-process research and development and the revaluation of inventory. Intangible assets are being amortised on a straight-line basis over periods up to 10 years. The in-process research and development asset has been written off to income in the year. Following the introduction of SFAS 142, goodwill amortisation recorded under UK GAAP has been reversed for US GAAP purposes.

Investment in Nycomed Pharma

The 29% investment in Nycomed Pharma was recorded under the cost method of accounting under UK GAAP prior to its disposal as the company did not exert significant influence over the entity. Under US GAAP, the investment was accounted for using the equity method.

(ii)  Accounting for investment in Nihon Medi-Physics (NMP)

Under UK GAAP the change from the cost method to the equity method in the year ended 31 March 1997, due to the acquisition of an additional interest in NMP, did not require retroactive adjustment to the financial statements. Under US GAAP the investment, the results of operations, and shareholders’ equity of the group were adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

(iii) Disposal of Nycomed Pharma

In 2001, the group sold its trade investment in Nycomed Pharma. Under US GAAP, the investment was treated as an associate company resulting in a lower profit on disposal under the equity method of accounting. Certain costs associated with the sale have been recognised in 2002 for US GAAP.

(iv) Derivative hedging

Under US GAAP, the group does not qualify for hedge accounting and so gains and losses arising on derivative instruments at the year end have been booked directly to income under US GAAP.

During the year ended 31 December 2002, the group determined that the adjustment relating to gains and losses arising on derivative instruments for the year ending 31 December 2001 had been incorrectly accounted for under SFAS 133 ‘Accounting for derivative instruments and hedging activities’. Accordingly, the group has restated the 12 months to 31 December 2001. The adjustment to net income in 2001 has correspondingly increased by £21. 0m to £5.6m and the adjustment to shareholders’ equity has increased by £3.2m to £12.8m at 31 December 2001.

(v) Pensions and post retirement costs

Under both UK GAAP and US GAAP, pension and post retirement costs are based on actuarial assumptions. However, under UK GAAP the cost is based on long term market and economic assumptions and under US GAAP the cost is based on current market and economic assumptions. In line with SFAS 87 ‘Employers’ accounting for pensions’ an additional minimum liability equal to the unfunded accumulated benefit obligation is recognised when the accumulated benefit obligation exceeds the fair value of pension fund assets.

(vi) Transfer of assets from pension plans

A transfer of assets was received from former pension plans during 2001. Under UK GAAP, the proportion of the transfer relating to current employees of the group is being spread over the remaining service life of the employees in line with SSAP 24. Under US GAAP, this was taken to income in 2001.

During the year ended 31 December 2002, the group determined that income recognised in the year ending 31 December 2001 relating to the transfer of assets from former pension plans had been incorrectly accounted for under US GAAP. Net income in the 12 months to 31 December 2001 has been restated and income recognised on the transfer of assets reduced by £1.0m to £6.0m. The adjustments to shareholders’ equity at 31 December 2001 has also been restated, with a corresponding reduction of £1.0m to £6.0m.

(vii) Revenue recognition

Under UK GAAP, contract revenue is recognised when it is earned and non-refundable and when there are no future obligations under the contract terms. Under US GAAP, the group applies Staff Accounting Bulletin 101 (SAB 101). Under SAB 101, more prescriptive criteria are applied to assess whether the culmination of the earnings process has occurred and the group has a continuing obligation throughout the contract terms. As a result, certain non-refundable fees have been deferred over the contract terms under US GAAP.

(viii) Deferred taxation

Under UK GAAP, provision for deferred taxation is recorded under FRS 19. Except for certain timing differences relating to revaluations, rolled over taxable gains and unremitted income, provision is made for all timing differences that would give rise to a deferred tax liability. Deferred tax assets are recognised to the extent that it is more likely than not they will be recoverable. Under US GAAP, deferred tax is provided for on a full liability basis. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax asset will not be realised.

Following the adjustments to net income in the 12 months to 31 December 2001, as outlined in notes (iv) and (vi), the tax effects of the US GAAP adjustments have been reduced by £3.9m to £20.5m. The adjustment to shareholders’ equity at 31 December 2001 has been correspondingly reduced by £0.7m to £55.7m.

(ix) Other

Other differences between UK GAAP and US GAAP relate to accounting for compensated absences, investments in equity securities, ESOP transactions and stock based compensation.

Certain balances have been reclassified in 2001 from Business combinations to Other to conform to current year presentation.

During the year ended 31 December 2002, the group determined that the adjustment to shareholders’ equity at 31 December 2001 relating to ESOP transactions had been incorrectly calculated. Correspondingly, the adjustment to shareholders’ equity at 31 December 2001 has been restated with a reduction of £3.1m to £23.7m.

(x) Ordinary dividends

Under UK GAAP, dividends proposed are provided for in the period in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are recorded as a reduction to retained earnings when they have been formally declared, and notice given to shareholders.

(xi) Minority interest

The amount represents the components of the US GAAP adjustments attributable to Pharmacia Corporation’s 45% interest in Amersham Biosciences. The minority interest was extinguished in 2002 on the purchase of the 45% minority interest in Amersham Biosciences that the group did not already own.

Five year summary

	12 months to	12 months to	12 months to	12 months to	12 months to
	31 Dec 1998	31 Dec 1999	31 Dec 2000	31 Dec 2001	31 Dec 2002
	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m

Key data
Sales	1,388.9	1,374.6	1,377.6	1,602.5	1,618.2
— continuing operations	1,113.7	1,271.0	1,377.6	1,602.5	1,618.2
— discontinued operations	275.2	103.6	—	—	—

Amersham Health	161.0	178.1	194.6	240.9	255.6
Amersham Biosciences	70.5	81.6	63.3	72.4	75.3
Corporate	(9.9)	(9.7)	(16.7)	(20.8)	(21.1)

Operating profit of continuing operations before exceptional items and goodwill amortisation	221.6	250.0	241.2	292.5	309.8
Discontinued operations	37.7	10.3	—	—	—

Total operating profit before exceptional items and goodwill amortisation	259.3	260.3	241.2	292.5	309.8
Interest	(33.3)	(27.1)	(10.0)	(8.7)	(7.1)
Amounts written off investments	—	—	—	(4.4)	(2.4)

Profit before tax and before exceptional items and goodwill amortisation	226.0	233.2	231.2	279.4	300.3
Exceptional items	(35.1)	(55.2)	(27.0)	46.6	—
Goodwill amortisation	(2.4)	(8.9)	(10.7)	(11.7)	(36.6)

Profit before taxation after exceptional items and goodwill amortisation	188.5	169.1	193.5	314.3	263.7

Profit attributable to shareholders	99.4	87.9	107.0	210.7	178.7

Employment of shareholders’ funds
Fixed assets	751.2	677.5	776.7	787.9	1,491.4
Net current assets	398.4	360.0	266.2	269.8	146.5
Non-current liabilities (incl. deferred income)	(671.9)	(412.9)	(373.7)	(158.0)	(207.5)
Provisions	(213.5)	(199.3)	(190.6)	(240.8)	(253.5)

Net assets	264.2	425.3	478.6	658.9	1,176.9

Shareholders’ funds	215.1	363.7	416.9	596.3	1,172.0
Minority interests	49.1	61.6	61.7	62.6	4.9

	264.2	425.3	478.6	658.9	1,176.9

Net debt	523.8	298.9	323.5	25.4	182.3

Share statistics
Earnings per share
— basic	15.8p	13.9p	17.0p	33.2p	26.1p
— before exceptional items and goodwill amortisation	19.2p	20.5p	21.9p	26.6p	29.9p
Dividends per share	5.30p	5.85p	6.40p	7.10p	7.80p

The period ending 31 December 1998 has been restated following the implementation of FRS 12. Sales have been restated to reclassify Industrial Quality & Safety Assurance and Nycomed Pharma as discontinued operations.

Figures for periods ending 31 December 1998, 1999 and 2000 have been restated following the introduction of FRS18.

Figures for periods ending 31 December 1998, 1999, 2000 and 2001 have been restated following the introduction of FRS19, as explained in note 36 to the financial statements.

Shareholder information

Ownership structure

Holdings by size as at 31 December 2002

				% of
	Number of	% of	Number of	ordinary
Size of shareholding	holdings	total holdings	ordinary shares	shares

Over 1,000,000	105	0.78	533,599,190	76.03
100,001 — 1,000,000	384	2.87	120,864,910	17.22
10,001 — 100,000	901	6.72	29,290,396	4.17
5,001 — 10,000	677	5.05	4,704,777	0.67
1,001 — 5,000	4,694	35.03	9,882,074	1.41
501 — 1,000	3,333	24.87	2,493,286	0.36
1 — 500	3,307	24.68	977,450	0.14

	13,401	100.00	701,812,083	100.00

Directors

Mr R D Lapthorne CBE	Chairman, Chairman of the Remuneration Committee
Mr J Fr Odfjell	Deputy Chairman, Chairman of the Nomination Committee
Sir William Castell	Chief Executive
Mr G W Battersby	Human Resources Director
Mr D H Brydon OBE	Non-Executive Director, Chairman of the Audit Committee
Dr A Carr	President, Amersham Biosciences
Mr J H Johansen	Non-Executive Director, employee representative
Mr G F B Kerr	Finance Director
Mr P Loescher	President, Amersham Health
Dr J S Patterson	Non-Executive Director
Professor Sir Keith Peters	Non-Executive Director
Mr J F Rejeange	Non-Executive Director
Professor E Thorsby	Non-Executive Director
Professor M Uhlén	Non-Executive Director

Full details of the Board and its Committees are given on pages 36 to 37.

Secretary and registered office	Sub-registrar, Norway
Mr R E B Allnutt	Den norske Bank, ASA
Amersham Place	Registrar Department
Little Chalfont	Postboks 1171
Buckinghamshire	Sentrum
HP7 9NA	0107 Oslo
Telephone + 44 (0) 1494 544000	Norway
Registered in England Wales/No 1002610	Telephone: +47 22 48 1050
http://www.dnb.no
Registrar and transfer office	US Depositary
Lloyds TSB Registrars	Citibank N.A.
The Causeway	111 Wall Street
Worthing	21st Floor
West Sussex	New York 10043
BN99 6DA	Telephone: + 1 877 248 4237
Telephone +44 (0) 870 600 3998	(+1-877-CITIADR)
http://www.lloydstsb-registrars.co.uk	http://www.citissb.com/adr

Shareholder services

Amersham plc offer a range of shareholder services including direct payment of your dividends into your bank account, payment of dividends in foreign currencies, a dividend reinvestment plan, a corporate ISA, proxy voting on line and the ability to donate unwanted shares to charity through ShareGift. Please see enclosed information leaflet for further details or call 0870 600 3998 or visit www.amersham.com for further information.

Financial calendar

25 April 2003	Record date in UK, Norway and USA for final dividend
7 May 2003	Annual General Meeting
2 June 2003	UK, Norway and US payment of final dividend of 5.15p for the year ended 31
December 2002
July 2003	Announcement of results for half year to 30 June 2003 and of interim dividend
November 2003	Payment of interim dividend
February 2004	Announcement of results for year to 31 December 2003 and of proposed final dividend

Glossary

angiogenesis	the growth of new blood vessels supplying a tumour — a potential target for diagnostics and therapies aimed at cutting off the blood supply and starving the tumour

anti-sense drugs	small molecules that interfere with the process of protein production. They are designed to bind to a specific region of the target messenger RNA, thus preventing the production of the protein molecule

bioassay	a biological test or analysis, used in high throughput screening to test the effect of potential drug compounds on target molecules implicated in disease, and to identify/validate lead compounds

biopharmaceutical	a drug (eg. insulin) based upon biological molecules such as proteins, which are produced in cell culture and subsequently separated and purified through chromatographic and filtration techniques

bioprocess	chromatography separations media and systems for purifying proteins — a necessary step in the manufacture of biopharmaceuticals

brachytherapy	treatment of cancers by close range radiation, eg. through radioactive implants

chromatography	a technique used to analyse or separate molecules, such as proteins and DNA

coronary angiography	a scanning procedure for visualising the arteries that supply the heart with blood

CT (computed tomography)	an X-ray technique that provides computer-generated sliced images of the body

cyclotron	machine in which positively charged particles are accelerated in a spiral path in a vacuum between poles of a magnet, energy being provided by a high frequency voltage across the vacuum — used to produce radioisotopes for medical purposes

2D DIGE	two-dimensional fluorescence difference in-gel electrophoresis, a proteomics research technology for comparison of protein expression samples from normal and diseased tissues, and monitoring the effect of drugs on the tissues

DNA (deoxyribonucleic acid)	the genetic material of most living organisms, which contains heritable characteristics packaged in genes

electrophoresis	separation technique based on the movement of suspended particles through a fluid under the action of an electric field

EMEA	European Medicines Evaluation Agency, the regulatory authority in the European Union

endocardial border delineation	visualisation of the surface of the heart muscle, for improved assessment of heart wall motion in ultrasound imaging

enzymes	any of numerous complex protein substances that are produced by living cells and bring about or accelerate reactions; enzymology, the study of enzymes, their nature, activity and significance

external beam radiation	treatment of cancer by irradiating the tumour from a source outside the body

FDA	Food and Drug Administration, the regulatory authority in the United States

FDG	fluoro-deoxyglucose (a sugar molecule labelled with the radioisotope fluorine-18), a highly sensitive molecular diagnostic used in PET imaging

gamma camera	a scanning instrument that detects gamma rays emitted by radiopharmaceuticals, enabling the visualisation of organ function; see SPECT

genomics	the study of the genetic material on an organism-wide basis — eg. the human genome is the set of genes that code for a human being. Genomics includes the analysis of gene function, gene expression (see microarray) and genetic variation (see SNP)

high throughput screening	simultaneous screening of large numbers of drug candidates against protein molecules implicated in disease

informatics	the use of powerful computer technology (software and data management systems) for the collection, storage, analysis and organisation of very large amounts of biological data

interferons	a group of proteins produced naturally by the cells of our bodies, which increase the resistance of cells to viral infection

in vitro	biological processes observed outside the body, eg. in a test tube

in vivo	biological processes observed in a living organism

left ventricular function	how well the left ventricle of the heart is doing its job of pumping blood into the aorta, the great trunk artery that carries blood from the heart through the body

mass spectrometry	analysis instrument based on the mass-to-charge ratio of a substance

metastasis	spreading of cancer from the primary tumour to other sites in the body

microarray	a system consisting of thousands of minute samples of genetic material deposited or synthesised on slides or biochips, for rapid identification and analysis of gene expression — i.e. which genes are expressed (or active) in normal and diseased tissue, or in response to drug treatment

monoclonal antibody	an antibody produced by a single type of immune cell which binds to a specific part of its protein target

MRI (magnetic resonance imaging)	an imaging technology using radio waves and a magnetic field to produce high resolution images of ‘slices’ through the body

myocardium	the middle muscular layer of the heart wall

myocardial infarction	a term used to describe irreversible injury to heart muscle

neurology	the study of the nervous system (brain, spinal cord and nerves)

non-Hodgkin’s lymphoma	a heterogeneous group of malignant cancers of the lymphatic system

non-ionic	in contrast media, a compound which does not dissociate in solution and therefore has a low osmolality (number of particles in a given volume of liquid).This reduces side effects and discomfort upon injection, particularly for X-ray contrast media.

nucleotide	the building block of DNA and RNA

oncology	the study of tumours; cancer

peptide	a short sequence of amino acids forming part of a protein

perfusion (cardiac)	how well the heart is being supplied with blood

PET (positron-emission tomography)	a highly sensitive radiopharmaceutical imaging technique eg. for cancer, where PET can detect very early signs of the cancer spreading

pharmacological stress agents	drugs administered to make the heart work harder, used for testing heart function in patients who are unable to exercise on a treadmill

preclinical	studies of a potential new drug to determine its safety, metabolic properties and effectiveness before it can be administered to patients in clinical trials

protein	one of the myriad of complex molecules that control all cellular functions and are coded for by genes

proteome	all the proteins produced from all the genes of a genome

proteomics	the study of specific proteins expressed in cells and tissues, with the aim of determining their function and their role in disease, and identifying potential new drug targets

pulmonary embolism	the sudden obstruction of a blood vessel in the lung by a blood clot that has circulated in the blood and lodged in the lungs

radioisotope	a radioactive form of a chemical element

Glossary
continued

radioimmunotherapy	a cancer treatment that uses immune system antibodies to carry cancer-killing radioactive agents directly to tumour cells

radiopharmaceutical	radioactively-tagged compound necessary to produce a nuclear medicine image, also called a tracer or radionuclide

renal	relating to the kidneys

RNA (ribonucleic acid)	a chemical found in the nucleus and cytoplasm of cells, which plays an important role in protein synthesis and other chemical activities of the cell. The structure of RNA is similar to that of DNA. There are several classes of RNA molecules: messenger RNA, transfer RNA, and ribosomal RNA.

sequencing	identifying the order of the ‘letters’(nucleotides) in the DNA code

SNP (single nucleotide polymorphisms)	very small genetic differences between individuals, which may affect disease susceptibility and response to drugs

SPECT (single photon emission computed tomography)	a functional imaging technique producing computer-generated sliced images of the body based on the detection of gamma rays (photons) emitted by radiopharmaceuticals

stenosis	narrowing of the blood vessels. Restenosis is the re-narrowing of the blood vessels after initial treatment of coronary artery disease

stent	a small tube inserted into a blood vessel to prevent restenosis

thrombus	a blood clot formed within a blood vessel and remaining attached to its point of origin

toxicology	the study of the effect of foreign substances on the body and its functioning

vascular	relating to the blood vessels, as of the heart (cardiovascular) or brain (cerebrovascular)

Cautionary statement for purposes of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This Annual Report contains words such as ‘believe’, ‘expect’ and ‘anticipate’ and similar expressions, that identify forward-looking statements, which reflect the group’s views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the group’s products or the markets for those products and the impact of currency movements during 2003. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the group.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i)	changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products;

(ii)	changes in the cost or supply of raw materials, changes in interest rates and the impact of competition;

(iii)	price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Amersham, Amersham Health, Amersham Biosciences, ÄKTA, ÄKTApilot,
Chromaflow, CodeLink, CyDye, DaTSCAN, EchoSeed, Ettan,
GenomiPhi, Helispin, Imanet, LEADseeker, Ludicea, MegaBACE,
MabSelect, Myoview, OligoProcess, Omnipaque, Omniscan,
OncoSeed, Optison, Rapid Strand, Scierra, Sepharose, Sonazoid,
Source, Spin Signal, Streamline, TempliPhi and Visipaque are
trademarks of Amersham plc

TheraSeed is a trademark of Theragenics Corp

© Amersham plc 2003 — All rights reserved

All goods and services are sold subject to the terms and conditions of sale of the company within the Amersham group which supplies them. A copy of these terms and conditions is available on request.

Amersham plc, Amersham Place, Little Chalfont, Buckinghamshire,
England HP7 9NA

Mega Matt is made from 50% TCF and
50% recycled fibre in accordance with
the Nordic Swan Environmental Standard.

Designed by Merchant with navyblue
Typeset by Saffron Digital Production
Printed by St Ives Westerham Press

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire
HP7 9NA
England

www.amersham.com

Registered in England
and Wales 1002610

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA England

Chairman’s letter to shareholders

Dear Shareholder

Annual General Meeting 2003

The Annual General Meeting of the company will be held on Wednesday 7 May 2003 and the formal Notice of Meeting is set out overleaf. In addition to the routine business of the Annual General Meeting, the Board will be seeking shareholders’approval of the following resolutions.

Re-appointment of PricewaterhouseCoopers LLP as Auditors (Resolution number 5)

Following the conversion of PricewaterhouseCoopers to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors, and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. The company has received Special Notice from Mr Kevin Kissane, a shareholder, of his intention to propose an ordinary resolution to re appoint PricewaterhouseCoopers LLP as auditors.

Authority to purchase own shares (Resolution number 7)

Resolution 7, which is set out overleaf, renews the company’s annual authority to purchase its own shares in the market at or between the maximum and minimum prices specified in the resolution. The authority is limited to 10% of the issued ordinary share capital as at 31 December 2002.

The Directors consider it desirable that there is flexibility to make such purchases in appropriate circumstances. In deciding whether or not to exercise this authority, the Board will take into account other available investment opportunities, the company’s cash resources and capital requirements and the effect of any purchase on earnings per share. The authority will only be exercised if to do so would be expected to be in the best interests of shareholders generally.

Recommendation

The Board of Directors unanimously considers that all the proposals outlined above and the resolutions set out in the Notice of the Annual General Meeting are in the best interests of shareholders as a whole and recommend shareholders to vote in favour of each of the resolutions, as they intend to do themselves in respect of their own beneficial holdings of Amersham shares.

Proxy voting

A Form of Proxy is enclosed for shareholders which covers all the resolutions to be proposed at the Annual General Meeting. Please complete and return the Form of Proxy in accordance with the directions printed on the Form of Proxy as soon as possible, but in any event so as to be received not later than 11.30 am on Monday 5 May 2003.

Alternatively, you may submit your proxy electronically at www.sharevote.co.uk using the reference numbers printed on your Form of Proxy. Completion and return of the Form of Proxy will not prevent you from attending the meeting and voting in person, should you so wish.

We have also made arrangements for CREST members to appoint a proxy or proxies through the CREST electronic proxy appointment service. Further details are included in note 6 to the Notice of AGM.

Completion of a Form of Proxy or the appointment of a proxy electronically will not stop you from attending the meeting and voting in person should you so wish.

You should note that only those shareholders registered in the company’s register of members at 6 pm on Tuesday 6 May 2003 will be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6 pm on Tuesday 6 May 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Shareholder services

Enclosed with this mailing, you will find a leaflet describing some of the services we and our registrars, Lloyds TSB Registrars, offer to our shareholders in the UK. We hope that one or more of these services will be of interest to you. Should you require any further information, please call Lloyds TSB on 0870 600 3998. One new service being offered this year is the Amersham Dividend Re-Investment Plan and a separate leaflet describing this is also enclosed. Should you wish to participate in this Plan, you will find a personalised application form attached to your proxy form.

Finally, as I shall be leaving the Amersham Board at the end of the Annual General Meeting on Wednesday 7 May 2003, I would like to take the opportunity of wishing Amersham every success in the future. I have been proud to serve on the Board for a period of 14 years, the past four as Chairman. During that time, the company has grown considerably and has been through many changes. I have very much enjoyed being part of that success story. It is now time to move on to new challenges and I am delighted to hand over the role of your Chairman to Donald Brydon.

Yours sincerely

R D Lapthorne
Chairman

4 April 2003

Registered in England and Wales 1002610 www.amersham.com. Registered Office: Amersham Place, Little Chalfont, Buckinghamshire HP7 9NA

Notice of meeting

Notice is hereby given that the thirty-second Annual General Meeting of the company will be held on Wednesday 7 May 2003 at 11.30 am at The Savoy Hotel, River Entrance, Savoy Place, London, WC2R 0EU for the following purposes:

Routine business

1	To receive the Directors’ and auditors’ reports and group accounts for the year to 31 December 2002.

2	To declare a final dividend.

3a	To confirm the appointment of and elect as a Director Dr A Carr.

3b	To confirm the appointment of and elect as a Director Mr P H Loescher.

3c	To confirm the appointment of and elect as a Director Prof M Uhlén.

3d	To re-elect as a Director Mr G F B Kerr.

3e	To re-elect as a Director Mr G W Battersby.

3f	To re-elect as a Director Prof Sir K Peters.

3g	To re-elect as a Director Prof E Thorsby.

4	To approve the Directors’ remuneration report contained in the report and accounts for the year ended 31 December 2002.

5	To consider the following resolution, special notice having been received of the intention to propose the resolution as an Ordinary Resolution:

THAT PricewaterhouseCoopers LLP be reappointed auditors of the company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers) to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

6	To authorise the Audit Committee to determine the auditors’ remuneration.

Other business

To consider and, if thought fit, pass the following resolution which will be proposed as a Special Resolution:

7	That the company be and is hereby generally and unconditionally authorised pursuant to Section 166 of the Act to make market purchases (as defined in Section 163(3) of the Act) of ordinary shares of 5p each in the capital of the company (“Ordinary Shares”) provided that:

(i)	the maximum number of Ordinary Shares which may be purchased pursuant to this authority is 70,181,208;

(ii)	the minimum price which may be paid for an Ordinary Share is 5p (exclusive of expenses);

(iii)	the maximum price which may be paid for an Ordinary Share is an amount (exclusive of expenses) equal to 105 per cent of the average of the middle market value quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for each of the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(iv)	this authority shall be in substitution for any previous authority to make market purchases of Ordinary Shares conferred on the company and shall expire on the earlier of 6 August 2004 and the conclusion of the next Annual General Meeting of the company unless such authority is renewed, varied or revoked on or prior to such date; and

(v)	the company may make a contract to purchase Ordinary Shares under this authority prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract as if such authority had not expired.

By order of the Board	Registered office:
REB Allnutt Secretary 4 April 2003	Amersham Place Little Chalfont Buckinghamshire HP7 9NA

Notes:
1	The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Tuesday 6 May 2003 shall be entitled to attend or vote at the aforesaid Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on Tuesday 6 May 2003 will be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, articles of association or other instrument to the contrary.

2	Any member entitled to attend and vote at the meeting may appoint some other person as a proxy to attend and, in the event of a poll, to vote in his or her stead and that proxy need not be a member of the company. Shareholders will receive a proxy form with this Notice at the time of its first issue.

3	To be valid, the form of proxy must be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AG not later than 11.30 am on Monday 5 May 2003. Completion and return of a form of proxy will not preclude a member from attending and voting at the meeting in person if he/she so chooses.

4	A copy of each Director’s contract of service with the company will be available for inspection at the registered office of the company during normal business hours and 15 minutes prior to and during the Annual General Meeting. The Register of Directors’ Interests will also be available for inspection from the commencement of the meeting until its conclusion.

5	You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card ID and Account Number, which are shown on the Form of Proxy. Alternatively, a member who has a Shareview portfolio registered with Lloyds TSB Registrars may log on to their portfolio at www.shareview.co.uk, click on ‘company meetings’ and follow the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them.

6	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General meeting to be held on Wednesday 7 May 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CREST Co’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by no later than 11.30 am on Monday 5 May 2003. No such message received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.